As Filed with the Securities and Exchange Commission on December 31, 2003

Registration No. 333-_____
811-03930

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 13	[X]

Keyport Variable Account I

(Exact Name of Registrant)

Sun Life Assurance Company of Canada (U.S.)

(Name of Depositor)

One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code: 1-800-700-6554

Edward M. Shea, Assistant Vice President and Senior Counsel

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, MA 02481

(Name and Address of Agent for Service)

Copies to:

Joan E. Boros, Esq.

Christopher S. Petito, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W.

Washington, DC 20007

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement or as soon thereafter as possible.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of Single Premium Variable Life Insurance Policies Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

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Exhibit List on Page ____

PART A

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, Massachusetts 02481

(800) 367-3653

KeyLife

Individual Single Premium Variable Life Insurance Policy

Issued by

Keyport Variable Account I

and

Sun Life Assurance Company of Canada (U.S.)

This prospectus describes a single premium variable life insurance policy (the "Policy") issued by Sun Life Assurance Company of Canada (U.S.) ("we", "us", or "Sun Life (U.S.)"), a member of the Sun Life Financial group of companies, through our Keyport Variable Account I, one of our separate accounts. We designed the Policy to be used in connection with estate planning and other insurance needs of individuals. The Policy is not available for sale. We have not offered it for sale since August 1990.

The Policy allows "you," the Policy Owner, within certain limits, to:

o	transfer Cash Value among the available Sub-accounts and the General Account option as your investment objectives change; and

o	access the Policy's Cash Value through loans and surrender.

The Cash Value and, under certain circumstances, the Death Benefit of the Policy may increase or decrease depending on the investment experience of the Variable Account. A Guaranteed Minimum Death Benefit is provided which is unaffected by investment experience.

Any Policy entered into on or after June 21, 1988 is a "modified endowment contract" under the Internal Revenue Code of 1986, as amended (the "Code"). Loans and other distributions made under a modified endowment contract while the Insured is alive will be taxed in a manner similar to distributions from annuity contracts. See "Federal Income Tax Considerations" on pages 24-27.

This prospectus contains important information. We use certain special terms which are defined in Appendix A. You should read this prospectus carefully and keep it for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 31, 2003

Table of Contents
TABLE OF CONTENTS	2
RISK/BENEFIT SUMMARY OF POLICY	4
POLICY BENEFITS	4
Premium Payments	4
Cash Value	4
Accessing the Policy's Cash Value	4
Death Benefit	5
The Variable Account	5
General Account	5
Allocation Options	5
Duration of Coverage	5
Tax Benefits	6
POLICY RISKS	6
Investment Risk	6
Suitability	6
Risk of Lapse	6
Tax Risks	6
Surrender Risks	6
Loan Risks	7
PORTFOLIO RISKS	7
TABLES OF FEES AND EXPENSES	7
Transaction Fees	7
Periodic Charges other than Eligible Fund Operating Expenses	7
Annual Eligible Fund Operating Expenses	9
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)	9
THE VARIABLE ACCOUNT	10
ALLOCATION OF CASH VALUE UNDER THE POLICY	11
Variable Account	11
Eligible Funds and Sub-accounts in the Variable Account	11
Eligible Funds	11
Fees and Expenses of the Eligible Funds	13
Our General Account	13
Transfers	13
CHARGES AND DEDUCTIONS	14
Deductions from Premium	14
Deductions from Sub-account Values	14
Daily Deduction	14
Mortality and Expense Risk Charge	14
Federal Income Tax Charge	14
Monthly Deduction	15
Cost of Insurance Charge	15
Policy Maintenance Charge	15
Transfer Fee	16
THE POLICY	16
General	16
CASH VALUE AND SURRENDER RIGHTS	16
Cash Value	16
Reduction or Elimination of Policy Maintenance Charge and Crediting of Additional Variable Account Cash Values	16
Reduction in Monthly Deduction	17
Cash Surrender Value	18
LOAN PRIVILEGES	18
Policy Loans	18
Policy Loan Interest	19
Loan Repayment	20
DEATH BENEFITS	20
The Death Benefit	20
Payment of Death Benefit	20
PAYMENT OPTIONS	21
VALUATION	21
Valuation of Assets	21
Method of Determining Variable Account Values	21
OTHER POLICY PROVISIONS	22
Entire Contract	22
Ownership	22
Change of Policy Owner or Beneficiary	22
Assignment	22
Incontestability	23
Suicide	23
Misstatement of Age (or Sex)	23
Modification	23
Nonparticipating	23
Termination of Policy	23
Reinstatement	23
Rights of Beneficiary	23
Policy After Age 100	23
SUSPENSION OF PAYMENTS	23
FEDERAL INCOME TAX CONSIDERATIONS	24
Tax Status of the Policy	24
Diversification of Investments	24
Tax Treatment of Policy Benefits	25
Our Tax Status	27
VOTING RIGHTS	27
OTHER INFORMATION	28
Other Policies Issued By Sun Life (U.S.)	28
State Regulation	28
Reports to Policy Owners	28
Legal Proceedings	28
Registration Statements	28
Legal Matters	28
Financial Statements	29
Appendix A	i
Appendix B	iii
Appendix C	iv
Appendix D	vi
Appendix E	vii
Appendix F	viii

This prospectus does not constitute an offering in any jurisdiction where the offering would not be lawful. You should rely only on the information contained in this prospectus or in the prospectus or statement of additional information of the Eligible Funds. We have not authorized anyone to provide you with information that is different.

RISK/BENEFIT SUMMARY OF POLICY

The following is a summary of the benefits, risks, and characteristics of the Policies. It is only a summary. Additional information on the Policies' benefits, risks and characteristics can be found in the later sections of this prospectus. Capitalized terms used in this prospetus are defined where first used or in the Glossary in Appendix A of this prospectus.

POLICY BENEFITS

This Policy is a single premium variable life insurance policy. The Policy is built around its Cash Value, which changes every business day based on the investment experience of the Eligible Funds underlying the Sub-accounts or the amount of interest credited to the General Account. Charges we assess, cash you withdraw and policy loans decrease the Policy's Cash Value. Your choice of investment options and your use of the partial withdrawal and loan privileges will influence the Policy's performance. The choices you make will directly affect how long the Policy remains in effect, its tax status and the amount of cash available for use.

Premium Payments

You paid your Single Premium when you purchased your Policy. You may not pay additional Premiums under any circumstances.

Cash Value

The Cash Value is the sum of the amounts in the Sub-accounts, the General Account, and the Loan Account. Your Policy's Cash Value will reflect:

the single premium you paid;

the investment performance of the Sub-accounts you select, and/or the interest credited to the General Account;

any loans; and

the charges we deduct under the Policy.

The Policy provides you with the opportunity to take advantage of any increase in your Cash Value due to positive investment performance of the Sub-accounts, but you also bear the risk of any decrease due to negative investment performance. We do not guarantee a minimum Cash Value.

Accessing the Policy's Cash Value

You may borrow from us using the Cash Value as collateral. Taking a loan suspends the Policy's guarantee against termination and, as a result, your Policy may lapse if your Policy's Cash Surrender Value ever is less than $0, and you do not repay sufficient Indebtedness to prevent lapse. See "Duration of Coverage" at page 5. We will deduct any outstanding loan balance and unpaid loan interest from any Death Benefit proceeds. Loans and/or accrued loan interest may be repaid while the Policy is in force.

You also may surrender the Policy for its Cash Surrender Value. Cash Surrender Value equals the Cash Value minus any unpaid sales load charge and any Indebtedness. The sales load charge ended 10 years after you purchased your Policy. Accordingly, the sales load charge no longer applies to your Policy, and upon surrender we pay you the Cash Value minus any Indebtedness.

You may not make partial withdrawals from your Policy.

You may assign the Policy as collateral for a loan or other obligation.

Policy loans, surrender, and collateral assignment of the Policy may have adverse tax consequences, as explained below under "Federal Tax Income Considerations."

Death Benefit

If the Policy is in force when we receive satisfactory proof of the Insured's death, we will pay the Beneficiary the Death Benefit, less any Indebtedness and any overdue monthly deductions. The Policy provides a Guaranteed Minimum Death Benefit that is unaffected by investment experience. Under certain circumstances, to satisfy federal tax laws, the Death Benefit under the Policy may increase or decrease depending on the investment experience of the Variable Account. You or your Beneficiary may choose to receive the Death Benefit in a lump sum or under one of our payment options. See "Payment Options" at page 21.

The Variable Account

We have established a variable separate account to fund the variable benefits under the Policy. The assets of the Variable Account are free from our general creditors' claims. The Variable Account is divided into Sub-accounts. Each Sub-account invests exclusively in shares of an Eligible Fund, which is a mutual fund. The Policy currently offers a choice of nine Sub-accounts.

When you choose Sub-accounts, your benefits will fluctuate based on the investment results of the Sub-accounts. You assume all investment risk of allocating Cash Value to the Sub-accounts. There is no guarantee minimum Sub-account value. A comprehensive discussion of the investment risks of the Eligible Funds in which the Sub-accounts invest may be found in the underlying Eligible Funds' prospectuses. Please refer to the Eligible Funds' prospectuses for more information. If you do not have a prospectus for an Eligible Fund, please call us at (800) 437-4336, or write us at P.O. Box 9133, Wellesley Hills, Massachusetts 02481 and we will send you a copy without charge.

General Account

In addition to the Sub-accounts, you may also allocate all of part of your Cash Value to the General Account option. Amounts allocated to the General Account option are guaranteed by Sun Life (U.S.) and earn interest daily.

Allocation Options

You may transfer amounts from one Sub-account to another or to the General Account option, subject to any limits that we or the Eligible Funds may impose. We will notify you in writing of any such limitations. You may transfer amounts from the General Account option, subject to our transfer rules in effect at time of transfer. We reserve the right to charge a fee for implementing transfers. We currently are not charging that fee.

Sun Life (U.S.) has reserved the right to limit the number of transfers to no more than four every Policy Year. The current limitations are five transfers per calendar year and three per calendar quarter.

Duration of Coverage

Prior to Insured' Age 100, Your Policy will not lapse, regardless of changes in the Cash Value, if you do not have any outstanding Indebtedness. If you have outstanding Indebtedness and your Policy's Cash Surrender Value ever is less than $0, we will send you a notice stating that your Policy may lapse and giving you an opportunity to repay sufficient Indebtedness to keep your Policy in force. For more information, see "Risk of Lapse" at page 6 below.

When the Insured reaches Age 100, the Policy will mature. At that time, we will pay you the Cash Surrender Value and coverage under the Policy will end.

Tax Benefits

Under current tax law you are not taxed on the Policy's earnings until you take a distribution from your Policy. If your Policy is considered a "modified endowment contract ("MEC") under the Code, however, loans or collateral assignments may result in taxable income. For more information concerning the consequences of MEC status, see "Tax Risks" below, and "Distributions under Modified Endowment Contracts" at page 25 below.

POLICY RISKS

Investment Risk

If you invest your Cash Value in one or more Sub-accounts, you will be subject to the risk that investment performance of the Sub-accounts will be unfavorable and that the Cash Value will decrease. You could lose everything you invest and, if you have outstanding Indebtedness, your Policy could lapse without value. If you allocate premiums to the General Account, then we credit your Cash Value in the General Account with a stated rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum rate of 4% per year.

Suitability

Variable life insurance is designed for long-term financial planning. You should not purchase a variable life insurance policy as a short-term savings vehicle, because investment risk is best borne over a number of years.

Risk of Lapse

If you have outstanding Indebtedness and your Policy's Cash Surrender Value ever is less than $0, we will send you a notice giving you 31 days to repay enough of your Indebtedness to prevent lapse. If we do not receive sufficient repayment before the end of this period, your Policy will terminate. If the Policy terminates, all coverage ceases and no benefits are payable. You may not reinstate your Policy after termination.

Tax Risks

Under current tax law, Policies issued on or after June 21, 1988 generally are considered "modified endowment contracts" ("MECs") under the Code. In addition, under certain circumstances Policies issued before then also may be considered MECs. Loans under a MEC or collateral assignments of a MEC will be treated as a distribution from your Policy. As a result, if you have any gain in your Policy, taking a policy loan will result in your receipt of taxable income to the extent of any gain in your Policy. Also, if you receive these distributions before you have attained age 59 1/2 you may be subject to a 10% penalty tax on the amount distributed.

Other transactions under, the Policy also may result in taxable income or other adverse tax consequences that you should consider. More information on the federal income tax consequences of the Policy is provided in "Federal Income Tax Considerations" beginning on page 24. Existing tax laws that benefit this Policy may change at any time. You may wish to consult a qualified tax professional prior to purchase regarding tax treatment of Death Benefits, loans and surrenders.

Surrender Risks

A surrender may result in taxable income or penalty tax. See "Distributions under Modified Endowment Contracts" at page 25 below.

Loan Risks

Taking a loan from your Policy may increase the risk that your Policy will terminate. As explained above, see "Tax Risks", taking a loan suspends the Policy's guarantee against termination. Taking a loan will have a permanent effect on the Policy's Cash Surrender Value because the Cash Value held as security for the loan does not participate in the performance of the Sub-Accounts. In addition, if you do not pay loan interest when it comes due, the accrued interest will reduce the Cash Surrender Value of your Policy. These consequences may increase your Policy's risk of lapse. A loan will also reduce the Death Benefit. If your Policy is surrendered or if it is not a MEC and lapses with an outstanding loan, you may incur adverse tax consequences.

PORTFOLIO RISKS

Each Sub-account invests in shares of one of the Eligible Funds. We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to the Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that the Eligible Funds possibly will not meet their objectives.

The types of investments that an Eligible Fund makes entail specific types of risks. A comprehensive discussion of the risks of each Eligible Fund in which the Sub-accounts may invest may be found in the Eligible Funds' prospectuses. Please refer to the prospectuses for the Funds for more information. You should read the prospectuses for each of the Eligible Funds carefully before investing. If you do not have a prospectus for a Portfolio, please contact us by calling (800) 437-4336, or writing to Sun Life Assurance Company of Canada (U.S.), P.O. Box 9133, Wellesley Hills, Massachusetts 02481, and we will send you a copy free of charge.

TABLES OF FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

Transaction Fees

This table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer your Cash Value between investment options.

Charge (1)	When Charge is Deducted	Amount Deducted

Transfer Fee	Each transfer	Maximum: $25 Current: $0 (2)

(1) For the second through the tenth years after a Policy was issued, a charge was deducted upon surrender, as described in your Policy. This charge no longer applies, because all of the Policies are now out of the surrender charge period.

(2) We currently do not charge this fee. We reserve the right in the future to charge a transfer fee on all transfers in an amount up to $25.

Periodic Charges other than Eligible Fund Operating Expenses

This table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Eligible Fund fees and expenses.

Charge (1)	When Charge is Deducted	Amount Deducted

Cost of Insurance (2): (per $1,000 of net amount at risk)	Monthly

Minimum and Maximum Charge, standard class		Guaranteed: Minimum: $0.06 per $1,000 Maximum: $83.33 per $1,000

Charge for a male, standard class age 60:		Guaranteed: $2.28 per $1,000
Policy Maintenance Charge (3) (per $1,000 of Policy Maintenance Charge Base)	Monthly

Minimum and Maximum Charge standard class		Guaranteed: Policy Years 1-15: $0.25-0. per $1,000 Policy Years 16+: $0.15-0. per $1,000

Charge for a male, standard class age 60:		Guaranteed: Policy Years 1-15: $0.41 per $1,000 Policy Years 16+: $0.24 per $1,000

Mortality and Expense Risk Charge	Daily	..60% annually of average daily net assets in the Variable Account (4)

Federal Income Tax Charge	Daily	Currently none (5)

Net Loan Interest Charge(6)	Annually	Maximum: 5% of loan balance Current: 5% of loan balance

(1) For the second through the tenth years after a Policy was issued, a sales load charge was deducted as part of the Monthly Deduction. This charge no longer applies, because all of the Policies were issued more than ten years ago.

(2) Cost of insurance charges (labeled "mortality factors" in the Policy) vary based on Age, sex and rating class of the Insured. In general, the cost of insurance charge increases as the Insured ages. The minimum cost of insurance shown is for an Insured age 9 and the maximum shown is for an Insured age 99. The net amount at risk is determined by using the following formula: (Cash Value minus Death Benefit) * 1.00327 / (1 -.00327). For more information about the calculation of the cost of insurance charge, see "Charges and Deductions" beginning on page 14. In certain circumstances, beginning in the 8th Policy Year we may reduce the cost of insurance charge on your Policy. See "Reduction or Elimination of Policy Maintenance Charge and Crediting of Additional Variable Account Cash Values" on page 16 and "Reduction in Monthly Deduction" on pages 17-18.

The cost of insurance charge shown may not be representative of the charge that you will pay. You may obtain more information about the cost of insurance charge that would apply to you from your sales representative or by contacting us at (800) 367-3653.

(3) The policy maintenance charge is determined by multiplying the applicable policy maintenance charge factor by the Policy Maintenance Charge Base, which is the lesser of (a) the Guaranteed Minimum Death Benefit or (b) 3.5 times the Single Premium.

The applicable policy maintenance charge factors for your Policy are set at Policy issue. They vary depending on the Insured's age at issue and the Single Premium amount. If the Insured's age at issue was 45 or less, the applicable maximum policy maintenance charge factors are as follows:

Policy Years 1-15: $0.25 per $1,000

Policy Years 16+: $0.15 per $1,000

If the Insured's age at issue was 46-70, the applicable maximum policy maintenance charge factors are determined as follows.

Policy Years 1-15: $0.25 per $1,000, plus $0.008 per $1,000 for each year that issue age exceeds 45

Policy Years 16+: $0.15 per $1,000, plus $0.005 per $1,000 for each year that issue age exceeds 45

The applicable policy maintenance charge factors will not exceed the rates shown above. For more information, see "Policy Maintenance Charge" at page 15. In certain circumstances, beginning in the 9th Policy Year we may reduce or eliminate the policy maintenance charge. See "Reduction or Elimination of Policy Maintenance Charge and Crediting of Additional Variable Account Cash Values" on page 16.

The policy maintenance charge shown may not be representative of the charge that you will pay. You may obtain more information about the policy maintenance charge that would apply to you from your sales representative or by contacting us at (800) 367-3653.

(4) Deducted each Valuation Period in an amount equal to (a) 1/365 of the annual rate shown, times (b) the number of days in the Valuation Period, times (c) the Cash Value in the Variable Account on the relevant Valuation Day (1/365 x # of days x CV).

(5) We currently do not assess a charge for federal income taxes that may be attributable to the operations of the Variable Account. We reserve the right to do so in the future. See "Charges and Deductions - Deductions from Sub-account Values: Daily Deduction" beginning on page 14.

(6) See "Policy Loans" at page 18 for more information about the interest on policy loans. When you take a policy loan, we will transfer Cash Value to the Loan Account to secure your loan. We will credit your Loan Account with interest at an annual effective rate of 4%. For more information about interest credited to the Loan Account, see "Policy Loans" at page 18. The Loan Interest Charge represents the difference between the amount of interest we charge you for a loan and the amount of interest we credit to the Cash Value held in the General Account to secure loans.

Annual Eligible Fund Operating Expenses

The following table shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time you own the Policy. More detail concerning each Eligible Fund's fees and expenses is contained in the prospectus for each Eligible Fund.

	Minimum	Maximum

Total Annual Eligible Fund Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, and other expenses), without waivers or expense reimbursements(1)	.65%	1.27%

The fees and expenses reflected in this table are expressed as a percentage of average net assets for the year ended December 31, 2002 for the Eligible Funds in which the Variable Account invests.

1The advisers and/or other service providers of certain Eligible Funds have agreed to reduce their fees and/or reimburse the Eligible Funds' expenses in order to keep the Eligible Funds' expenses below specified limits. Eight of the Eligible Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Operating Expenses for all Eligible Funds after all fee reductions and expense reimbursements are taken into consideration, fall within the range shown, since the Eligible Fund with the highest expense ratio does not have any expense limitation arrangement. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Eligible Fund's prospectus.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

Sun Life (U.S.) (the "Company") is a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. It does business in 49 states, the District of Columbia, and Puerto Rico, and has an insurance company subsidiary that does business in New York. The Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Sun Life (U.S.) is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a holding company, Sun Life Financial Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, and Philippine stock exchanges.

Effective December 31, 2003, Keyport Life Insurance Company ("Keyport") merged with and into the Company, with the Company as the surviving entity. Keyport was an affiliate of the Company. Keyport was a stock life insurance company organized under the laws of the State of Rhode Island in 1957. Keyport was acquired by Sun Life Financial in November 2001 from Liberty Financial Companies, Inc., a subsidiary of Liberty Mutual Insurance Company of Boston, Massachusetts.

Upon the merger, Keyport ceased to exist, and the Company became the surviving company. As a result of the merger, the Variable Account became a separate account of the Company. All of the Policies issued by Keyport before the merger were, at the time of the merger, assumed by the Company. The merger did not affect any provisions of or right or obligations under those Policies.

In approving the merger, the board of directors of the Company and Keyport determined that the merger would result in operational and financial efficiencies, which would be in the long-term interests of their respective contract owners. On June 4, 2003, the respective 100% stockholders of the Company and Keyport voted to approve the merger. In addition, the Department of Insurance in the States of Rhode Island and Delaware have approved the merger.

THE VARIABLE ACCOUNT

The Variable Account was established by Keyport, a predecessor of the Company, pursuant to the provisions of Rhode Island law on September 2, 1982. The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust type of separate account pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or Sun Life (U.S.) by the Securities and Exchange Commission. On December 31, 2002, Keyport was merged with and into the Company. The Variable Account survived the merger intact.

The assets of the Variable Account are the property of Sun Life (U.S.) and are not chargeable with liabilities arising out of any other business Sun Life (U.S.) may conduct. The income, gains or losses, whether or not realized, from assets allocated to the Variable Account, are, in accordance with the Policy, credited to or charged against the Variable Account without regard to any other income, gains or losses of Sun Life (U.S.).

Sun Life (U.S.) does not guarantee the investment performance of the Variable Account. When amounts are allocated to the Variable Account, Cash Values and, under certain circumstances, the Death Benefit will vary with the investment performance of the investments in the Sub-accounts of the Variable Account in which values are held.

The Variable Account is divided into Sub-accounts. Each Sub-account invests exclusively in shares of a corresponding investment portfolio of a registered investment company (commonly known as a mutual fund) (an "Eligible Fund"). The income, gains or losses, realized or unrealized, from assets allocated to each Sub-account are credited to or charged against that Sub-account without regard to the other income, gains or losses of the other Sub-accounts. All amounts allocated to a Sub-account will be used to purchase shares of the corresponding Eligible Fund. The Sub-accounts will at all times be fully invested in mutual fund shares. The Variable Account may contain certain sub-accounts which are not available under the Policy.

We may in the future add new, combine or delete existing Sub-accounts at any time. Also, shares of any or all of the Eligible Funds may not always be available for purchase by the Sub-accounts of the Variable Account, or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Eligible Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary. In addition, the investment policies of the Sub-accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware. We also reserve the right to eliminate or combine existing Sub-accounts or to transfer assets between Sub-accounts. In the event of any substitution or other act described in this paragraph, we will notify you and make any appropriate amendments to the Policy to reflect the substitution.

ALLOCATION OF CASH VALUE UNDER THE POLICY

The Cash Value of the Policy may be allocated in whole or in part to the General Account and/or the Variable Account. The minimum allocation to the General Account or to any Sub-account at the time of purchase was 10% of the Single Premium.

Variable Account

Premium applied to and Cash Value transferred to the Variable Account will be invested in one or more of the Sub-accounts at net asset value, in accordance with your directions, subject to any terms and conditions we may impose on such selection. Each Sub-account will invest in shares of a single Eligible Fund. As noted above, we may, from time to time, add, delete, or combine Sub-accounts, or we may substitute an underlying Eligible Fund. When a new Sub-account is added, you may be permitted to select such Sub-account as an underlying investment for a Policy subject to any terms and conditions we may impose. (See "Transfers" on page 13.)

Eligible Funds and Sub-Accounts in the Variable Account

The Stein Roe Sub-accounts and the corresponding Eligible Funds of the SteinRoe Variable Investment Trust (the "SteinRoe Trust") are as follows:

Eligible Funds of
SteinRoe Trust	Sub-accounts

Liberty Money Market Fund ("LMMF")	LMMF Sub-account
Liberty Federal Securities Fund ("LFSF)	LFSF Sub-account
Liberty Asset Allocation Fund ("LAAF")	LAAF Sub-account
Stein Roe Growth Stock Fund ("SRGSF")	SRGSF Sub-account
Liberty Small Company Growth Fund ("LSCGF")	LSCGF Sub-account

The Liberty Trust Sub-accounts and the corresponding Eligible Funds of Liberty Variable Investment Trust (the "Liberty Trust") are as follows:

Eligible Funds of
Liberty Trust	Sub-accounts

Liberty Growth and Income Fund ("LGIF")	LGIF Sub-account
Columbia International Fund ("CIF")	CIF Sub-account
Colonial Strategic Income Fund ("CSIF")	CSIF Sub-account
Newport Tiger Fund ("NTF")	NTF Sub-account

Eligible Funds

The Eligible Funds in which the Sub-accounts invest are briefly discussed below. Each Eligible Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Eligible Funds (the "Fund Prospectuses"). The Fund Prospectuses should be read in connection with this prospectus. A copy of each Fund Prospectus may be obtained without charge by calling (800) 437-4336, or writing to Sun Life Assurance Company of Canada (U.S.), P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

The Eligible Funds which currently are permissible investments of the Variable Account are series of the SteinRoe Trust and the the Liberty Trust. Columbia Management Advisers, Inc. is the investment adviser for the Eligible Funds of Liberty Trust and SteinRoe Trust. We may enter into agreement with other mutual funds in order to make Sub-accounts investing in those funds available under the Policies.

The investment objectives of the Eligible Funds are briefly described below.

Liberty Money Market Fund, Variable Series. Liberty Money Market Fund seeks high current investment income from investment in short-term money market instruments while emphasizing preservation of capital and maintaining excellent liquidity.

Liberty Federal Securities Fund, Variable Series. Liberty Federal Securities Fund seeks to provide the highest possible level of current income, consistent with safety of principal and maintenance of liquidity, through investment primarily in mortgage backed securities.

Liberty Asset Allocation Fund, Variable Series. Liberty Asset Allocation Fund seeks to provide a high total investment return through investment in a changing mix of securities.

Stein Roe Growth Stock Fund, Variable Series. Stein Roe Growth Stock Fund seeks long term growth of capital through investment primarily in common stocks.

Liberty Small Company Growth Fund, Variable Series. Liberty Small Company Growth Fund seeks to provide growth of capital by investing primarily in common stocks, convertible securities, and other securities selected for prospective capital growth.

Columbia International Fund, Variable Series. Columbia International Fund seeks long-term capital growth by investing primarily in non-U.S. equity securities.

Liberty Growth and Income Fund, Variable Series. Liberty Growth and Income Fund seeks long term growth and income by investing primarily in large capitalization equity securities.

Colonial Strategic Income Fund, Variable Series. Colonial- Strategic Income Fund seeks a high level of current income, as is consistent with the prudent risk, and maximizing total return, by diversifying investment primarily in U.S. and foreign government and high yield, high risk corporate debt securities.

Newport Tiger Fund, Variable Series. Newport Tiger Fund seeks long-term capital growth by investing primarily in equity securities of companies located in the ten Tigers of Asia (Hong Kong, Singapore, India, South Korea, Taiwan, Malaysia, Thailand, Indonesia, China and the Philippines).

There is no assurance that the Eligible Funds will achieve their stated objectives.

The Eligible Funds may also be available to separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts. Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Eligible Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of Policy Owners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Policy Owners, including withdrawal of the Variable Account from participation in the Eligible Funds which are involved in the conflict or substitution of shares of other Eligible Funds.

Fees and Expenses of the Eligible Funds

Eligible Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Eligible Fund's investment adviser for managing the Eligible Fund and selecting its portfolio of securities. Other Eligible Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians and other companies that provide services to the Eligible Fund.

The Eligible Fund expenses are assessed at the Eligible Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These expenses are taken into consideration in computing each Eligible Fund's net asset value per share, which is used to calculate the Unit Values of the Variable Account. Thus, you indirectly bear the fees and expenses of the Eligible Funds corresponding to the Sub-accounts you select.

The management fees and other expenses of the Eligible Funds are more fully described in the Fund Prospectuses. The information relating to the Eligible Fund expenses was provided by the Eligible Funds and was not independently verified by us.

Our General Account

Our general account consists of all of our assets other than those in our variable separate accounts. Subject to applicable law, we have sole discretion over the investment of our general account assets.

The General Account option is not a security and the general account is not an investment company. The General Account option has not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940.

You may transfer a portion of your investments in the Sub-accounts to the General Account option. You may also transfer a portion of your investment in the General Account option to any of the variable Sub-accounts. Transfers may be subject to certain restrictions.

An investment in the General Account option does not entitle you to share in the investment experience of our general account. Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of our general account. We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

Transfers

Policy Owners may, by written request, transfer Cash Values (other than values in the Loan Account) among the Sub-accounts of the Variable Account and the General Account option subject to the following:

o	The minimum value that may be transferred from any Sub-account or the General Account option is $1,000 (or the total value if it is less than $1,000);

o	Following a transfer, the remaining value in a Sub-account or General Account option must be either zero or at least $1,000;

o

Sun Life (U.S.) has reserved the right to limit the number of transfers to no more than four every Policy Year (the current limitations are five transfers per calendar year and three per calendar quarter);

o

Any amounts allocated or transferred to the General Account option may not be transferred from the General Account option for a period of one year following such allocation or transfer (Sun Life (U.S.) accounts for multiple transfers on a first-in, first-out basis); and

o	The deduction of any fees that Sun Life (U.S.) may impose on such transfer. There is currently no charge for such transfer. If we impose a fee, it will not exceed $25 per transfer.

CHARGES AND DEDUCTIONS

Deductions from Premium

No deduction of any type was made at the time of payment of the Single Premium. Thus, 100% of the premium was immediately applied to the Policy.

Deductions from Sub-account Values:

Daily Deduction

The daily deduction currently consists of the Mortality and Expense Risk Charge. If in the future we were to charge the Federal Income Tax Charge described below, it also would be part of the daily deduction. The daily deduction is reflected in the calculation of the Unit Values for the Sub-accounts. See "Method of Determining Variable Account Values" at page 21. The charges comprising the daily deduction do not apply to Cash Value in the General Account or the Loan Account.

Mortality and Expense Risk Charge

Sun Life (U.S.) deducts from the assets of each Sub-account a daily charge for assuming the risk of guaranteeing mortality factors and the expense charges which is equal on an annual basis to .60% of the net assets in that Sub-account. The mortality risk assumed by Sun Life (U.S.) is that the insureds, as a group, may not live as long as expected. The expense risk assumed by Sun Life (U.S.) is that actual expenses may be greater than those assumed. Sun Life (U.S.) is responsible for all administration of the Policies and the Variable Account. (See "Monthly Deduction" below.)

If the life spans of the Insureds, as a group, are equal to or greater than those assumed in setting the deductions specified in the Policies, or if the actual expenses borne by Sun Life (U.S.) are equal to or less than those assumed in the Policies, then Sun Life (U.S.) will derive a profit from the mortality and expense risk charge . On the other hand, if the life spans of the Insureds are less than those assumed, or if the actual expenses are greater than those assumed, then Sun Life (U.S.)'s profit from the mortality and expense risk charge will be reduced or eliminated, or Sun Life (U.S.) may experience a loss. Sun Life (U.S.) expects to profit from the mortality and expense risk charge.

Federal Income Tax Charge

Sun Life (U.S.) may also charge for any provision for income taxes established by Sun Life (U.S.) as a result of the operations of the Variable Account and the Sub-accounts thereunder. Sun Life (U.S.) is not currently charging for any tax provisions.

Monthly Deduction

Sun Life (U.S.) makes a monthly deduction for the cost of insurance and the policy maintenance charge from the Cash Value of the Policy. Any monthly deduction will be allocated among all Sub-accounts of the Variable Account and any values in the General Account option, exclusive of the Loan Account, in the proportion that the Cash Value in each bears to the total Cash Value, exclusive of the Loan Account. The monthly deduction will be made at the end of each policy month during the Valuation Period in which the Monthly Anniversary falls. We will cancel Units to reflect collection of the Monthly Deduction.

Cost of Insurance Charge

The cost of insurance is determined on each Monthly Anniversary. The cost of insurance amount will vary by the difference between the Death Benefit and the Cash Value as well as the Insured's age last birthday (and sex in those states that do not permit unisex tables), and premium class, all as of the prior Monthly Anniversary. The cost of insurance charge will generally increase as the Insured gets older.

The Monthly Cost of Insurance equals (a) minus (b) times (c), divided by (d) (i.e., [(a-b) x c] / d), where

(a) is the Death Benefit multiplied by 1.00164,

(b) is the Cash Value multiplied by 1.00327,

(c) is the relevant cost of insurance charge, divided by twelve, and

(d) is one minus (c) above.

The difference between the Death Benefit and the Cash Value is affected by the performance of the investment options to which premium is allocated, the premium paid, any Policy Debt, any transaction fee and periodic charges.

The cost of insurance charges used in the cost of insurance formula given above are based on the length of time the Policy has been in force and the Insured's sex (in the case of non-unisex Policies), Issue Age and premium class. The cost of insurance charge factors are shown in your Policy, and are based on the 1980 Commissioner's Standard Ordinary Blended Table B, age last birthday, at 4%. The cost of insurance charge covers our anticipated mortality costs for standard risks. We have filed a detailed statement of our methods for computing Cash Values with the insurance department in each jurisdiction where the Policy was delivered. These values equal or exceed the minimum required by law.

Policy Maintenance Charge

The policy maintenance charge reimburses Sun Life (U.S.) for administrative costs related to the Policy, for the costs of absorbing state and local premium taxes, and for assuming certain risks associated with providing a Guaranteed Minimum Death Benefit. Administration of the Policy includes Policy underwriting and issuance, maintenance of policy records, Policy Owner service, all accounting, reserve calculations, regulatory and reporting requirements, and audits of the Variable Account. Policy administration is supported by a computer system. The expenses associated with its acquisition, modification and maintenance are recognized in this charge.

The policy maintenance charge is calculated and deducted on each Monthly Anniversary. The monthly Policy Maintenance Charge generally is determined by:

(a)	multiplying the lesser of (i) the Guaranteed Minimum Death Benefit and (ii) 3.5 times the Single Premium by
(b)	the applicable policy maintenance charge factor,
(c)	and dividing the result by $1,000.

The applicable policy maintenance charge factors are determined at the time the Policy is issued and are shown on the Policy's specifications page. We set one factor for the first 15 policy years and a lower factor for the following years. The factors differ based on the amount of the Single Premium and the issue age. If the Single Premium is not over $40,000, the factor for issue ages through age 45 is $0.25 for policy years 1-15 and $0.15 for policy years thereafter. If the Single Premium is over $40,000, the factors are lower: the factor for issue ages through 45 equals $10,000 divided by the Single Premium for policy years 1-15 and equals $6,000 divided by the Single Premium for policy years thereafter. For issue ages above 45 the factors noted above are increased by 3.2% for each year the issue age exceeds 45. See Appendix B for an illustrative example of the calculation of this charge.

Under certain circumstances, we may reduce the policy maintenance charge. (See "Reduction in or Elimination of Policy Maintenance Charge and Crediting of Additional Variable Account Cash Values" on Page 16.)

Transfer Fee

Sun Life (U.S.) has reserved the right to deduct a fee for implementing a transfer of Cash Value from one Sub-account to another and to or from the General Account and the Variable Account. Sun Life (U.S.) is not currently charging any fee. If Sun Life (U.S.) imposes a transfer fee, it will not exceed $25 per transfer.

THE POLICY

General

The Policy is an individual single premium variable life insurance policy. Coverage under the Policy commenced when the Policy was issued and the Single Premium paid during the Insured's lifetime. We do not accept any additional Premium under the Policy.

CASH VALUE AND SURRENDER RIGHTS

Cash Value

The Cash Value of the Policy is the total of all Sub-account, General Account option and Loan Account values. Cash Value varies based on the single premium paid, the mortality and expense risk charge, the monthly administration charge, the monthly cost of insurance charges, any fee, policy loans and loan interest charged, the performance of the Sub-accounts you select, and the interest credited to the General Account option and the Loan Account.

Reduction or Elimination of Policy Maintenance Charge and Crediting of Additional Variable Account Cash Values

Beginning with the 9th Policy Year, Sun Life (U.S.) guarantees to reduce or eliminate the monthly deduction for the policy maintenance charge if the investment experience of the Variable Account exceeds certain assumed levels for the Policy. Each month, Sun Life (U.S.) will determine whether and how much to reduce the monthly deduction for the policy maintenance charge by application of an actuarial formula set forth in the Policy and Appendix C of this prospectus. A different formula is used for Policy Years 9 through 15 than is used for Policy Years 16 and thereafter.

During the 9th through 15th Policy Years, if the relevant performance level is met, the policy maintenance charge will be eliminated. During the 16th Policy Year and thereafter, if the relevant performance level is met, the policy maintenance charge will be reduced in accordance with the formula.

Any reduction in or elimination of this charge will apply only for the current month; in the following month, depending on the investment performance of the Policy and the application of the formula, Sun Life (U.S.) may reduce or eliminate any reduction or reimpose the charge. For an example of the reduction or elimination of this charge, see Appendix C of this prospectus.

If the foregoing test is met at the beginning of the last month of each Policy Year, on the following Policy Anniversary Sun Life (U.S.) also will credit additional amounts to the Sub-account values of a Policy. On each applicable Policy Anniversary thereafter, Sun Life (U.S.) will determine whether or not additional amounts will be added to the Sub-account values by the application of an actuarial formula set forth in the Policy and Appendix C of this prospectus. A different formula is used for the 16th Policy Anniversary and thereafter than is used for Policy Anniversaries 9 through 15. If the condition stated above is met, then Sun Life (U.S.) will add to the Cash Value in each Sub-account on such Policy Anniversary an amount equal to .30% of the Cash Value in each Sub-account. The crediting of such values is accomplished by crediting full or fractional Units to each Sub-account. For an illustrative example of a Cash Value adjustment, see Appendix C of this prospectus.

Sun Life (U.S.) provides for a reduction or elimination of the policy maintenance charge and credits additional Cash Values because certain costs that Sun Life (U.S.) incurred in connection with the design and issuance of the Policies are recovered more quickly when the actual investment experience of the Policies exceeds the levels assumed levels in setting the charges under the Policies. The reduction of this charge and the crediting of additional Cash Values enables Policy holders to share in the benefit of the more rapid recovery of costs.

Reduction in Monthly Deduction

Beginning with the 8th Policy Year, Sun Life (U.S.) guarantees to reduce the monthly deduction for both the cost of insurance charge and the policy maintenance charge if the investment experience of the Variable Account does not meet certain levels. Each month, Sun Life (U.S.) will apply an actuarial formula specified in the Policy to determine whether and how much to reduce the monthly deduction for the cost of insurance and policy maintenance charge. Any reduction will apply only for the current month; in the following month, Sun Life (U.S.) will redetermine whether and how much to reduce the monthly deduction for that month. Depending on the investment performance of the Policy and the application of the formula, Sun Life (U.S.) may increase, reduce or eliminate the reduction.

The formula used to determine whether and how much to reduce the monthly deduction depends on the Cash Value at the time of the determination and the current performance of the Cash Value.

If the Cash Value on the prior Monthly Anniversary was less than or equal to both (a) 62.5% of the Single Premium and (b) the Cash Value at the beginning of the Policy Year, then the monthly deduction is reduced by multiplying it by a factor equal to (x) divided by (y), where:

(x) equals the Cash Value as of the prior Monthly Anniversary, and

(y) equals 2.5 times the greater of (i) the Guaranteed Minimum Death Benefit, and (b) 3.5 times the Single Premium.

If the Cash Value on the prior Monthly Anniversary was (a) greater than 62.5% of the Single Premium, but (b) less than or equal to:

(i) the Single Premium times [1.0 + (.02 x Policy Year number)]; and

(ii) 1.025 times the Cash Value at the beginning of the current Policy Year; and

(iii) 1.0025 times the Cash Value as of the prior Monthly Anniversary,

then the monthly deduction is reduced by multiplying it by a factor equal to [x/(y times z)], where:

(x) equals the Cash Value on the prior Monthly Anniversary,

(y) equals 2.0 times the greater of (i) the Guaranteed Minimum Death Benefit, and (ii) 3.5 times the Single Premium; and

(z) is the lesser of (i) 1.0 and (ii) the Cash Value as of the prior Monthly Anniversary divided by the Single Premium.

We will not reduce the monthly deduction if neither test is satisfied. For example, we will not reduce the monthly deduction if the Cash Value on the prior Monthly Anniversary is greater than the Single Premium increased by 2% per Policy Year on a simple interest basis. A year-to-date Cash Value increase also may preclude a charge reduction. These tests are applied independent of the possible decrease in the monthly policy maintenance charge described above in "Reduction or Elimination of Policy Maintenance Charge and Crediting of Additional Variable Account Cash Values."

Sun Life (U.S.) provides these reductions in order to sustain the Cash Values and Death Benefits of a Policy and to encourage Policy Owner retention of a Policy when actual investment experience is below the certain levels.

Cash Surrender Value

You may surrender the Policy for its Cash Surrender Value at any time by submitting a written request for surrender to Sun Life (U.S.). If you surrender your Policy, the insurance coverage and all other benefits under the Policy end. In addition, you may incur taxes and tax penalties.

The Cash Surrender Value is equal to:

o	the Cash Value; less

o	any Indebtedness.

We will determine the Cash Surrender Value at the next close of business on the New York Stock Exchange after we receive your Written Request for surrender. Sun Life (U.S.) will usually pay the amount of any surrender within seven (7) days of receipt of such request, unless the Suspension of Payments provision of the Policy is in effect. (See "Suspension of Payments" on Page 23.)

LOAN PRIVILEGES

Policy Loans

Subject to the rights of any assignee, after the first Policy Year, you may request a policy loan from us using the Policy as collateral. We will not make a policy loan for less than $1,000. Subject to this minimum, you may borrow any amount less than or equal to 80% of the Cash Value of the Policy (or any other amount required by state law), less any existing Indebtedness. If your Policy is a MEC, policy loans may result in taxable income (see "Federal Income Tax Considerations" on pages 24-27).

If you borrow a policy loan, we will place in the Loan Account a portion of Cash Value in the Variable Account and/or General Account option equal to the requested policy loan amount. An amount equal to the policy loan will be deducted: (a) from the Sub-account(s) and/or the General Account option in the proportion that you choose by written request; or (b) from each Sub-account in the proportion that the Cash Value in each Sub-account bears to the loan amount requested, if you do not specify how the loan is to be allocated. If there is no value, or insufficient value, in the Variable Account, then the loan amount, or the insufficient portion, will be deducted from the General Account option. An amount equal to unpaid interest will also be transferred to the Loan Account (see "Policy Loan Interest" below). Cash Values in the Loan Account, including unpaid loan interest that has been added to the loan balance, will be credited with interest at an annual effective rate of 4.00% per year. Since Cash Values are placed in the Loan Account when a loan is made, such Cash Values do not participate in the investment experience of the Variable Account; therefore the investment yield on Cash Values held in the Loan Account is limited to the 4.00% rate credited by Sun Life (U.S.). Thus, a loan will have a permanent effect on Cash Values and Death Benefits of a Policy.

We may defer granting a loan from the General Account option for up to six months. The six-month period begins on the date We receive the written request for a loan. No such delay is applicable to loans made from the Variable Account.

Policy Loan Interest

Interest on any existing policy loan is due on each Policy Anniversary. The maximum loan interest rate, which may vary from time to time, will never be higher than 5%. You may pay loan interest by sending payment to us at Sun Life Assurance Company of Canada (U.S.), P.O. Box 9133, Wellesley Hills, Massachusetts 02481; in the alternative, you may instruct or permit us to add unpaid interest to your loan balance.

If you pay loan interest when due, annual interest credited to the Loan Account will be removed from the Loan Account and re-invested in the Sub-account(s) and/or in the General Account option:

(a)	in accordance with the proportionate allocation in the Policy; or

(b)	in such other proportion as you choose by written request.

If you instruct us to add any unpaid interest to your loan account or do not pay the loan interest when due, we will:

(a)	add the unpaid loan interest to your outstanding policy loan; and

(b)

transfer to the Loan Account from the Sub-accounts and/or the General Account option in the same manner as described for policy loans, above, an amount equal to the difference between the loan interest due and the annual interest credited to the Loan Account.

The Indebtedness may not exceed the Cash Surrender Value of the Policy. Accordingly, if adding loan unpaid loan interest to your outstanding loan causes Indebtedness to exceed the Cash Surrender Value, the Policy will lapse. However, the Policy will not lapse until 31 days after a notice is sent to you. The notice will be mailed to your last known address and the last known address of any assignee of record. We will assume that your last known address is the address shown on the Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us. If we do not receive sufficient loan repayment during the notice period to keep the Policy in force, then the Policy and all rights to benefits will terminate without value at the end of the 31 day notice period. You may not reinstate your Policy after lapse. The Policy will continue to remain in force during the notice period. If the Policy Proceeds become payable by us during the notice period, then any charges due will be deducted from the amount payable by us.

Loan Repayment

While the Policy is in force before maturity, you may repay a policy loan in whole or in part. In order to fully repay an existing policy loan, a pro rata portion of the loan interest due on the next Policy Anniversary must also be paid. To repay a loan, send your payment to us at Sun Life Assurance Company of Canada (U.S.), P.O. Box 9133, Wellesley Hills, Massachusetts 02481. If you wish to repay your loan In-full, contact us at (800) 367-3653 to learn the full repayment amount. Upon repayment, the Cash Value in the Loan Account supporting the policy loan being repaid will be removed and re-invested in the Sub-account(s) of the Variable Account and/or the General Account option in the same manner as described for the payment of loan interest described above under "Policy Loan Interest."

DEATH BENEFITS

The Death Benefit

The Cash Value and the Death Benefit of the Policy generally will increase or decrease depending on the investment experience of the Sub-accounts you select, the amount of interest credited to the General Account, and the Insured's Age. The Death Benefit of the Policy at any time is the greater of:

(a)	the Guaranteed Minimum Death Benefit and
(b)	the Cash Value divided by the appropriate Net Single Premium Factor.

The Guaranteed Minimum Death Benefit is the amount of the Death Benefit on the Date of Issue, as shown in your policy specifications. See Appendix D for factors that may be used to calculate the approximate Guaranteed Minimum Death Benefit for a given amount of Premium. We will deduct any Indebtedness from the Death Benefit proceeds.

The Net Single Premium Factors are set so that the Death Benefit amount payable under the Policy will meet the requirements of the "cash value accumulation test" for determining that a policy qualifies as a contract of life insurance under the Code. (See "Tax Status of the Policy" at page 24 below. Appendix E is a Table of Net Single Premium Factors applicable to the Policy.

The Net Single Premium Factor increases with the Age of an Insured. Therefore, as the Insured ages, if the Death Benefit is determined using formula (b) above and the Cash Value were to remain constant from year to year, the Death Benefit will decline, but not to an amount less than the Minimum Guaranteed Death Benefit. On the other hand, if the Cash Value were to increase for year to year at a rate greater than the increase in the applicable Net Single Premium Factor, the Death Benefit will increase.

Payment of Death Benefit

We calculate the Death Benefit as of the date we receive written proof of death of the Insured. Before we pay any Death Benefit we require written proof of death of the Insured and the return of the Policy or a lost policy certificate.

We will pay the Death Benefit to the Beneficiary, if alive on the date of death. Otherwise, we will pay it to any Contingent Beneficiary alive on that date, and otherwise to the Policy Owner or to the estate of the Policy Owner. We will pay the Death Benefit in a lump sum, unless you or the Beneficiary select one of the payment options described below.

If the Policy Owner names more than one person as Beneficiary or Contingent Beneficiary and does not state otherwise, any non-survivor will not receive any benefit, the survivors will receive equal shares, and if there is only one survivor, that person will receive the entire benefit. Any Death Benefit will be paid in accordance with any applicable laws governing the payment of death proceeds.

PAYMENT OPTIONS

Any amount of $5,000 or more payable under the Policy may be received under a payment option.

The payment options are:

Option 1. Income for a Fixed Number of Years. Sun Life (U.S.) will pay equal payments for a chosen number of years, not over 30.

Option 2. Life Income with a Fixed Number of Years Guaranteed. Sun Life (U.S.) will make a payment once each month for as long as the payee lives. Payments are guaranteed for at least the number of months chosen even if the payee dies before then. The minimum amount of each payment will depend on the payee's sex and age before the payments start.

Option 3. Interest Income. Sun Life (U.S.) will pay interest on the amount left with Sun Life (U.S.) at a rate of at least 2.5% per year, compounded annually, for a chosen number of years, not over 30. Interest payments will be made annually, semi-annually, quarterly or monthly, as chosen. At the end of the specified period, the remaining balance will be paid to the payee in a lump sum.

Option 4. Income of a Fixed Amount. Sun Life (U.S.) will make payments of a specified amount. Sun Life (U.S.) will credit interest on the balance of the amount payable left with Sun Life (U.S.). This interest will be at a rate of at least 2.5% per year, compounded annually. Payments will last until the amount payable plus interest runs out.

Other payment options (including variable payout options, if permitted by applicable law) are available from Sun Life (U.S.).

VALUATION

Valuation of Assets

Eligible Fund shares held in the Sub-accounts will be valued at their net asset value by each Eligible Fund. The Sub-accounts are valued each Valuation Period. A Valuation Period is the period commencing at the close of trading of the New York Stock Exchange on each Valuation Date and ending at the close of trading for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Method of Determining Variable Account Values

The Cash Value of the Policy held in the Sub-accounts will fluctuate daily in accordance with the investment results of the underlying Eligible Funds and the charges deducted from the Sub-accounts. In order to determine how these fluctuations affect the Cash Value, a Unit Value is utilized. The Unit Value applicable during any Valuation Period is determined at the end of that period.

When a Policy is issued, Units of each Sub-account selected by you are credited to the Policy. When charges (other than the mortality and expense risk charge) are deducted, Units are surrendered. On any Valuation Date, the Variable Account Value is the sum of all Units multiplied by the respective Units Values. When Eligible Fund shares first were purchased on behalf of the Variable Account, each Unit was valued at $10 for each Sub-account. The Unit Value for each Sub-account in any Valuation Period thereafter is determined by dividing (a) by (b), where:

(a)	is equal to:

	(i)	the total value of the net assets in that Sub-account; less

	(ii)	a charge for assuming the risk of guaranteeing mortality factors and expense charges, which is equal to (i) above multiplied by the Valuation Period equivalent of .60% per year; less

	(iii)	the daily equivalent of the Federal Income Tax Charge, if any.

(b)	is the total number of Units in that Sub-account at the end of the Valuation Period.

Transactions are processed on the date we receive any acceptable written or telephonic request is received at our Principal Office. If your request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next Valuation Date.

OTHER POLICY PROVISIONS

Entire Contract

Your entire contract with us consists solely of the Policy, including the attached copy of the Policy Application and any attached supplemental applications, riders and endorsements.

Ownership

You, as the Policy Owner, any Joint Policy Owners, and any Contingent Policy Owner are named in the Policy. If more than one person is named as Policy Owner or Contingent Policy Owner and the designation does not state otherwise, Sun Life (U.S.) will treat such persons as Joint Policy Owners. Any designations may be changed by you.

While the Insured is alive, you may exercise all the rights of the Policy, subject to the rights of: (a) any assignee under an assignment filed with Sun Life (U.S.); and (b) any Beneficiary that was designated "irrevocable." If you die, your rights will pass to any surviving Joint Policy Owner or Owners, otherwise to any Contingent Policy Owner then alive, and otherwise to your estate.

Change of Policy Owner or Beneficiary

By written request, you may change the Policy Owner, the Contingent Policy Owner, Beneficiary, or Contingent Beneficiary while the Insured is alive. If the selection of a Beneficiary or Contingent Beneficiary was designated "irrevocable," that selection may be changed only with the written consent of such person. After the request is recorded, the change will take effect as of the date the request is signed. The change will not affect any payments Sun Life (U.S.) may make or actions it may take before recording the request.

Assignment

You may assign the Policy. You must file a copy of any assignment with us. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any Beneficiary or Contingent Beneficiary not designated "irrevocable" will be subject to the assignment. An assignment will not affect any payments we may make or actions it takes before the assignment is recorded. Any assignment made of the Policy will be subject to any Indebtedness. If your Policy is a MEC, assignments can result in taxable income (see "Federal Income Tax Considerations " on pages 24-27).

Incontestability

We will not contest the Policy after it has been in force, during the Insured's lifetime, for two years from its Date of Issue.

Suicide

If the Insured commits suicide, whether sane or insane, within two years from the Date of Issue, the Death Benefit payment will be limited to the greater of the amount of the Single Premium paid or the Cash Value, less any Indebtedness.

Misstatement of Age (or Sex)

If the Insured's age (or sex in those states that have not adopted unisex tables) has not been stated correctly, Sun Life (U.S.) will change any amount payable to what the premium paid would have bought at the true age (or sex).

Modification

Only our president and our secretary may agree to any change in the terms of the Policy.

Nonparticipating

The Policy does not pay dividends. The Policy does not share in our profits or surplus earnings.

Termination of Policy

The Policy will terminate on the earlier of the date we receive your request to surrender, the expiration date of the notice period without receipt of sufficient loan repayment to keep the Policy in force, or the date of death of the Insured.

Reinstatement

This Policy may not be reinstated after lapse.

Rights of Beneficiary

The Beneficiary has no rights in the Policy until the death of the Insured. If a Beneficiary is alive at that time, the Beneficiary will be entitled to payment of the Policy Proceeds as they become due.

Policy After Age 100

Your Policy will mature when the Insured reaches Age 100. At that time, we will pay you the Cash Surrender Value and coverage under your Policy will end.

SUSPENSION OF PAYMENTS

Sun Life (U.S.) reserves the right to postpone surrender payments from the General Account for up to 6 months. Sun Life (U.S.) reserves the right to postpone any type of payment from the Variable Account for any period when:

(a)	the New York Stock Exchange is closed on other than customary weekend and holiday closings;

(b)	trading on that Exchange is restricted;

(c)

an emergency exists, as declared by the Securities and Exchange Commission, as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

(d)	the Securities and Exchange Commission permits delay for the protection of security holders.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is NOT intended as tax advice. We do not make any guarantees about the Policy's tax status. You should consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). We make no representation as to the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS. We do not make any guarantee regarding the tax status of any policy or any transaction regarding the Policy.

Tax Status of the Policy

A Policy has certain tax advantages when treated as a life insurance contract within the meaning of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). This definition places limitations on the relationship between the Death Benefit and the Cash Value of your Policy. We use the cash value accumulation test ("CVAT") to test compliance with this requirement of Section 7702. If it is determined that a Policy does not satisfy the CVAT test, we will take whatever steps are appropriate and reasonable to cause such a Policy to comply with Section 7702, including without limitation increasing the death benefit as necessary to qualify the Policy as a life insurance contact under the CVAT test. We believe that the Policy meets the Section 7702 definition of a life insurance contract and will be treated as a life insurance contract under federal tax laws. We will take whatever steps are appropriate and reasonable to attempt to cause the Policy to continue to comply with Section 7702.

Diversification of Investments

Section 817(h) of the Code requires that the Variable Account's investments be "adequately diversified" in accordance with certain Treasury regulations. We believe that the Variable Account will be adequately diversified.

In certain circumstances, the owner of a variable life insurance policy may be considered, for federal income tax purposes, the owner of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the variable policy owner's gross income. In a Revenue Ruling issued in 2003, the IRS considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. We believe the holding in the Revenue Ruling applies to the owner of a Policy. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We do not know what standards will be established, if any, in the regulations or rulings which the Treasury has stated it expects to issue on this question. We therefore reserve the right to modify the Policy as necessary to attempt to prevent a Policy Owner from being considered the owner of a pro-rata share of the assets of the Variable Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

Life Insurance Death Benefit Proceeds. In general, the amount of the Death Benefit payable under the Policy is excludible from your gross income under the Code.

Tax Deferred Accumulation. Any increase in the Cash Value is generally not taxable to you unless you receive or are deemed to receive amounts from the Policy before the Insured dies.

Distributions. If you surrender the Policy, the amount you will receive as a result will be subject to tax as ordinary income to the extent that amount exceeds the "investment in the contract," which is generally the total of premiums and other consideration paid for the Policy, less all amounts previously received under the Policy to the extent those amounts were excludible from gross income.

Depending on the circumstances, any of the following transactions may have federal income tax consequences:

the exchange of a Policy for a life insurance, endowment or annuity contract;

a policy loan;

a complete surrender;

a change in the ownership of a Policy; or

an assignment of a Policy.

In addition, federal, state and local transfer and other tax consequences of ownership or receipt of Policy Proceeds will depend on your circumstances and those of the named Beneficiary.

Whether policy loans or other amounts deemed to be distributed constitute income subject to federal income tax depends, in part, upon whether the Policy is considered a "modified endowment contract."

Modified Endowment Contracts. Section 7702A of the Code treats certain life insurance contracts as "modified endowment contracts" ("MECs"). The Code defines MECs as those Policies issued or materially changed after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the Policy provided for paid-up benefits after the payment of seven annual premiums ("seven-pay test").

Because only a single premium was paid for the Policy, Policies issued after June 21, 1988 with few exceptions are considered MECs. In addition, any Policy entered into before June 21, 1988 may become subject to the "7-pay test" of section 7702A of the Code on the date that the Policy's Death Benefit first exceeds the sum of the Policy's Death Benefit on October 20, 1988, and $150,000. If the 7-pay test does apply and the Policy fails that test, the Policy will be treated as a "modified endowment contract." The rules described below in the prior paragraphs would then govern (a) any distributions made in the Policy Year in which the failure occurs and any succeeding Policy Year and (b) any distributions made in anticipation of such failure (to be defined by regulations of the Secretary of the Treasury). Section 7702A states that a distribution made within 2 years before the failure to meet the 7-pay test shall be treated as made in anticipation of such failure.

Distributions under Modified Endowment Contracts. Distributions under a Policy that is treated as a MEC have the following tax consequences:

First, policy loans and loans secured by the Policy are treated as partial surrenders and are includable in gross income to the extent the Policy's total Cash Value exceeds your cost basis in the Policy. Any past-due loan interest that is added to the amount of the loan is treated as a loan.

Second, a 10 percent additional income tax is imposed on that portion of any distribution (including distributions upon surrender), policy loan or loan secured by the Policy, that is included in income, except where the distribution or loan is:

made when you are age 59 1/2 or older;

attributable to your becoming disabled; or

part of a series of substantially equal periodic payments (not less frequently than annually) for the duration of your life (or life expectancy) or for the duration of the longer of your or the Beneficiary's life (or joint life expectancies).

These exceptions may only apply if the Policy is owned by an individual and, generally do not apply if the Policy is owned by a legal entity such as a trust, partnership or corporation.

All modified endowment contracts issued by us (or our affiliates) to you during any calendar year will be treated as a single MEC for purposes of determining the amount of a policy distribution which is taxable to you.

Distributions under a Policy That Is Not a MEC. If the Policy is not a MEC, a distribution is generally treated first as a tax-free recovery of the "investment in the contract," and then as a distribution of taxable income to the extent the distribution exceeds the "investment in the contract."

If the Policy is not a MEC, policy loans and loans secured by the Policy are generally not treated as distributions. Such loans are instead treated as your indebtedness.

Finally, if the Policy is not a MEC, distributions (including distributions upon surrender), policy loans and loans secured by the Policy are not subject to the 10 percent additional tax.

Policy Loan Interest. Generally, no tax deduction is allowed for interest paid or accrued on any indebtedness under a Policy. In addition, if the Policy Owner is not a natural person, or is a direct or indirect beneficiary under the Policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's otherwise allowable interest expense deduction. This rule may not, however, apply if you are such a Policy Owner engaged in a trade or business and the Policy covers an officer, director, employee or 20 percent owner of your business, within the meaning of Section 264(f)(4). You should consult your tax adviser for further guidance on these issues.

Also, there is no definitive guidance concerning the tax treatment of a policy loan when the interest rate credited to the loan is the same as the interest rate charged against the loan.

Federal Income Tax Withholding. We will withhold and remit to the federal government the amount of any tax due on that portion of a policy distribution which is taxable if we do not have a valid social security number for you, unless you direct us otherwise in writing at or before the time of the distribution. As the Policy Owner, however, you will be responsible for the payment of any taxes and early distribution penalties that may be due on policy distributions, regardless of whether those amounts are subject to withholding.

Our Tax Status

We are taxed as a life insurance company under Subchapter L of the Code. Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, theVariable Account currently is not separately taxable as a regulated investment company or other taxable entity.

Taxes we pay, or reserve for, that are attributable to the earnings of the Variable Account could affect the Unit Values, which in turn affects your Cash Value. Under existing federal income tax law, however, the income (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us. Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account. Therefore, we do not take any federal, state or local taxes into account when determining the net investment factor. We may take taxes into account when determining the net investment factor in future years, if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

THE INDIVIDUAL SITUATION OF EACH POLICY OWNER OR BENEFICIARY WILL DETERMINE HOW OWNERSHIP OR RECEIPT OF POLICY PROCEEDS WILL BE TREATED FOR PURPOSES OF FEDERAL INCOME AND ESTATE TAXES AS WELL AS STATE AND LOCAL ESTATE, INHERITANCE AND OTHER TAXES. YOU SHOULD CONSULT A QUALIFIED TAX PROFESSIONAL AS TO ANY TAX QUESTIONS YOU MAY HAVE ABOUT THE POLICIES.

VOTING RIGHTS

We are the legal owner of all shares of the Eligible Funds held in the Sub-accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 to be approved or ratified by the shareholders of the Eligible Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting. We will, however, vote shares held in the Sub-accounts in accordance with instructions received from Policy Owners who have an interest in the respective Sub-accounts.

We will vote shares held in each Sub-account for which no timely instructions from Policy Owners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Sub-account for which instructions are received. Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

The number of votes each Policy Owners may cast with respect to a Sub-account is determined by dividing the portion of the Cash Value derived from participation in that Sub-account, if any, by $100. We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance regulators, disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Eligible Funds, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to Policy Owners.

OTHER INFORMATION

Other Policies Issued By Sun Life (U.S.)

Sun Life (U.S.) may, from time to time, offer other life insurance policies which may be similar to those offered herein. Sun Life (U.S.) also issues several forms of fixed premium life plans and fixed and variable annuity contracts.

State Regulation

We are subject to the laws of Delaware governing life insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations. We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

We are required to file an annual statement with the insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

Reports to Policy Owners

We maintain all records and accounts relating to the Separate Account. Sun Life (U.S.) will send to the Policy Owner, at the last known address of record, at least annually, a report showing the Death Benefit, Cash Value, all charges made since the last report, and any Indebtedness. The report will also show investment information as of the Policy Anniversary and any other information or reports required by law. Sun Life (U.S.) will also send the Policy Owner semi-annual and annual reports of the applicable Eligible Funds and/or such other reports as may be required by federal securities' laws.

Legal Proceedings

There are no pending legal proceedings which would have a material adverse effect on the Variable Account. We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

Actuarial matters concerning the Policy have been examined by Georges C. Rouhart, FSA, MAAA, Product Officer.

Registration Statements

This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy. It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement for further information concerning the Variable Account, Sun Life of Canada (U.S.), the mutual fund investment options and the Policy.

Legal Matters

Legal matters in connection with the Policy described herein have been passed upon by Edward M. Shea, Esq., Assistant Vice President and Senior Counsel of Sun Life (U.S.).

Financial Statements

Our financial statements, provided in the Statement of Additional Information, should be considered only as bearing on our ability to meet our obligations with respect to the Death Benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. Instructions on how to obtain the Statement of Additional Information are provided on the last page of this prospectus.

Appendix A

Glossary of Terms

Age: The Insured's age on his or her most recent birthday.

Beneficiary, Contingent Beneficiary: The Beneficiary is the person or persons who will receive any Death Benefit. The Contingent Beneficiary, if any, will become the Beneficiary should the Beneficiary die prior to the date of death of the Insured.

Cash Surrender Value: Cash Value minus unpaid sales load charge and any Indebtedness. Because all outstanding Policies are now out of the sales charge period, the Cash Surrender Value for outstanding Policies equals the Cash Value minus any Indebtedness

Cash Value: The sum of the amounts in the Sub-accounts, the General Account and the Loan Account.

Code: The Internal Revenue Code of 1986, as amended.

Date of Issue: The date on which the Policy takes effect.

Death Benefit: The benefit payable upon the death of the Insured prior to any adjustment for outstanding Indebtedness or unpaid charges.

Eligible Fund: A mutual fund portfolio in which a Sub-account invests.

General Account: The general asset account of Sun Life (U.S.) which contains all the assets of Sun Life (U.S.), other than the assets of the Variable Account and other separate investment accounts.

Guaranteed Minimum Death Benefit. The amount of the Death Benefit on the Date of Issue, as shown in your policy specifications. It is the minimum Death Benefit payable under the Policy.

Indebtedness: The amount of any existing loans and accrued but unpaid loan interest.

Insured: The person whose life is covered by the Policy.

Loan Account: That portion of the General Account that contains Cash Values attributable to policy loans.

Monthly Anniversary: The Monthly Anniversary is the same day each month as the day of issue, or the first day of the next month should that day fall on a day beyond the end of any month.

Office: The Executive Office of Sun Life (U.S.) which is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, or such other address as we may specify to you by written notice.

Policy Anniversary: The same day in each succeeding year as the day of the year corresponding to the Date of Issue.

Policy Owner, Joint Policy Owner, Contingent Policy Owner: The Policy Owner is the person or persons having all rights under the Policy. Joint Policy Owners are two or more natural persons who own the Policy equally with a right of survivorship. The Contingent Policy Owner is the person or persons who will own the Policy following the Policy Owner's death (or the deaths of all the Joint Policy Owners).

Policy Year: A one year period starting on the Date of Issue, or any Policy Anniversary and ending on the next Policy Anniversary.

Single Premium: The single purchase payment for the Policy.

Sub-accounts: Sub-divisions of the Variable Account, each of which invests in a single Eligible Fund.

Tax Code: The Internal Revenue Code of 1986, as amended.

Unit: A unit of measurement that we use to calculate the value of your investment in each Sub-account.

Unit Value: The value of each Unit of a Sub-account. Each Sub-account has a different Unit Value.

Valuation Date: Any day that benefits vary and on which we, the applicable Eligible Fund, and the New York Stock Exchange are open for business and any other day as may be required by the applicable rules and regulations of the Securities and Exchange Commission.

Valuation Period: The period of time from one determination of Unit Values to the next following determination of Unit Values. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

Variable Account: A separate investment account maintained by Sun Life (U.S.) into which a portion of its assets has been allocated for the Policy described herein and certain other policies offered by Sun Life (U.S.). It has been designated as Keyport Variable Account I. Sub-accounts have been established within the Variable Account for each Eligible Fund.

Written Request: A request written on a form satisfactory to us and filed at our Office.

Appendix B

ILLUSTRATIVE EXAMPLES OF THE CALCULATION OF THE

GUARANTEED MAXIMUM POLICY MAINTENANCE CHARGE

The Maximum Policy Maintenance Charge is based on the lower of the Minimum Guaranteed Death Benefit ("MGDB") and 3.5 times the Single Premium paid under a Policy. The following examples assume a $l0,000 Single Premium has been paid:

Example Number One For an Insured With Issue Age Thirty

1.	Assume the MGDB is $47,494.

2.	3.5 times the Single Premium is $35,000.

3.	Thus, the Policy Maintenance Charge is based on $35,000, not on the $47,494 MGDB.

4.

Therefore, the Maximum Policy Maintenance Charge during Policy Years 1 through 15 is .25 times 35,000 divided by 1,000 or $8.75. For Policy Years after the 15th, the Maximum Policy Maintenance Charge is .15 times 35,000 divided by 1,000 or $5.25.

Example Number Two For an Insured With Issue Age Sixty

1.	Assume the MGDB is $l9,016.

2.	3.5 times the Single Premium is $35,000.

3.	Thus, the Policy Maintenance Charge is based on $l9,016, not on the $35,000 which was the case with Example Number One above.

4.

Therefore, the Maximum Policy Maintenance Charge for Policy Years l through 15 is .37 times l9,016 divided by l,000 or $7.04. For Policy Years after the l5th, the Maximum Policy Maintenance Charge is .222 times l9,0l6 divided by l,000 or $4.22.

Appendix C

ILLUSTRATIVE EXAMPLE OF REDUCTION OR ELIMINATION

OF POLICY MAINTENANCE CHARGE

AND

CREDITING OF ADDITIONAL CASH VALUES TO THE VARIABLE ACCOUNT

Example Number One for Insureds in Their 9th Through l5th Policy Years

Assume that the Cash Value at the end of the l0th Policy Year for an Insured issued a Policy at age 30, who paid a $l0,000 Single Premium that earned a hypothetical gross average investment return of l2%, is $22,848.

To determine whether or not the Monthly Policy Maintenance Charge is to be eliminated in the first month of the eleventh Policy Year, the following test is performed:

1)	The above Cash Value is compared to the Single Premium ($l0,000) multiplied by 1 plus a factor equal to:

	a)	Policy Year (11) times [.085 plus (Policy Year (11) times .0023)], or 1.2133.

2)	Therefore, $l0,000 times (1 + l.2133) equals $22,133.

3)

Since $22,133 is less than the Policy's Cash Value, the Policy Maintenance Charge is not taken on the next Monthly Anniversary. This test is performed in each month during Policy Years 9-15, and if the condition is met the Policy Maintenance Charge is eliminated.

If the above test is satisfied as of the beginning of the last month of a Policy Year, then on the next Policy Anniversary Sun Life (U.S.) will credit additional Cash Value in an amount equal to .30% of the existing Cash Value. For example, if the Cash Value at the end of the last month of the Policy Year is $24,000 before any monthly deductions, and the above test is satisfied, then Cash Values equal to $72 (.0030 times $24,000) will be credited.

Example Number Two for Insureds in Policy Years l6 and Greater

Assume that the Cash Value at the end of the 20th Policy Year for an Insured of a Policy issued at age 40, who paid a $l0,000 Single Premium that earned a hypothetical gross average investment return of l2%, is $55,164.

To determine whether or not the Policy Maintenance Charge is to be reduced in the first month of the twenty-first Policy Year, the following test is performed:

1)	The above Cash Value is compared to the Single Premium ($l0,000) multiplied by l plus a factor equal to:

	a)	Policy Year (21) times [.032 plus (Policy Year (21) times .0018)], or 1.4658.

2)	$10,000 times (1 + 1.4658) equals $24,658.

3)	Since $24,658 is less than the above Cash Value, only a portion of the already reduced Policy Maintenance Charge is deducted. This fraction equals:

	a)	.02 times the Guaranteed Minimum Death Benefit for an Insured of this issue age ($34,165); times

	b)	the Policy Year (21) minus l5; divided by

	c)	the death benefit at the end of the twentieth Policy Year ($104,901);

or .03908; i.e., the otherwise applicable Policy Maintenance Charge will be multiplied by .03908. This test is performed in each month after Policy Year l5.

If the above test is satisfied as of the beginning of the last month of a Policy Year, then on the next Policy Anniversary Sun Life (U.S.) will credit additional Cash Values as in Example Number One above.

Appendix D

FACTORS TO CALCULATE APPROXIMATE

GUARANTEED MINIMUM DEATH BENEFIT

Insured's Age		Insured's Age		Insured's Age
On Date of Issue	Factor*	on Date of Issue	Factor*	on Date of Issue	Factor*

1	11.79	25	5.58	48	2.66
2	11.45	26	5.41	49	2.58
3	11.12	27	5.23	50	2.50
4	10.79	28	5.07	51	2.43
5	10.47	29	4.90	52	2.36
6	10.14	30	4.74	53	2.29
7	9.82	31	4.59	54	2.23
8	9.51	32	4.44	55	2.17
9	9.20	33	4.29	56	2.11
10	8.90	34	4.15	57	2.05
11	8.61	35	4.02	58	2.00
12	8.32	36	3.89	59	1.95
13	8.05	37	3.76	60	1.90
14	7.80	38	3.64	61	1.85
15	7.56	39	3.52	62	1.80
16	7.33	40	3.41	63	1.76
17	7.11	41	3.30	64	1.72
18	6.90	42	3.20	65	1.68
19	6.70	43	3.10	66	1.64
20	6.50	44	3.01	67	1.60
21	6.31	45	2.91	68	1.57
22	6.12	46	2.82	69	1.53
23	5.94	47	2.74	70	1.50
24	5.76

*

Factor (rounded down) to be multiplied by Single Premium to determine the approximate Guaranteed Minimum Death Benefit. Since the factor is rounded down, the actual Guaranteed Minimum Death Benefit will be at least equal to the approximate amount.

Appendix E

TABLE OF NET SINGLE PREMIUM FACTORS

Net Single Premiums ("NSP") Based on Insured's Age Last Birthday

Age	NSP	Age	NSP	Age	NSP	Age	NSP

1	0.08481	26	0.18481	51	0.41049	76	0.74385
2	0.08727	27	0.19086	52	0.42261	77	0.75604
3	0.08988	28	0.19717	53	0.43493	78	0.76797
4	0.09262	29	0.20373	54	0.44742	79	0.77969
5	0.09550	30	0.21055	55	0.46007	80	0.79121
6	0.09853	31	0.21764	56	0.47289	81	0.80250
7	0.10173	32	0.22498	57	0.48586	82	0.81349
8	0.10510	33	0.23257	58	0.49902	83	0.82408
9	0.10863	34	0.24041	59	0.51236	84	0.83422
10	0.11231	35	0.24852	60	0.52587	85	0.84386
11	0.11614	36	0.25687	61	0.53952	86	0.85306
12	0.12008	37	0.26547	62	0.55330	87	0.86187
13	0.12409	38	0.27431	63	0.56714	88	0.87038
14	0.12815	39	0.28339	64	0.58101	89	0.87872
15	0.13225	40	0.29270	65	0.59487	90	0.88702
16	0.13638	41	0.30224	66	0.60872	91	0.89544
17	0.14056	42	0.31200	67	0.62257	92	0.90418
18	0.14480	43	0.32198	68	0.63643	93	0.91347
19	0.14916	44	0.33221	69	0.65031	94	0.92357
20	0.15364	45	0.34267	70	0.66420	95	0.93460
21	0.15829	46	0.35336	71	0.67804	96	0.94652
22	0.16313	47	0.36430	72	0.69176	97	0.95894
23	0.16819	48	0.37548	73	0.70526	98	0.97096
24	0.17348	49	0.38691	74	0.71847	99	0.98058
25	0.17902	50	0.39859	75	0.73133	100	1.00000

Appendix F

Privacy Policy

Introduction

At the Sun Life Financial group of companies, protecting your privacy is important to us. Whether you are an existing customer or considering a relationship with us, we recognize that you have an interest in how we may collect, use and share information about you.

Sun Life Financial has a long tradition of safeguarding the privacy of its customers' information. We understand and appreciate the trust and confidence you place in us, and we take seriously our obligation to maintain the confidentiality and security of your personal information. We invite you to review this Privacy Policy which outlines how we use and protect that information.

Collection of Nonpublic Personal Information by Sun Life Financial

Collecting personal information from you is essential to our ability to offer you high-quality investment, retirement and insurance products. When you apply for a product or service from us, we need to obtain information from you to determine whether we can provide it to you. As part of that process, we may collect information about you, known as nonpublic personal information, from the following sources:

-Information we receive from you on applications or other forms, such as your name, address, social security number and date of birth;

-Information about your transactions with us, our affiliates or others, such as other life insurance policies or annuities that you may own; and

-Information we receive from a consumer reporting agency, such as a credit report.

Limited Use and Sharing of Nonpublic Personal Information by Sun Life Financial

We use the nonpublic personal information we collect to help us provide the products and services you have requested and to maintain and service your accounts. Once we obtain nonpublic personal information from you, we do not disclose it to any third party except as permitted or required by law. We may share your nonpublic personal information within Sun Life Financial to help us develop innovative financial products and services and to allow our member companies to inform you about them. The Sun Life Financial group of companies provides a wide variety of financial products and services including individual life insurance, individual fixed and variable annuities and group life, disability, and medical stop-loss insurance.

We also may disclose your nonpublic personal information to companies that help in conducting our business or perform services on our behalf, or to other financial institutions with which we have joint marketing agreements. Sun Life Financial is highly selective in choosing these companies, and we require them to comply with strict standards regarding the security and confidentiality of our customers' nonpublic personal information. These companies may use and disclose the information provided to them only for the purpose for which it is provided, as permitted by law.

There also may be times when Sun Life Financial is required to disclose its customers' nonpublic personal information, such as when complying with federal, state or local laws, when responding to a subpoena, or when complying with an inquiry by a governmental agency or regulator.

Our Treatment of Information About Former Customers

Our protection of your nonpublic personal information extends beyond the period of your customer relationship with us. If your customer relationship with us ends, we will not disclose your information to nonaffiliated third parties other than as permitted or required by law.

Security of Your Nonpublic Personal Information

We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to safeguard your nonpublic personal information from unauthorized use or improper access.

Employee Access to Your Nonpublic Personal Information

We restrict access to your nonpublic personal information to those employees who have a business need to know that information in order to provide products or services to you or to maintain your accounts. Our employees are governed by a strict code of conduct and are required to maintain the confidentiality of customer information.

The following Sun Life Financial member companies have adopted this Notice:

Insurance CompaniesDistributors/Broker-Dealers/Underwriters

Sun Life Assurance Company of Canada
Sun Life Assurance Company of Canada (U.S.)
Sun Life Insurance and Annuity Company of New York
Independence Life and Annuity Company
(including the separate accounts of these companies)
IFS Agencies of New Mexico, Inc.
IFS Insurance Agencies of Ohio, Inc.
IFS Insurance Agencies of Texas, Inc.
Independent Financial Marketing Group, Inc.
Keyport Financial Services Corp.
Liberty Securities Corporation
LSC Insurance Agency of Arizona, Inc.
LSC Insurance Agency of Nevada, Inc.
LSC Insurance Agency of New Mexico, Inc.
Clarendon Insurance Agency, Inc
IFMG of Oklahoma, Inc.
IFS Agencies, Inc.
IFS Agencies of Alabama, Inc.

The SAI includes additional information about Keyport Variable Account I and is incorporated herein by reference. The SAI is available upon request, at no charge. You may make inquiries about the Policy and request an SAI by calling 1-800-367-3653.

You can review and copy the complete registration statement (including the SAI) which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C. To find out more about this public service, call the Securities and Exchange Commission at 202-942-8090. Reports and other information about the Policy and its investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a duplication fee, by writing the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549-0102.

Investment Company Act File No. 811-_____

PART B

STATEMENT OF ADDITIONAL INFORMATION

KEYLIFE

SINGLE PREMIUM VARIABLE LIFE INSURANCE POLICY

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

KEYPORT VARIABLE ACCOUNT I

December 31, 2003

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the KeyLife prospectus, dated December 31, 2003. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") at One Sun Life Executive Park, Wellesley Hills, MA 02481 or by calling 1-800-367-3653.

TABLE OF CONTENTS
THE COMPANY AND THE VARIABLE ACCOUNT	2
CUSTODIAN	2
EXPERTS	2
DISTRIBUTION AND UNDERWRITING OF POLICY	3
FINANCIAL STATEMENTS OF KEYPORT VARIABLE ACCOUNT I	4
FINANCIAL STATEMENTS OF THE COMPANY	19
FINANCIAL STATEMENTS OF KEYPORT LIFE INSURANCE COMPANY	66

THE COMPANY AND THE VARIABLE ACCOUNT

Sun Life (U.S.) is a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. Our executive office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. We do business in 49 states and the District of Columbia and we have an insurance company subsidiary that does business in New York. We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company.

Effective December 31, 2003, Keyport Life Insurance Company ("Keyport") merged with and into Sun Life (U.S.) with Sun Life (U.S.) as the surviving entity. Keyport was an affiliate of Sun Life (U.S.). Keyport was a stock life insurance company organized under the laws of the State of Rhode Island in 1957. Keyport was acquired by Sun life Financial in November 2001 from Liberty Financial Companies, Inc., a subsidiary of Liberty Mutual Insurance Company of Boston, Massachusetts.

Upon the merger, Keyport ceased to exist, and Sun Life (U.S.) became the surviving company. As a result of the merger, the Variable Account became a separate account of Sun Life (U.S.). All of the Policies issued by Keyport before the merger were, as of the time of the merger, assumed by Sun Life (U.S.). The merger did not affect any provisions of or right or obligations under those Policies.

Keyport Variable Account I was established by Keyport, a predecessor of the Company, on September 2, 1982 and is registered as a unit investment trust. In connection with the merger described above, the Variable Account became a separate account of Sun Life (U.S.) in accordance with Delaware law.

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Eligible Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Eligible Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for reserves held in the Variable Account.

EXPERTS

The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) that are included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report, dated February 21, 2003, accompanying such financial statements expresses an unqualified opinion and includes explanatory paragraphs relating to the Company's adoption of provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001, described in Note 1), and have been included on their authority as experts in accounting and auditing.

The financial statements of Keyport Variable Account I that are included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report dated April 18, 2003 accompanying the financial statements of Keyport Variable Account I expresses an unqualified opinion and includes an explanatory paragraph relating to the use of the financial statements for the year ended December 31, 2001, which were audited by other auditors), and have been included on their authority as experts in accounting and auditing.

The consolidated financial statements of Keyport Life Insurance Company as of and for the year ended December 31, 2002 that are included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report, dated February 21, 2003, accompanying such financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to Keyport Life Insurance Company's adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, described in Note 1), and have been included on their authority as experts in accounting and auditing. The Boston office of Deloitte & Touche LLP is located at 200 Berkeley Street, Boston, Massachusetts.

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Keyport Life Insurance Company at December 31, 2001, and for the ten-month period ended October 31, 2001, and the two-month period ended December 31, 2001, and the year ended December 31, 2000, as set forth in their report. We have included the financial statements herein in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Their office is located at 200 Clarendon Street, Boston Massachusetts.

DISTRIBUTION OF POLICY

The Policy has not been offered for sale since 1990, and additional premiums are not accepted under outstanding Policies. Policies may be serviced by licensed insurance agents who are registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who were members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with us and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is our wholly-owned subsidiary and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain variable annuity contracts and other variable life insurance policies we issue. Clarendon retains no monies for its services rendered in the distribution and underwriting of the policies.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

FINANCIAL STATEMENTS

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Statements of Assets and Liabilities

December 31, 2002

Assets
Investments at market value:	Shares	Cost	Value
SteinRoe Variable Investment Trust
SteinRoe Balanced Fund VS (A)	385,096	$3,937,412	$4,571,086
SteinRoe Growth Stock Fund VS (A)	53,386	902,245	1,039,958
SteinRoe Small Company Growth Fund VS (A)	106,301	1,260,251	732,411
SteinRoe Money Market Fund VS (A)	473,456	473,456	473,456
Liberty Federal Securities Fund VS (A)	70,667	695,637	803,486

Liberty Variable Investment Trust
Colonial Strategic Income Fund VS (A)	56,122	610,203	500,043
Colonial U.S. Growth & Income Fund VS (A)	3,553	52,207	42,535
SteinRoe Global Utilities Fund VS (A)	3,744	36,249	33,954
Colonial International Fund for Growth VS (A)	32,863	65,506	41,407
Liberty Value Fund VS (A)	3,371	42,905	36,134
Newport Tiger Fund VS (A)	112,766	229,334	163,510
Total		$8,305,405	$8,437,980

Liabilities
Payable to sponsor			-
Net assets			$8,437,980

Net assets of contract owner:

		Variable Life Contract
		Units	Value
SteinRoe Global Utilities Fund VS (A)		2,251	$33,954
Liberty Value Fund VS (A)		1,778	36,134
Colonial International Fund for Growth VS (A)		4,954	41,407
Colonial U.S. Growth & Income Fund VS (A)		2,443	42,535
Newport Tiger Fund VS (A)		24,010	163,510
SteinRoe Money Market Fund VS (A)		22,752	473,456
Colonial Strategic Income Fund VS (A)		32,232	500,043
SteinRoe Small Company Growth Fund VS (A)		27,845	732,411
Liberty Federal Securities Fund VS (A)		27,958	803,486
SteinRoe Growth Stock Fund VS (A)		34,391	1,039,958
SteinRoe Balanced Fund VS (A)		142,739	4,571,086
			$8,437,980

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Statements of Operations

For the Year Ended December 31, 2002

	SteinRoe Balanced	SteinRoe Growth	Liberty Federal
	Fund	Stock Fund	Securities Fund
	VS (A)	VS (A)	VS (A)
	2002	2002	2002
Income
Dividends	$165,636	$3,085	$36,780
Expenses
Mortality and expense risk, cost of insurance and administrative charges	213,007	60,154	36,062
Net investment income (loss)	$(47,371)	$(57,069)	$718

Realized gains (losses) on investment
Realized gain (loss) on sales of shares	$23,658	$(258,719)	$604
Realized gain distributions	-	-	-
Realized gain (loss)	$23,658	$(258,719)	$604

Change in unrealized appreciation (depreciation) during the year	$(828,691)	$(283,685)	$35,034

Net increase (decrease) in net assets from operations	$(852,404)	$(599,473)	$36,356

	SteinRoe Small	SteinRoe Money	Colonial U.S.
	Company Growth	Market Fund	Growth & Income
	Fund VS (A)	VS (A)	Fund VS (A)
	2002	2002	2002
Income
Dividends	$-	$6,643	$578
Expenses
Mortality and expense risk, cost of insurance and administrative charges	30,904	19,366	1,294
Net investment income (loss)	$(30,904)	$(12,723)	$(716)

Realized gains (losses) on investment
Realized gain (loss) on sales of shares	$(9,977)	$-	$7,827
Realized gain distributions	-	-	-
Realized gain (loss)	$(9,977)	$-	$7,827

Change in unrealized appreciation (depreciation) during the year	$(239,209)	$-	$(12,545)

Net increase (decrease) in net assets from operations	$(280,090)	$(12,723)	$(5,434)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Statements of Operations
For the Year Ended December 31, 2002

	Colonial Strategic	Colonial International	Liberty Value
	Income Fund	Fund for	Fund
	VS (A)	Growth VS (A)	VS (A)
	2002	2002	2002
Income
Dividends	$39,802	$164	$556
Expenses
Mortality and expense risk, cost of insurance and administrative charges	14,097	1,400	1,945
Net investment income (loss)	$25,705	$(1,236)	$(1,389)

Realized gains (losses) on investment
Realized gain (loss) on sales of shares	$276	$(7,850)	$(11,198)
Realized gain distributions	-	-	308
Realized gain (loss)	$276	$(7,850)	$(10,890)

Change in unrealized appreciation (depreciation) during the year	$(1,176)	$1,909	$(5,725)

Net increase (decrease) in net assets from operations	$24,805	$(7,177)	$(18,004)

	SteinRoe Global
	Utilities	Newport Tiger
	Fund VS (A)	Fund VS (A)
	2002	2002
Income
Dividends	$1,208	$2,226
Expenses
Mortality and expense risk, cost of insurance and administrative charges	1,842	2,962
Net investment income (loss)	$(634)	$(736)

Realized gains (losses) on investment
Realized gain (loss) on sales of shares	$(44)	$(1,096)
Realized gain distributions	-	-
Realized gain (loss)	$(44)	$(1,096)

Change in unrealized appreciation (depreciation) during the year	$(6,563)	$(22,476)

Net increase (decrease) in net assets from operations	$(7,241)	$(24,308)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Statements of Changes In Net Assets

For the Years Ended December 31, 2002 and 2001

	SteinRoe Balanced		SteinRoe Growth
	Fund VS (A)		Stock Fund VS (A)
	2002	2001	2002	2001
Increase/decrease in net assets from operations:
Net investment income (loss)	$(47,371)	$61,917	$(57,069)	$(52,581)
Realized gains (losses)	23,658	231,979	(258,719)	348,571
Change in unrealized appreciation/ depreciation during the year	(828,691)	(1,014,944)	(283,685)	(1,003,925)
Net increase/decrease in net assets from operations	$(852,404)	$(721,048)	$(599,473)	$(707,935)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between subaccounts, net	(47,643)	(30,015)	(17,061)	(44,916)
Transfers for contract terminations	(196,953)	(241,008)	(186,831)	(28,810)
Contract loans	3,561	(30,008)	4,430	1,003
Net increase (decrease) in net assets
from contract transactions	$(241,035)	$(301,031)	$(199,462)	$(72,723)

Total increase (derease) in net assets	$(1,093,439)	$(1,022,079)	$(798,935)	$(780,658)

Net assets at beginning of year	5,664,525	6,686,604	1,838,893	2,619,551

Net assets at end of year	$4,571,086	$5,664,525	$1,039,958	$1,838,893

	SteinRoe Small Company		SteinRoe Money
	Growth Fund VS (A)		Market Fund VS (A)
	2002	2001	2002	2001
Increase/decrease in net assets from operations:
Net investment income (loss)	$(30,904)	$(20,463)	$(12,723)	$7,715
Realized gains (losses)	(9,977)	472,806	-	-
Change in unrealized appreciation/ depreciation during the year	(239,209)	(599,847)	-	-
Net increase/decrease in net assets from operations	$(280,090)	$(147,504)	$(12,723)	$7,715

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between subaccounts, net	(25,515)	(55,665)	(1,299)	42,547
Transfers for contract terminations	(10,569)	(32,304)	(90,851)	(103,233)
Contract loans	12	3,529	(11,485)	(782)
Net increase (decrease) in net assets
from contract transactions	$(36,072)	$(84,440)	$(103,635)	$(61,468)

Total increase (derease) in net assets	$(316,162)	$(231,944)	$(116,358)	$(53,753)

Net assets at beginning of year	1,048,573	1,280,517	589,814	643,567

Net assets at end of year	$732,411	$1,048,573	$473,456	$589,814

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Statements of Changes In Net Assets

For the Years Ended December 31, 2002 and 2001
	Liberty Federal		Colonial Strategic
	Securities Fund VS (A)1		Income Fund VS (A)
	2002	2001	2002	2001
Increase/decrease in net assets from operations:
Net investment income (loss)	$718	$29,588	$25,705	$29,377
Realized gains (losses)	604	2,250	276	918
Change in unrealized appreciation/ depreciation during the year	35,034	4,423	(1,176)	(23,582)
Net increase/decrease in net assets from operations	$36,356	$36,261	$24,805	$6,713

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between subaccounts, net	25,654	138,892	10,285	(5,281)
Transfers for contract terminations	(89,451)	(73,062)	-	(25,082)
Contract loans	(1,700)	300	3,788	629
Net increase (decrease) in net assets
from contract transactions	$(65,497)	$66,130	$14,073	$(29,734)

Total increase (derease) in net assets	$(29,141)	$102,391	$38,878	$(23,021)

Net assets at beginning of year	832,627	730,236	461,165	484,186

Net assets at end of year	$803,486	$832,627	$500,043	$461,165

	Colonial U.S. Growth &		SteinRoe Global
	Income Fund VS (A)		Utilities Fund VS (A)
	2002	2001	2002	2001
Increase/decrease in net assets from operations:
Net investment income (loss)	$(716)	$(885)	$(634)	$(1,256)
Realized gains (losses)	7,827	6,841	(44)	3,127
Change in unrealized appreciation/ depreciation during the year	(12,545)	(8,434)	(6,563)	(15,827)
Net increase/decrease in net assets from operations	$(5,434)	$(2,478)	$(7,241)	$(13,956)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between subaccounts, net	(7,878)	(16,032)	65	(58,161)
Transfers for contract terminations	-		-	-
Contract loans	-	(8,551)	-	-
Net increase (decrease) in net assets
from contract transactions	$(7,878)	$(24,583)	$65	$(58,161)

Total increase (derease) in net assets	$(13,312)	$(27,061)	$(7,176)	$(72,117)

Net assets at beginning of year	55,847	82,908	41,130	113,247

Net assets at end of year	$42,535	$55,847	$33,954	$41,130

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I
Statements of Changes In Net Assets
For the Years Ended December 31, 2002 and 2001

	Colonial International
	Fund for Growth VS (A)		Liberty Value Fund VS (A)
	2002	2001	2002	2001
Increase/decrease in net assets from operations:
Net investment income (loss)	$(1,236)	$(1,465)	$(1,389)	$(71)
Realized gains (losses)	(7,850)	(163)	(10,890)	6,502
Change in unrealized appreciation/depreciation during the year	1,909	(22,034)	(5,725)	(7,843)
Net increase/decrease in net assets from operations	$(7,177)	$(23,662)	$(18,004)	$(1,412)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between subaccounts, net	(20,949)	3,200	(21,599)	7,690
Transfers for contract terminations	-	-	(16,992)	-
Contract loans	-	-	-	-
Net increase (decrease) in net assets
from contract transactions	$(20,949)	$3,200	$(38,591)	$7,690

Total increase (derease) in net assets	$(28,126)	$(20,462)	$(56,595)	$6,278

Net assets at beginning of year	69,533	89,995	92,729	86,451

Net assets at end of year	$41,407	$69,533	$36,134	$92,729

	Newport
	Tiger Fund VS (A)
	2002	2001
Increase/decrease in net assets from operations:
Net investment income (loss)	$(736)	$(3,196)
Realized gains (losses)	(1,096)	(1,336)
Change in unrealized appreciation/depreciation during the year	(22,476)	(26,910)
Net increase/decrease in net assets from operations	$(24,308)	$(31,442)

Contract transactions:
Payments received from contract owners	$-	$-
Transfers between subaccounts, net	71,287	119
Transfers for contract terminations	-	-
Contract loans	-	-
Net increase (decrease) in net assets
from contract transactions	$71,287	$119

Total increase (derease) in net assets	$46,979	$(31,323)

Net assets at beginning of year	116,531	147,854

Net assets at end of year	$163,510	$116,531

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Notes to Financial Statements

1. Organization

Variable Account I (the "Variable Account") is a separate investment account established by Keyport Life Insurance Company (the "Company") to receive and invest premium payments under variable life insurance contracts. The Variable Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in eligible mutual funds.

There are currently two funding vehicles available to the Variable Account, the SteinRoe Variable Investment Trust ("SRVIT") and the Liberty Variable Investment Trust ("LVIT"). There are currently eleven available sub-accounts within the Variable Account to which contract funds may be allocated.

On May 1, 2001, the fund name for SteinRoe Mortgage Securities Fund was changed to Liberty Federal Securities Fund.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account.

Shares of the SRVIT and LVIT funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company does not anticipate any tax liability resulting from the operations of the Variable Account. Therefore, no provision for income taxes has been charged against the Variable Account.

If a policyholder's financial transaction is not executed on the appropriate investment date, a correcting buy or sell of shares is required by the Company to make the policyholder whole. The resulting risk of a gain or loss has no effect on the contractholder's account and is fully assumed by the Company. Amounts retained by the Company are invested in the Variable Account for this purpose.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Notes to Financial Statements (continued)

3. Expenses

There are no deductions made from purchase payments for sales charges at the time of purchase. Instead, a deferred sales charge is deducted in monthly installments from the cash value in years two through ten. Any unpaid charge will be deducted from the cash value at the time of contract termination. A monthly policy maintenance charge, based upon a contractholder's age, contract premium, and a series of other factors, is deducted on the contractholder's monthly anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk fees at an effective annual rate of 0.60% of the contract value.

4. Affiliated Company Transactions

The Company provides administrative services necessary for the operation of the Variable Account. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. Stein Roe & Farnham, Inc. (Stein Roe) is the investment advisor to the SRVIT. Liberty Advisory Services Corporation (LASC) is the investment advisor to the LVIT. Colonial Management Associates, Inc. (Colonial) is the investment sub-advisor to the LVIT. Keyport Financial Services Corp. (KFSC), a wholly owned subsidiary of the Company, is the principal underwriter for SRVIT and LVIT. The investment advisors' compensation is based upon the fair value of the mutual funds.

KFSC was a wholly owned subsidiary of LASC until October 31, 2001 at which time LASC transferred its ownership in KFSL in the form of a dividend to the Company. LASC was a wholly owned subsidiary of the Company and, Stein Roe and Colonial were affiliates of the Company through October 31, 2001. On November 1, 2001 the Company was sold to Sun Life Financial of Canada (U.S.) Holdings, Inc., an indirect subsidiary of Sun Life Assurance Company of Canada, which is a subsidiary of Sun Life Financial Services, Inc.

5. Contract Loans

Contractholders are permitted to borrow against the cash value of their account. The loan proceeds are deducted from the Variable Account and recorded in the Company's general account as an asset.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Notes to Financial Statements (continued)

6. Unit Values

A summary of the units outstanding, unit values, net assets, the investment income ratios, the expense ratios (excluding expenses of the underlying funds) and the total return for the respective year ended are as follows:
	At December 31,			For the year ended December 31,
				Investment
		Unit Fair	Net	Income	Expense	Total
	Units	Value	Assets	Ratio *	Ratio **	Return ***
Colonial International Fund for Growth VS (A)
December 31, 2002	4,954	$ 8.359	41,407	0.26%	0.60%	-13.87%
December 31, 2001	7,164	9.705	69,533	-	0.60%	-24.81%

Colonial Strategic Income Fund VS (A)
December 31, 2002	32,232	15.514	500,043	8.49%	0.60%	7.88%
December 31, 2001	32,070	14.380	461,165	8.55%	0.60%	3.17%

Colonial U.S. Growth & Income Fund VS (A)
December 31, 2002	2,443	17.410	42,535	1.02%	0.60%	-22.42%
December 31, 2001	2,489	22.442	55,847	0.82%	0.60%	-1.20%

Liberty Federal Securities Fund VS (A)
December 31, 2002	27,958	28.739	803,486	4.68%	0.60%	9.10%
December 31, 2001	31,608	26.342	832,627	5.57%	0.60%	6.39%

Liberty Value Fund VS (A)
December 31, 2002	1,778	20.324	36,134	0.87%	0.60%	-21.01%
December 31, 2001	3,604	25.730	92,729	1.41%	0.60%	-0.78%

Newport Tiger Fund VS (A)
December 31, 2002	24,010	6.810	163,510	1.99%	0.60%	-17.47%
December 31, 2001	14,123	8.251	116,530	0.74%	0.60%	-18.97%

SteinRoe Balanced Fund VS (A)
December 31, 2002	142,739	32.024	4,571,086	3.28%	0.60%	-12.25%
December 31, 2001	155,206	36.497	5,664,525	2.97%	0.60%	-9.74%

SteinRoe Global Utilities Fund VS (A)
December 31, 2002	2,251	15.083	33,954	3.36%	0.60%	-13.84%
December 31, 2001	2,349	17.507	41,130	0.95%	0.60%	-14.53%

SteinRoe Growth Stock Fund VS (A)
December 31, 2002	34,391	30.239	1,039,958	0.21%	0.60%	-30.58%
December 31, 2001	42,216	43.559	1,838,893	-	0.60%	-25.07%

SteinRoe Money Market Fund VS (A)
December 31, 2002	22,752	20.810	473,456	1.25%	0.60%	0.65%
December 31, 2001	28,456	20.676	588,357	3.86%	0.60%	3.01%

SteinRoe Small Company Growth Fund VS (A)
December 31, 2002	27,845	26.303	732,410	-	0.60%	-24.74%
December 31, 2001	30,002	34.950	1,048,573	-	0.60%	-10.56%

* These amounts represent the dividends and other income received by the subaccount from the underlying mutual fund, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

** These ratios represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Notes to Financial Statements (continued)

7. Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares of each mutual fund sold by the Variable Account during 2002 are shown below:

	Purchases	Sales

SteinRoe Balanced Fund VS (A)	$ 167,395	$ 455,801

SteinRoe Growth Stock Fund VS (A)	6,058	262,589

SteinRoe Small Company Growth Fund VS (A)	30,140	97,115

SteinRoe Money Market Fund VS (A)	370,688	487,046

Liberty Federal Securities Fund VS (A)	94,843	159,623

Colonial Strategic Income Fund VS (A)	56,028	16,250

Colonial U.S. Growth & Income Fund VS (A)	64,091	72,686

SteinRoe Global Utilities Fund VS (A)	1,207	1,776

Colonial International Fund for Growth VS (A)	214,757	236,942

Liberty Value Fund VS (A)	867	40,540

Newport Tiger Fund VS (A)	73,570	3,018

	$ 1,079,644	$ 1,833,386

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Notes to Financial Statements (continued)

8. Changes in Unit Outstanding

The change in units of each sub-account outstanding for the year ended December 31, 2002 were as follows:

	Units Issued	Units Redeemed	Net Increase (Decrease)

SteinRoe Balanced Fund VS (A)	51	12,518	(12,467)

SteinRoe Growth Stock Fund VS (A)	80	7,905	(7,825)

SteinRoe Small Company Growth Fund VS (A)	1,070	3,227	(2,157)

SteinRoe Money Market Fund VS (A)	17,510	23,214	(5,704)

Liberty Federal Securities Fund VS (A)	2,089	5,739	(3,650)

Colonial Strategic Income Fund VS (A)	1,076	913	163

Colonial U.S. Growth & Income Fund VS (A)	3,946	3,992	(46)

SteinRoe Global Utilities Fund VS (A)	-	98	(98)

Colonial International Fund for Growth VS (A)	25,654	27,864	(2,210)

Liberty Value Fund VS (A)	0	1,826	(1,826)

Newport Tiger Fund VS (A)	10,194	307	9,887

	61,670	87,603	(25,933)

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT I

Notes to Financial Statements (continued)

9. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, (the "Code") a variable life contract, other than a contract issued in connection with certain types of employee benefit plans, is not treated as a life contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

Independent Auditors' Report

To the Board of Directors of Keyport Life Insurance Company

and Policy Owners of Keyport Variable Account I

We have audited the accompanying statements of assets and liabilities of the Sub-Accounts of Keyport Life Insurance Company-Variable Account I Funds (comprising, respectively, the SteinRoe Balanced Fund VS (A), SteinRoe Growth Stock Fund VS (A), SteinRoe Small Company Growth Fund VS (A), SteinRoe Money Market Fund VS (A), Liberty Federal Securities Fund VS (A), Colonial Strategic Income Fund VS (A), Colonial US Growth & Income Fund VS (A), SteinRoe Global Utilities Fund VS (A), Colonial International Fund for Growth VS (A), Liberty Value Fund VS (A), Newport Tiger Fund VS (A)) (the "Sub-Accounts") as of December 31, 2002, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of Keyport Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. Statements of changes in net assets of the sub-account for the year ended December 31, 2001 was audited by other auditors, whose report, dated April 19, 2002 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2002, and the results of their operations and changes in their net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in footnote 6 for the year ended December 31, 2001 was derived from the financial statements for the year ended December 31, 2001 audited by other auditors, whose report, dated April 19, 2002 expressed an unqualified opinion.

Deloitte & Touche LLP

Boston, Massachusetts

April 18, 2003

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

FINANCIAL STATEMENTS

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

For the years ended December 31,

	2002	2001	2000

Revenues
Premiums and annuity considerations	$ 43,574	$ 41,009	$ 44,803
Net investment income	265,277	282,492	287,674
Net realized investment gains (losses)	136,697	23,694	(19,905)
Fee and other income	352,403	284,111	297,861

Total revenues	797,951	631,306	610,433

Benefits and expenses
Policyowner benefits	337,305	309,688	338,328
Other operating expenses	184,289	151,778	164,870
Amortization of deferred policy acquisition costs	243,927	120,733	123,832

Total benefits and expenses	765,521	582,199	627,030

Income (loss) from operations	32,430	49,107	(16,597)

Interest expense	96,497	94,422	44,687

Loss before income tax expense	(64,067)	(45,315)	(61,284)

Income tax (benefit) expense:
Federal	(46,174)	(26,120)	(61,681)
State	1,265	(1,313)	(2,097)
Income tax benefit	(44,909)	(27,433)	(63,778)

Net (loss) income before cumulative
effect of change in accounting principle	(19,158)	(17,882)	2,494

Cumulative effect of change in accounting principle, net of tax	-	5 ,198	-

Net (loss) income	$ (19,158)	$ (12,684)	$ 2,494

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

December 31,

ASSETS	2002	2001
Investments
Available-for-sale fixed maturities at fair value (amortized cost of $2,104,081 and $2,072,585 in 2002 and 2001, respectively)	$ 2,211,836	$ 2,130,688
Trading fixed maturities at fair value (amortized cost of $1,354,969 and $1,020,173 in 2002 and 2001, respectively)	1,404,825	1,041,490
Subordinated note from affiliate held-to-maturity (fair value of $616,520 and $619,656 in 2002 and 2001, respectively)	600,000	600,000
Equity investment in affiliate	95,803	-
Short-term investments	171,627	103,296
Mortgage loans	778,962	915,730
Real estate	79,783	83,545
Policy loans	39,317	42,686
Other invested assets	185,440	66,771
Total investments	5,567,593	4,984,206

Cash and cash equivalents	277,104	180,141
Accrued investment income	66,771	63,428
Deferred policy acquisition costs	585,815	765,716
Outstanding premiums	-	3,591
Other assets	124,932	79,527
Separate account assets	13,383,358	16,233,130

Total assets	$ 20,005,573	$ 22,309,739

LIABILITIES

Future contract and policy benefits	$ 677,163	$ 691,406
Contractholder deposit funds and other policy liabilities	3,517,720	3,145,725
Unearned revenue	8,628	11,610
Accrued expenses and taxes	117,519	115,466
Deferred federal income taxes	104,736	99,164
Long-term debt payable to affiliates	645,000	565,000
Partnership Capital Securities	607,826	607,826
Other liabilities	97,123	107,780
Separate account liabilities	13,383,358	16,233,130

Total liabilities	19,159,073	21,577,107

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1,000 par value - 10,000 shares authorized; 6,437 shares issued and outstanding in 2002 and 2001	$ 6,437	$ 6,437
Additional paid-in capital	388,672	265,411
Accumulated other comprehensive income	47,384	37,619
Retained earnings	404,007	423,165

Total stockholder's equity	846,500	732,632

Total liabilities and stockholder's equity	$ 20,005,573	$ 22,309,739

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

For the years ended December 31,
	2002	2001	2000

Net (loss ) income	$ (19,158)	$ (12,684)	$ 2,494
Other comprehensive income
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax and policyholder amounts	27,448	4,589	20,697
Reclassification adjustments of realized investment (gains) losses into net income (loss)	(14,177)	(5,519)	9,725

Other comprehensive income (loss)	13,271	(930)	30,422

Comprehensive (loss) income	$ (5,887)	$ (13,614)	$ 32,916

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

For the years ended December 31,
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1999	$ 6,437	$ 199,355	$ 8,127	$ 458,355	$ 672,274

Net income				2,494	2,494
Dividends declared				(10,000)	(10,000)
Additional paid-in-capital		66,056			66,056
Other comprehensive income			30,422		30,422

Balance at December 31, 2000	$ 6,437	$ 265,411	$ 38,549	$ 450,849	$ 761,246

Net loss				(12,684)	(12,684)
Dividends declared				(15,000)	(15,000)
Other comprehensive loss			(930)		(930)

Balance at December 31, 2001	$ 6,437	$ 265,411	$ 37,619	$ 423,165	$ 732,632

Net loss				(19,158)	(19,158)
Additional paid-in-capital		100,000			100,000
Other comprehensive income			13,271		13,271
Deconsolidation of SLNY		23,261	(3,506)		19,755

Balance at December 31, 2002	$ 6,437	$ 388,672	$ 47,384	$ 404,007	$ 846,500

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31,

	2002	2001	2000

Cash Flows From Operating Activities:
Net (loss) income from operations	$ (19,158)	$ (12,684)	$ 2,494
Adjustments to reconcile net income (loss) to net cash used
in operating activities:
Amortization of discount and premiums	11,181	3,230	(790)
Depreciation and amortization	1,876	1,602	2,846
Net realized (gains) losses on investments	(136,697)	(23,676)	19,906
Net unrealized (gains) on trading fixed maturities	(47,565)	(8,651)	(14,905)
Interest credited to contractholder deposits	129,610	175,916	195,533
Deferred federal income taxes	28,529	55,700	(53,139)
Cumulative effect of change in accounting principle, net of tax	-	(5,198)	-
Changes in assets and liabilities:
Deferred acquisition costs	148,684	(17,146)	(83,037)
Accrued investment income	(5,324)	1,481	(5,732)
Other assets	(29,116)	(45,919)	14,984
Future contract and policy benefits	26,174	(23,255)	(14,462)
Other, net	25,971	55,150	40,980
Net purchases of trading fixed maturities	(369,794)	(372,352)	(634,365)
Net cash used in operating activities	(235,629)	(215,802)	(529,687)

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	1,333,976	1,250,971	1,001,902
Net cash from sale of subsidiary	3,331	-	-
Other invested assets	239,737	4,392	-
Mortgage loans	234,191	112,422	208,542
Real estate	6,036	10,009	35,951
Purchases of:
Available-for-sale fixed maturities	(1,532,791)	(823,289)	(738,259)
Subsidiaries	-	(4,965)	-
Other invested assets	(233,255)	(1,087)	(2,221)
Mortgage loans	(112,479)	(184,787)	(121,897)
Real estate	(3,634)	(16,284)	(14,997)
Changes in other investing activities, net	(8,109)	1,261	2,768
Net change in policy loans	3,098	128	(799)
Net change in short-term investments	(81,713)	8,782	34,924

Net cash (used in) provided by investing activities	(151,612)	357,553	405,914

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
	2002	2001	2000

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	1,178,908	1,557,468	1,962,257
Withdrawals from contractholder deposit funds	(855,834)	(1,894,134)	(1,988,702)
Issuance of long-term debt	80,000
Dividends paid to stockholder	-	(15,000)	(10,000)
Additional capital contributed	100,000	-	-
Net cash provided by (used in) financing activities	503,074	(351,666)	(36,445)

Net change in cash and cash equivalents	115,833	(209,915)	(160,218)

Cash and cash equivalents, beginning of year	180,141	390,056	550,274

Cash from deconsolidation of subsidiary	(18,870)	-	-

Cash and cash equivalents, end of year	$ 277,104	$ 180,141	$ 390,056

Supplemental Cash Flow Information
Interest paid	$ 96,414	$ 94,422	$ 43,266
Income taxes (refunded) paid	(14,904)	10,887	63,692

Non-cash Transactions

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65.5 million of additional paid in capital.

On December 31, 2002, the operations of Sun Life Assurance and Annuity Company of New York, were merged with another affiliated company, Keyport Benefit Life Insurance Company. As a result of this merger Keyport Life Insurance Company, the former parent company of Keyport Benefit Life Insurance Company and an affiliate of the Company, owns 67% of the combined entity and the Company retained a 33% interest in the combined entity.

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. As of December 31, 2002, the Company was licensed in 48 states and certain other territories. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's insurance affiliate, Sun Life Insurance and Annuity Company of New York ("SLNY"), is licensed in New York. The Company and its subsidiaries are engaged in the sale of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts ("GICs"), group life, group disability and stop loss insurance, third party insurance administration, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("SLC (U.S.) Holdings"), which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"). SLOC is a life insurance company domiciled in Canada that reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLF"), is now the ultimate parent of SLOC.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for stockholder-owned life insurance companies.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of December 31, 2002, the Company owned all of the outstanding shares of Sun Life Financial Services Limited ("SLFSL"), Sun Benefit Services Company, Inc. ("SBSC"), Sun Capital Advisers, Inc. ("SCA"), Sun Life of Canada (U.S.) SPE 97-1, Inc. ("SPE 97-1), Sun Life of Canada (U.S.) Holdings General Partner, Inc. ("the General Partner"), Vision Financial Corporation ("Vision") and Clarendon Insurance Agency, Inc ("Clarendon"). The results are also consolidated with Sun Life of Canada Funding, LLC ("SLOC Funding"), which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I ("the Partnership"), for which the General Partner is the sole general partner.

On December 31, 2002, the operations of SLNY were merged with another affiliated company, Keyport Benefit Life Insurance Company, ("KBL"). As a result of this merger Keyport Life Insurance Company ("Keyport"), the former parent company of KBL and an affiliate of the Company, owns 67% of the combined entity and the Company retained a 33% interest in the combined entity. For the year ended December 31, 2002, the results of operations for SLNY were consolidated with the Company's results. As of December 31, 2002, the assets and liabilities of SLNY are no longer consolidated with the Company.

On December 18, 2002 the Company sold its interest in its' wholly-owned subsidiary, Sun Life of Canada (U.S.) Distributors, Inc. ("SLD") to another affiliate, Sun Life Financial (U.S.) Holdings, Inc. ("SLF Holdings"), for $10.5 million. No gain or loss was realized on this transaction. Effective January 1, 2003, SLD changed its name to MFS/Sun Life Financial Distributors, Inc. ("MFSLF") and thereafter Massachusetts Financial Services Company ("MFS"), an affiliate of the Company, acquired a 50% ownership interest in MFSLF.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SLNY is engaged in the sale of individual fixed and variable annuity contracts and group life, group disability insurance and stop loss contracts in its state of domicile, New York. SLFSL serves as the marketing administrator for the distribution of the offshore products of SLOC, an affiliate. SCA is a registered investment adviser. SPE 97-I, was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. The General Partner is the sole general partner of the Partnership. Clarendon is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. As of December 31, 2002, SBSC was inactive. SLOC Funding, was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. The Partnership was established to purchase subordinated debentures issued by the Company's parent, SLF Holdings, and to issue Partnership capital securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I, ("Capital Trust I").

On March 12, 2001, the Company purchased Vision for approximately $5.0 million. Vision, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting and in connection with the acquisition recorded approximately $1.6 million of goodwill. The results of operations of Vision for the years ended December 31, 2002 and 2001 were not material to the consolidated financial statements.

In June 2000, the Company sold Sun Life Information Services Ireland, Limited ("SLISL") to SLOC. SLISL provides information systems development services to SLOC and its subsidiaries.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs ("DAC"), investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less when purchased and are considered cash equivalents for purposes of reporting cash flows.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of amortization of DAC and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis.

The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment write-down on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other-than-temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure. Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other invested assets consist primarily of a leveraged lease, derivative investments and tax credit partnerships.

The Company uses derivative financial instruments including swaps and options as a means of hedging exposure to interest rate, currency and equity price risk.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other-than-temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed quarterly and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs that are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for traditional life and, health products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon the Company's experience and industry standards.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts ("GICS"). The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life products are considered revenue when due. Premiums related to group life, stop loss, and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Other than DAC, benefits and expenses related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

Fees from investment advisory services are recognized as revenues when the services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees and contract fees and are recognized when earned.

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the contractholder.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2002 presentation.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value are recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives. Prior to the adoption of SFAS No. 133, the Company had been recognizing changes in fair value of derivatives in earnings; however, embedded derivatives in insurance contracts had not been accounted for separately.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". These Statements changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142, which was January 1, 2002. Adopting SFAS No. 141 and SFAS No. 142 did not have a material impact on the Company.

In November of 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others. Disclosure requirements under FIN No. 45 are effective for financial statements of annual periods ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to the provisions of FIN No. 45. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN No. 45 to have a significant impact on the Company's consolidated financial statements. FIN No. 45 did not require the Company to include any additional disclosures related to guarantees in the financial statements for the year ended December 31, 2002.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January of 2003 the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 addresses off-balance sheet financing entities. The Company will adopt FIN No. 46 as required in fiscal 2003 and is currently evaluating its effect on the consolidated financial statements. Although the Company is still evaluating the effect of FIN No. 46, it is reasonably possible that FIN No. 46 may require consolidation of, or additional disclosures related to, the entity described below.

The Company, through its subsidiary, SCA, may have to consolidate, Solar Investment Grade CBO II Limited, the special purpose entity ("SPE") used to facilitate the collateralized debt offering SOLAR CBO II. As of December 31, 2002 the assets and liabilities of this entity were approximately $409.0 million and $407.0 million, respectively. The actual amount that may be consolidated is dependent on the analysis of expected losses and residual returns as compared to the other equity holders and sub-collateral managers. The Company's maximum exposure to loss as a result of its investment is approximately $9.8 million at December 31, 2002.

Additionally, the Company and its affiliates act as collateral manager in several other collateralized debt and mortgage obligation transactions in which the Company is the transferor of assets to a Qualified SPE. In these transactions, the Company establishes a trust, as a Qualified SPE, that purchases a portfolio of assets and issues trust certificates that represent interests in the portfolio of assets. In addition to receiving variable compensation for managing the portfolio, the Company also may retain certain trust certificates. These transactions will not require consolidation because a Qualified SPE was used to facilitate the transactions.

In July 2002, the American Institute of Certified Public Accountants ("AICPA") issued a proposed Statement of Position ("SOP"), "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Separate Accounts." This SOP provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. The Company is in the process of evaluating the provisions of this SOP and its impact to the Company's financial position or results of operations.

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

On December 31, 2002, KBL, a wholly owned subsidiary of Keyport, an affiliate, merged with and into the Company's wholly-owned life insurance subsidiary, SLNY. Keyport and its subsidiaries, including KBL, were purchased on October 31, 2001 by SLC (U.S.) Holdings, an upstream parent of the Company. As a result of the merger, the Company continued to hold 2,000 shares of SLNY's common stock; however, the par value of the common stock was converted to $350 per share. In exchange for its investment in KBL, SLNY issued Keyport 4,001 shares of its common stock valued at $350 per share. As a result of the share issuance and change in par value, the Company's ownership percentage of SLNY became 33%, with Keyport holding the remaining 67%. The accounting for this transaction resulted in $23.3 million of additional paid-in-capital to the Company.

On December 31, 2002, prior to the completion of the merger, the Company contributed capital in the amount of $14.85 million to SLNY. Keyport contributed capital totaling $30.15 million to KBL. These contributions were approved by the respective boards of directors in anticipation of the merger transaction.

On December 18, 2002 the Company sold its' wholly-owned subsidiary, SLD to another affiliate, SLF Holdings, for $10.5 million. No gain or loss was realized on this transaction.

On September 24, 2002, the Company received a $100 million capital contribution from its parent, SLC (U.S.) Holdings.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has an administrative services agreement with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., under which the Company provides administrative and investor services with respect to certain open-end management investment companies for which MFS serves as the investment adviser, and which are offered to certain of the Company's separate accounts established in connection with the variable annuity contracts issued by the Company. Amounts received under this agreement amounted to approximately $24.0 million and $13.8 million for the years ended December 31, 2002 and 2001, respectively.

The Company has agreements with Keyport and certain of its subsidiaries under which the Company provides wholesale distribution services in connection with certain annuity products offered by Keyport. Amounts received under this agreement amounted to approximately $22.4 million for the year ended December 31, 2002.

On January 14, 2000, the Company purchased two separate $100 million notes from MFS, one with an interest rate of 8.60% due August 11, 2004, and the other with an interest rate of 7.93% due August 11, 2003. On November 1, 2000, MFS repaid the $100 million note with an original maturity of August 11, 2003.

On May 29, 2002, the Company sold its $100 million note from MFS, an affiliate, to Keyport, another affiliate, for approximately $108 million. The note was included in fixed maturities available-for-sale at December 31, 2001. The note was sold at a gain of $8 million.

On June 27, 2000, the Company sold SLISL to SLOC. The Company realized a pretax gain of $451,000 on the sale.

During 2001 and 2000, the Company declared and paid dividends in the amount of $15 million, and $10 million, respectively, to its parent, SLC (U.S.) Holdings. The Company did not make any dividend payments in 2002.

The Company and its subsidiaries have management services agreements with SLOC which provide that SLOC will furnish, as requested, certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $37.1 million in 2002, $40.3 million in 2001, and $31.9 million in 2000.

On December 21, 2000, the Company's parent, SLC (U.S.) Holdings, transferred its ownership in all 200 shares issued and outstanding of the General Partner to the Company in exchange for 537 shares of the Company's common stock totaling $537,000, plus $65.5 million of additional paid in capital. As a result of the acquisition of the General Partner on December 21, 2000, and its ownership interest in the Partnership, the Company became the owner of a $600 million 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, SLC (U.S.) Holdings. The Company also assumed the liability of the partnership capital securities issued to Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership capital securities issued of $600.01 million accrue interest at 8.526% and have no scheduled maturity date. The partnership capital securities, which represent the limited partner interest of the Partnership, may be redeemed on or after May 6, 2027. The Company has accounted for the acquisition of the General Partner using the purchase method of accounting.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

The following proforma statement of income for the year ended December 31, 2000 illustrates the Company's results of operations as if the acquisition of the General Partner took place at the beginning of the year.

Proforma
2000

Revenues
Premiums and annuity considerations	$ 45
Net investment income	339
Net realized investment gains (losses)	(20)
Fee and other income	298

Total revenues	662

Benefits and expenses
Policyowner benefits	338
Other operating expenses	165
Amortization of deferred policy acquisition costs	124

Total benefits and expenses	627

Income (loss) from operations	35

Interest expense	95

Income (loss) before income tax expense and discontinued
Operations	(60)

Income tax expense (benefit):
Federal	(62)
State	(2)

Income tax expense (benefit)	(64)

Net income from continuing operations	4

Net loss on disposal of subsidiaries, after tax	-

Discontinued operations	-

Net income	$ 4

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

Effective January 2002, essentially all United States employees of Keyport, an affiliate, and SLOC became employees of the Company. As a result, the Company has assumed most of the operating expenses of Keyport, including salaries and benefits, as well as the salaries and benefits previously incurred by SLOC in the United States. In accordance with a tri-party management service agreement between the Company, Keyport, and SLOC, the Company provides personnel and certain services to Keyport and SLOC, as requested. Reimbursements under this agreement, which are recorded as a reduction of other operating expenses, were approximately $51.7 million for the year ended December 31, 2002. Management believes inter-company revenues and expenses are calculated on a reasonable basis, however, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a standalone basis.

The Company leases office space to SLOC under lease agreements with terms expiring in September 2005 and options to extend the terms for each of twelve successive five year terms at fair market value of the fixed rent for the term which is ending. Rent received by the Company under the leases amounted to approximately $11.7 million, $8.8 million, and $7.8 million in 2002, 2001 and 2000, respectively.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with SLOC.

On July 25, 2002, the Company issued an $80 million promissory note at 5.71%, maturing June 30, 2012 to an affiliate, Sun Life (Hungary) Group Financing Limited Liability Company ("Sun Life (Hungary) Ltd"). The Company pays interest semi-annually to Sun Life (Hungary), Ltd. On December 31, 2002 the Company paid $1.9 million in interest. The proceeds of the note were used to purchase fixed rate government and corporate bonds.

The Company had $565 million of surplus notes issued to its parent, SLC (U.S.) Holdings, as of December 31, 2000. In October 2001, SLC (U.S.) Holdings transferred its ownership in the Company's surplus notes totaling $565 million to Sun Life Financial (U.S.) Finance, Inc., an affiliate of the Company, at book value.

The Company has accrued $4.3 million for unpaid interest on surplus notes held by an affiliate at December 31, 2002 and 2001, respectively. The Company expensed $43.3 million for interest on these surplus notes for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table lists the details of notes due to affiliates:

Principal	Maturity	Rate

$ 150,000	12/15/07	6.625%
150,000	12/15/15	7.250%
7,500	12/15/15	6.125%
7,500	12/15/07	5.750%
80,000	06/30/12	5.710%
250,000	11/06/27	8.625%
$ 645,000

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of fixed maturities were as follows:

	December 31, 2002
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale fixed maturities:
Asset Backed and Mortgage Backed Securities	$ 357,446	$ 11,085	$ (1,584)	$ 366,947
Foreign Government & Agency Securities	25,303	2,062	-	27,365
States & Political Subdivisions	500	15	-	515
U.S. Treasury & Agency Securities	311,947	11,825	(256)	323,516
Corporate securities:
Basic Industry	101,266	10,283	(1,178)	110,371
Capital Goods	96,485	10,681	(289)	106,877
Communications	84,698	4,658	(3,271)	86,085
Consumer Cyclical	111,070	6,837	(3,286)	114,621
Consumer Noncyclical	111,617	14,240	(2,924)	122,933
Energy	70,451	8,566	(1,830)	77,187
Finance	337,750	17,911	(4,737)	350,924
Industrial Other	68,302	10,677	(79)	78,900
Technology	4,782	161	-	4,943
Transportation	134,799	8,140	(14,005)	128,934
Utilities	287,665	28,129	(4,076)	311,718
Total Corporate	1,408,885	120,283	(35,675)	1,493,493

Total available-for-sale fixed maturities	$ 2,104,081	$ 145,270	$ (37,515)	$ 2,211,836

Trading fixed maturities
Asset Backed and Mortgage Backed Securities	$ 87,470	$ 8,017	$ -	$ 95,487
Foreign Government & Agency Securities	4,568	1,012	-	5,580
States & Political Subdivisions	-	-	-	-
U.S. Treasury & Agency Securities	23,491	423	-	23,914
Corporate securities:
Basic Industry	59,201	6,283	(297)	65,187
Capital Goods	56,432	5,255	(1,600)	60,087
Communications	120,120	10,688	(620)	130,188
Consumer Cyclical	146,174	12,244	(207)	158,211
Consumer Noncyclical	25,106	675	(2,951)	22,830
Energy	90,471	7,428	(3,405)	94,494
Finance	351,478	27,364	(688)	378,154
Industrial Other	64,185	5,606	(119)	69,672
Technology	3,805	-	(155)	3,650
Transportation	80,555	6,481	(10,711)	76,325
Utilities	241,913	10,081	(30,948)	221,046
Total Corporate	1,239,440	92,105	(51,701)	1,279,844

Total trading fixed maturities	$ 1,354,969	$ 101,557	$ (51,701)	$ 1,404,825

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ 16,520	$ -	$ 616,520

Total held-to-maturity fixed maturities	$ 600,000	$ 16,520	$ -	$ 616,520

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

December 31, 2001

Gross

Gross

Estimated

Amortized

Unrealized

Unrealized

Fair

Cost

Gains

Losses

Value

Available-for-sale fixed maturities:

 Asset Backed and Mortgage Backed Securities

$ 282,151

$ 5,123

$ (2,352)

$ 284,922

 Foreign Government & Agency Securities

24,105

1,344

-

25,449

 States & Political Subdivisions

254

15

-

269

 U.S. Treasury & Agency Securities

142,892

5,695

(951)

147,636

Corporate securities:

 Basic Industry

102,983

5,935

(7,092)

101,826

 Capital Goods

132,343

7,406

(90)

139,659

 Communications

108,810

5,926

(517)

114,219

 Consumer Cyclical

138,538

6,688

(2,080)

143,146

 Consumer Noncyclical

121,149

9,243

(904)

129,488

 Energy

82,913

5,029

(1,245)

86,697

 Finance

378,522

11,257

(3,518)

386,261

 Industrial Other

80,099

6,791

(294)

86,596

 Technology

6,988

280

-

7,268

 Transportation

151,613

9,663

(15,697)

145,579

 Utilities

319,225

18,200

(5,752)

331,673

Total Corporate

1,623,183

86,418

(37,189)

1,672,412

Total available-for-sale fixed maturities

$ 2,072,585

$ 98,595

$ (40,492)

$ 2,130,688

Trading fixed maturities

 Asset Backed and Mortgage Backed Securities

$ 84,928

$ 1,336

$ (283)

$ 85,981

 Foreign Government & Agency Securities

4,513

453

-

4,966

 States & Political Subdivisions

-

-

-

-

 U.S. Treasury & Agency Securities

-

-

-

-

Corporate securities:

 Basic Industry

46,541

1,916

(319)

48,138

 Capital Goods

41,396

2,315

(70)

43,641

 Communications

131,840

4,847

(3,913)

132,774

 Consumer Cyclical

117,892

4,351

(1,186)

121,057

 Consumer Noncyclical

21,539

1,146

(62)

22,623

 Energy

76,145

2,019

(1,793)

76,371

 Finance

267,355

12,355

(929)

278,781

 Industrial Other

45,959

1,746

(430)

47,275

 Technology

2,977

3

-

2,980

 Transportation

82,740

2,974

(2,635)

83,079

 Utilities

96,348

1,626

(4,150)

93,824

Total Corporate

930,732

35,298

(15,487)

950,543

Total trading fixed maturities

$ 1,020,173

37,087

(15,770)

1,041,490

Held-to-maturity fixed maturities:

Sun Life of Canada (U.S.) Holdings, Inc.,

8.526% subordinated debt, due 2027

$ 600,000

$ 19,656

$ -

$ 619,656

Total held-to-maturity fixed maturities

$ 600,000

$ 19,656

$ -

$ 619,656

`SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below.  Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

December 31, 2002

 Amortized
Cost

 Estimated
Fair Value

Maturities of available-for-sale fixed securities:

Due in one year or less

$ 85,272

$ 86,299

Due after one year through five years

597,290

619,761

Due after five years through ten years

653,675

702,306

Due after ten years

410,398

436,523

Subtotal - Maturities available-for-sale

$ 1,746,635

$ 1,844,889

Asset-backed securities

357,446

366,947

Total Available-for-sale

$ 2,104,081

$ 2,211,836

Maturities of trading fixed securities:

Due in one year or less

$ 11,122

$ 11,007

Due after one year through five years

482,935

492,081

Due after five years through ten years

529,771

541,779

Due after ten years

243,671

264,471

Subtotal - Maturities of trading

$ 1,267,499

$ 1,309,338

Asset-backed securities

87,470

95,487

Total Trading

$ 1,354,969

$ 1,404,825

Maturities of held-to-maturity fixed securities:

Due after ten years

$ 600,000

$ 616,520

Gross gains of $28.1 million, $15.5 million and $9.1 million and gross losses of $6.3 million, $7.0 million and $24.0 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2002, 2001, and 2000, respectively.

Fixed maturities with an amortized cost of approximately $2.7 million and $3.1 million at December 31, 2002 and 2001, respectively, were on deposit with federal and state governmental authorities as required by law.

At December 31, 2002 and 2001, $37.0 million and $32.9 million of fixed maturities were pledged as collateral and are included with fixed maturities.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

As of December 31, 2002 and 2001, 93% and 96%, respectively, of the Company's fixed maturities were investment grade.  Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies.  During 2002, 2001, and 2000 the Company incurred realized losses totaling $27.5 million, $5.5 million, and $15.0 million, respectively for other than temporary impairment of value of some of its fixed maturities after determining that not all of the unrealized losses were temporary in nature.  During 2002, $1.4 million of the 2001 losses was recovered and is included in realized gains.  The Company has stopped accruing income on several of its holdings for issuers that are in default.  $1.9 million, $0.4 million and $0.2 million of interest income on these holdings was not accrued during 2002, 2001, and 2000, respectively.

MORTGAGE LOANS AND REAL ESTATE

The Company invests in commercial first mortgage loans and real estate throughout the United States.  Investments are diversified by property type and geographic area.  Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made. Real estate investments classified as held-for-sale have been obtained primarily through foreclosure.  The carrying value of mortgage loans and real estate investments net of applicable reserves and accumulated depreciation on real estate were as follows:

December 31,

2002

2001

Total mortgage loans

$ 778,962

$ 915,730

Real estate:

Held-for-sale

-

1,490

Held for production of income

79,783

82,055

Total real estate

$ 79,783

$ 83,545

Real estate held for the production of income primarily consists of the Sun Life office park located in Wellesley Hills, MA. Accumulated depreciation on real estate was $17.9 million and $16.1 million at December 31, 2002 and 2001, respectively.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, values are impaired or values are impaired but mortgages are performing, appropriate allowances for losses have been made.  The Company has restructured mortgage loans, impaired mortgage loans and impaired but performing mortgage loans totaling $9.0 million and $17.9 million at December 31, 2002 and 2001, respectively, against which there are allowances for losses of $7.0 million and $7.1 million, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows:

Balance at

Balance at

January 1,

Additions

Subtractions

December 31,

2002

Mortgage loans

$ 7,140

$ 483

$ (607)

$ 7,016

2001

Mortgage loans

$ 4,675

$ 3,095

$ (630)

$ 7,140

Mortgage loans and real estate investments comprise the following property types and geographic regions:

December 31,

2002

2001

Property Type:

Office building

$ 322,957

$ 369,535

Residential

32,114

39,254

Retail

314,750

389,972

Industrial/warehouse

178,777

190,672

Other

17,163

16,982

Valuation allowances

(7,016)

(7,140)

Total

$ 858,745

$ 999,275

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3.   INVESTMENTS (CONTINUED)

December 31,

2002

2001

Geographic region:

Arizona

$ 17,999

$ 21,221

California

70,370

95,861

Colorado

7,324

8,245

Connecticut

26,418

37,208

Delaware

6,322

6,707

Florida

32,009

40,359

Georgia

61,742

71,037

Indiana

13,295

15,015

Kentucky

9,537

13,824

Louisiana

14,101

15,221

Maryland

14,545

19,730

Massachusetts

114,019

116,971

Michigan

35,662

44,549

Nevada

4,581

3,891

New Jersey

16,333

24,047

New York

94,205

88,812

North Carolina

23,479

14,889

Ohio

39,405

29,137

Oregon

5,415

8,131

Pennsylvania

98,990

122,275

Tennessee

9,236

15,345

Texas

17,351

29,071

Utah

16,582

18,179

Virginia

24,433

27,840

Washington

52,207

62,439

All other

40,201

56,411

Valuation allowances

(7,016)

(7,140)

Total

$ 858,745

$ 999,275

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

At December 31, 2002, scheduled mortgage loan maturities were as follows:

2003

$ 22,707

2004

27,585

2005

64,054

2006

25,711

2007

69,860

Thereafter

569,045

Total

$ 778,962

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $12.1 million and $39.8 million at December 31, 2002 and 2001, respectively.

During 2002 and 2000, the Company sold commercial mortgage loans in securitization transactions. In these transactions the Company established a trust, as a Qualified SPE to purchase the assets and issue the trust certificates. In the transactions, the Company retained investment tranches as well as servicing rights.  The investors in the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due.  The value of the Company's retained interest is subject to credit and interest rate risk on the transferred financial assets.  The Company recognized a pretax gain of $4.5 million and $763,000 for the 2002 and 2000 securitization transactions, respectively.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year ended December 31, 2002 were as follows:

Class AA

Class A

Class BBB

Prepayment speed

0

0

0

Weighted average life in years

6.532

6.843

8.417

Expected credit losses

0

0

0

Residual cash flows discount rate

6.064%

6.511%

7.562%

Treasury rate interpolated for average life

4.571%

4.600%

4.682%

Spread over treasuries

1.493%

1.911%

2.880%

Duration in years

5.22

5.263

6.013

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows:

Commercial Mortgages

Class AA

Class A

Class BBB

Carrying amount of retained

Interests

$ 2,911

$ 1,391

$ 1,980

Fair value of retained interests

3,427

1,599

2,282

Weighted average life in years

4.99

5.04

5.76

Expected Credit Losses

Impact on fair value of .20% of adverse change

2,862

1,269

1,725

Impact on fair value of .30% of adverse change

2,861

1,267

1,616

Residual Cash flows Discount Rate

Impact on fair value of 10% of adverse change

2,811

1,248

1,768

Impact on fair value of 20% of adverse change

2,760

1,224

1,734

The total principal amount of the commercial mortgage loans was $72.7 million at December 31, 2002, none of which were 60 days or more past due.  There were no net credit losses incurred relating to the commercial mortgage loans at the date of securitization and at December 31, 2002.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year ended December 31, 2000 were as follows:

Class B

Class I

Prepayment speed

0

0

Weighted average life in years

7.25

4.54

Expected credit losses

0

0

Residual cash flows discount rate

7.798

8.844

Treasury rate interpolated for average life

4.97

4.96

Spread over treasuries

2.83%

3.88%

Duration in years

5.201

3.611

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows:

Commercial Mortgages

Class B

Class I

Carrying amount of retained

Interests

$ 14,933

$ 8,818

Fair value of retained interests

16,460

8,099

Weighted average life in years

9.57

3.80

Expected Credit Losses

Impact on fair value of .025% of adverse change

0

0

Impact on fair value of 20% of adverse change

0

0

Residual Cash flows Discount Rate

Impact on fair value of 10% of adverse change

16,250

7,810

Impact on fair value of 20% of adverse change

16,037

7,754

The total principal amount of the commercial mortgage loans was $165.8 million at December 31, 2002, none of which were 60 days or more past due.  There were no net credit losses incurred relating to the commercial mortgage loans at the date of securitization and at December 31, 2002.

SECURITIES LENDING

The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan Bank of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan at December 31, 2002 and 2001.   The income resulting from this program was $252,000, $126,000, and $48,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

LEVERAGED LEASES

The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was originally leased for a term of 9.78 years.  During 2001, the lease term was extended until 2010.  The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements:

Year ended December 31,

2002

2001

Lease contract receivable

$ 56,760

$ 68,418

Less: non-recourse debt

(23,485)

(36,096)

Net Receivable

33,275

32,322

Estimated value of leased assets

21,420

21,420

Less: unearned and deferred income

(17,323)

(18,231)

Investment in leveraged leases

37,372

35,511

Less: fees

(187)

(212)

Net investment in leveraged leases

$ 37,185

$ 35,299

DERIVATIVES

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include swaps and options. The Company does not hold or issue any derivative instruments for trading purposes.

SWAPS

Swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counter-party at each interest payment date.  The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations.  Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

In 2000, the Company launched a new GIC program.  Each deal is highly-individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps.  The combination of these swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the contract.

The net (decrease) increase in net investment income related to swap settlement payments was $(34.2) million, $(23.5) million, and $.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company does not employ hedge accounting treatment.  As a result, changes in the fair value of swaps are reported in current period operations as a component of net investment income.  The net decrease to net investment income due to changes in the fair value of swaps was $73.1 million, $64.3 million and $53.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company recognized gross realized gains on swaps of  $3.9 million, $6.2 million and $3.9 million in 2002, 2001, and 2000, respectively, as well as gross realized losses of $12.0 million, $8.9 million, and $1.2 million during 2002, 2001, and 2000, respectively.

The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counter-parties and market risk. The Company regularly assesses the strength of the counter-parties and generally enters into transactions with counter-parties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 2002 and 2001, the Company's derivatives had no significant concentration of credit risk.

The Company is required to pledge and receive collateral for open derivative contracts.  The amount of collateral that is required is determined by agreed upon thresholds with the counter-parties.  The Company currently pledges cash and U.S. Treasury bonds to satisfy this collateral requirement.  At December 31, 2002 and 2001, $37.0 million and $32.9 million, respectively, of fixed maturities were pledged as collateral and are included with fixed maturities.

OPTIONS

Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option.  The Company also utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.

The net increase (decrease) in net investment income related to changes in the fair value of options was $9.0 million, $(28.9) million and $(13.5) million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company does not employ hedge accounting treatment.  As a result, changes in the fair value of swaps are reported in current period operations as a component of net investment income.

The Company recognized gross realized gains on options of $140.5 million, $4.0 million and $0 in 2002, 2001, and 2000, respectively, as well as gross realized losses of $10.9 million, $0, and $0 during 2002, 2001, and 2000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

The Company's underlying notional or principal amounts associated with open derivatives positions were as follows:

 Outstanding at
December 31, 2002

Notional

Fair Value

Principal

Asset (Liability)

Amounts

Interest rate swaps

$

1,683,250

$      (182,204)

Currency swaps

761,424

97,398

Equity swaps

293,994

(3,171)

Equity index options

1,153,168

213,174

Total

$

3,891,836

$ 125,197

 Outstanding at
December 31, 2001

Notional Principal Amounts

 Fair Value
Asset (Liability)

Interest rate swaps

$

1,327,496

$        (73,495)

Currency swaps

697,557

(22,918)

Equity swaps

259,607

(34,008)

Equity index options

1,428,323

81,000

Total

$

3,712,983

$ (49,421)

At December 31, 2002, the net unrealized gains on derivatives are included with other invested assets.  As of December 31, 2001, the net unrealized losses are included with other liabilities on the financial statements.

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following:

2002

2001

2000

Fixed maturities

$ 37,633

$ 29,694

$ (14,962)

Mortgage and other loans

4,648

(2,557)

2,057

Real estate

514

1,150

5,211

Derivative instruments

121,445

1,261

2,768

Short term investments

2

196

(22)

Write-down of fixed maturities

(27,545)

(6,050)

(14,957)

Total

$ 136,697

$ 23,694

$ (19,905)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

5. NET INVESTMENT INCOME

Net investment income consisted of the following:

2002

2001

2000

Fixed maturities

$ 289,196

$ 320,810

$ 265,608

Equity securities

-

-

-

Mortgage and other loans

69,802

73,050

77,807

Real estate

7,855

5,961

8,868

Policy loans

2,645

2,967

3,047

Derivatives

(98,363)

(116,779)

(66,944)

Other

(2,714)

189

4,798

Gross investment income

268,421

286,198

293,184

Less: Investment expenses

3,144

3,706

5,510

Net investment income

$ 265,277

$ 282,492

$ 287,674

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements.  The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items.  Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value to the Company.  Likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001:

December 31, 2002

December 31, 2001

Carrying

Estimated

Carrying

Estimated

Amount

Fair Value

Amount

Fair Value

Financial assets:

Cash and cash equivalents

$ 277,104

$ 277,104

$ 180,141

$ 180,141

Fixed maturities

4,216,661

4,233,181

3,772,178

3,791,834

Short-term investments

171,627

171,627

103,296

103,296

Mortgages

778,962

894,608

915,730

977,857

Derivatives

125,197

125,197

(49,421)

(49,421)

Policy loans

39,317

39,317

42,686

42,686

Other invested assets

60,243

60,243

66,771

66,771

Financial liabilities:

Guaranteed investment contracts

$ 1,768,854

$ 1,681,797

$ 1,320,278

$ 1,336,594

Contractholder deposit funds

1,507,601

1,522,820

1,603,391

1,591,474

Fixed annuity contracts

71,517

70,977

88,400

86,031

Interest sensitive life insurance

116,086

121,908

116,967

117,045

Long-term debt

645,000

688,647

565,000

596,218

Partnership Capital Securities

607,826

616,520

607,826

619,656

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest.  The fair values of short-term bonds are estimated to be amortized cost.  The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes.  For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics.  The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of other deposits with future maturity dates are estimated using discounted cash flows.

The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value.

7. REINSURANCE

INDIVIDUAL INSURANCE

The Company has agreements with SLOC and several unrelated companies which provide for reinsurance of portions of the net-amount-at-risk under certain individual variable universal life, bank owned life insurance ("BOLI"), and corporate owned life insurance ("COLI") policies. These amounts are reinsured on either a monthly renewable or a yearly renewable term basis.

The Company also acts as the reinsurer of risk under the lapse protection benefit under certain universal life contracts issued by SLOC.  One hundred percent of such risk is retroceded to Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.

GROUP INSURANCE

SLNY has an agreement with SLOC whereby SLOC reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.   The agreement provides that SLOC will reinsure mortality risks in excess of $50,000 per claim for group life contracts ceded by SLNY.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 1999

7. REINSURANCE (CONTINUED)

SLNY has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of SLNY's group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis.   The agreement provides that the unrelated company will reinsure amounts in excess of $4,000 per claim per month for long-term disability contracts ceded by SLNY.

The effects of reinsurance were as follows:

For the Years Ended December 31,

2002

2001

2000

Insurance premiums:

Direct

$ 49,190

$ 43,980

$ 51,058

Assumed

-

-

-

Ceded

5,616

2,971

6,255

Net premiums

$ 43,574

$ 41,009

$ 44,803

 Insurance and other individual policy benefits and
Claims:

Direct

$ 341,429

$ 314,750

$ 346,411

Assumed

-

-

-

Ceded

4,125

5,063

8,077

Net policy benefits and claims

$ 337,304

$ 309,687

$ 338,334

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

8. RETIREMENT PLANS

PENSION PLANS

Through December 31, 2001, the Company was a participant in a non-contributory defined benefit pension plan for employees sponsored by SLOC.  Consistent with the transfer of all employees to Sun Life of Canada U.S. on January 1, 2002, the plan sponsorship for the employee and the agent pension plan was transferred to the Company.  Expenses are allocated to participating companies based on a manner consistent with the allocation of employee compensation expenses.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8.  RETIREMENT PLANS (CONTINUED)

The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully-funded.  Most pension plan assets consist of separate accounts of SLOC or other insurance company contracts.

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31 (in 000's):

2002

Change in projected benefit obligation:

Projected benefit obligation at beginning of year

$ 149,595

Service cost

8,436

Interest cost

10,673

Actuarial (gain)

(8,075)

Benefits paid

(4,925)

Plan amendments

3,946

Projected benefit obligation at end of year

$ 159,650

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ 212,965

Other

(888)

Actual return on plan assets

(27,682)

Benefits paid

(4,925)

Transfer due to change in plan sponsor

-

Fair value of plan assets at end of year

$ 179,470

Funded status

$ 19,820

Unrecognized net actuarial loss

38,632

Unrecognized transition obligation

(19,545)

Unrecognized prior service cost

9,132

Prepaid benefit cost

$ 48,039

The Company's share of the projected benefit obligation for the years ended December 31, 2001 and 2000 was $140.6 million and $109.7 million, respectively.

The Company's share of the fair value of plan assets at December 31, 2001 and 2000 was $177.3 million and $163.2 million, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8.  RETIREMENT PLANS (CONTINUED)

The Company's share of the prepaid benefit costs at December 31, 2001 and 2000 was $29.2 million and $26.8 million, respectively.

The following table sets forth the components of the net periodic pension cost for the year ended December 31 (in 000's)

2002

Components of net periodic benefit cost:

Service cost

$ 8,437

Interest cost

10,674

Expected return on plan assets

(18,395)

Amortization of transition obligation asset

(3,051)

Amortization of prior service cost

216

Recognized net actuarial loss (gain)

120

Net periodic benefit cost

$ (1,999)

The Company's share of net periodic benefit cost

$ 3,834

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 6.75%, 7.00% and 7.50% for the years ended December 31, 2002, 2001 and 2000, respectively. The expected return on plan assets for 2002, 2001 and 2000 was 8.75% and the assumed rate of compensation increase was 4.0% for 2002, and 4.5% for 2001 and 2000.  The Company's share of the net periodic benefit costs for the years ended December 31, 2001 and 2000 were $1.0 million and $0.81 million, respectively.

The Company sponsors and participates in a 401(k) savings plan for which substantially all employees of at least age 21 are eligible for at date of hire. Under the plan, the Company matches up to specified amounts, the employees' contributions to the plan.  The amount of the 2002 employer contributions under plan sponsorship for the Company and its affiliates was $4.03 million.  Amounts are allocated to affiliates based on employees' contributions.  The Company's portion of the expense was $956,000, $462,000 and $354,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

Through December 31, 2001, the Company was a participant in a post-retirement benefit pension plan for employees sponsored by SLOC providing certain health, dental, and life insurance benefits ("post-retirement benefits") for retired employees and dependents.  Consistent with the transfer of all employees to Sun Life of Canada U.S. on January 1, 2002, the plan sponsorship was transferred to the Company.  Expenses are allocated to participating companies based on the number of participants.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8. RETIREMENT PLANS (CONTINUED)

Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition.  Life insurance benefits are generally set at a fixed amount.  The following table sets forth the change in other post-retirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2002 (in 000's):

Change in benefit obligation:

Benefit obligation at beginning of year

$ 45,515

Service cost

1,195

Interest cost

2,488

Actuarial (gain)

(7,586)

Benefits paid

(2,202)

Plan Amendments

(3,429)

Benefit obligation at end of year

$ 35,981

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ -

Employer contributions

2,202

Benefits paid

(2,202)

Fair value of plan assets at end of year

$ -

Funded Status

$ (35,981)

Unrecognized net actuarial loss

12,477

Unrecognized prior service cost

(3,138)

Accrued benefit cost

$ (26,642)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8.  RETIREMENT PLANS (CONTINUED)

The following table sets forth the components of the net periodic post-retirement benefit costs for the year ended December 31 (in 000's):

2002

Components of net periodic benefit cost

Service cost

$ 1,195

Interest cost

2,488

Amortization of prior service cost

(241)

Recognized net actuarial loss

933

Net periodic benefit cost

$ 4,375

The Company's share of net periodic benefit cost

$ 380

The Company's share of the benefit obligation for the years ended December 31, 2001 and 2000 was $29.2 million and $17.1 million, respectively.

The Company's share of the accrued benefit cost at December 31, 2001 and 2000 was $13.4 million and $12.1 million, respectively.

The Company's share of the net periodic benefit costs for the years ended December 31, 2001 and 2000 was $256,000 and $219,000 respectively.

In order to measure the post-retirement benefit obligation at December 31, 2002, the Company assumed a 12.0% annual rate of increase in the per capita cost of covered health care benefits.  In addition, medical cost inflation is assumed to be 11% in 2003 and assumed to decrease gradually to 5.5% for 2013 and remain at that level thereafter.  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated post-retirement benefit obligation at December 31, 2002 by $4.3 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit expense for 2002 by $0.6 million.  Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation at December 31, 2002 by $3.6 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit expense for 2002 by $0.5 million.  The assumed weighted average discount rate used in determining the post-retirement benefit obligation was 6.75% for 2002, 7.00% for 2001 and 7.50% for 2000.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

9. FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return with Sun Life Assurance Company of Canada- U.S. Operations Holdings, Inc.  Federal income taxes are calculated as if the Company was filing a separate federal income tax return.  A summary of the components of federal income tax expense (benefit) in the consolidated statements of income for the years ended December 31 was as follows:

2002

2001

2000

Federal income tax expense (benefit):

Current

$

(74,702)

$

(81,820)

$

(8,536)

Deferred

28,528

58,498

(53,145)

Total

$

(46,174)

$

(23,322)

$

(61,681)

Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:

2002

2001

2000

Expected federal income tax benefit

$

(22,423)

$

(13,435)

$

(21,455)

Low income housing credit

(6,138)

(6,138)

(5,805)

Additional tax benefit

(16,700)

(4,200)

(35,897)

Other

(913)

451

1,476

Federal income tax benefit

$

(46,174)

$

(23,322)

$

(61,681)

The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 2002 and 2001 were as follows:

2002

2001

Deferred tax assets:

Actuarial liabilities

$ 54,928

$ 92,323

Other

18,462

38,870

Total deferred tax assets

$ 73,390

$ 131,193

Deferred tax liabilities:

Deferred policy acquisition costs

(104,199)

(181,647)

Investments, net

(73,927)

(48,710)

Total deferred tax liabilities

$ (178,126)

$ (230,357)

Net deferred tax liabilities

$ (104,736)

$ (99,164)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service, and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1998 through 2000.  In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the Company's group life and group disability products is summarized below:

2002

2001

Balance at January 1

$ 23,615

$ 20,574

Less reinsurance recoverable

(6,078)

(5,067)

Net balance at January 1

17,537

15,507

Incurred related to:

Current year

12,062

11,354

Prior years

(1,946)

(786)

Total incurred

10,116

10,568

Paid losses related to:

Current year

(6,660)

(5,446)

Prior years

(3,320)

(3,092)

Total paid

(9,980)

(8,538)

Balance at December 31

24,294

23,615

Less reinsurance recoverable

(6,621)

(6,078)

Deconsolidation of SLNY

(17,673)

-

Net balance at December 31

$ -

$ 17,537

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.  As a result of the merger of SLNY and KBL, the liabilities of SLNY, including all of the group liabilities for the Company, are no longer consolidated with the liabilities of the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the DAC:

2002

2001

Balance at January 1

$ 765,716

$ 761,988

Acquisition costs deferred

95,244

137,879

Amortized to expense during the year

(243,927)

(120,733)

Adjustment for unrealized investment gains (losses) during the year

(19,059)

(13,418)

Deconsolidation of SLNY

(12,159)

-

Balance at December 31

$ 585,815

$ 765,716

During 2002, DAC amortization was increased as a result of actual results and revised estimates of future gross profits.  The change in the market value of separate accounts assets (approximately $57.0 million) and revised cash flow assumptions (approximately $39.0 million) were the major items affecting the change in gross profit assumptions.

12. SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a Corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities.  Net investment income is allocated based on segmented assets by line of business.

Management evaluates the results of the operating segments on an after-tax basis.  The Company does not depend on one or a few customers, brokers or agents for a significant portion of its operations.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering GICS to unrelated third parties in overseas markets during the second quarter of 2000.  These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies.  The Company uses derivative instruments to manage the risks inherent in the contract options.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life, long-term disability and stop loss insurance to small and mid-size employers in the State of New York.  As of December 31, 2002, as a result of the SLNY/KBL merger, the results of the Group Protection segment will no longer be consolidated with the Company.

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

12. SEGMENT INFORMATION (CONTINUED)

The following amounts pertain to the various business segments. Prior years segmented results have been restated to include the results of the Company's investment advisor subsidiary, SCA, with the Wealth Management segment instead of the Corporate segment:

Year ended December 31, 2002

Wealth

Individual

Group

Management

Protection

Protection

Corporate

Totals

Total Revenues

$ 584,408

$ 62,030

$ 20,181

$ 131,332

$ 797,951

Total Expenditures

696,458

61,445

15,630

88,485

862,018

Pretax Income (Loss)

(112,050)

585

4,551

42,847

(64,067)

Net Operating Income (Loss)

(71,691)

464

3,195

48,874

(19,158)

Total Assets

$ 16,659,420

$ 2,704,635

$ -

$ 641,518

$ 20,005,573

Year ended December 31, 2001

Total Revenues

$ 500,992

$ 32,345

$ 19,407

$ 78,562

$ 631,306

Total Expenditures

530,671

28,383

15,930

101,637

676,621

Pretax Income (Loss)

(29,679)

3,962

3,477

(23,075)

(45,315)

Net Operating Income (Loss)

(11,093)

3,443

2,641

(12,873)

(17,882)

Total Assets

$20,286,398

$ 1,685,589

$ 38,105

$ 299,647

$ 22,309,739

Year ended December 31, 2000

Total Revenues

$ 536,630

$ 44,206

$ 17,194

$ 12,403

$ 610,433

Total Expenditures

558,375

44,477

15,350

53,515

671,717

Pretax Income (Loss)

(21,745)

(271)

1,844

(41,112)

(61,284)

Net Operating Income (Loss)

(5,971)

(176)

1,199

7,442

2,494

Total Assets

$22,098,372

$ 1,242,549

$ 30,514

$ 686,233

$ 24,057,668

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

13.  REGULATORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis).  Statutory surplus differs from shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and deferred income taxes are calculated differently.  The statutory financials are not prepared on a consolidated basis.

The Company's statutory surplus and net income (loss) were as follows:

Year ended December 31,

2002

2001

2000

Statutory surplus and capital

$      686,561

$     769,520

$ 940,335

Statutory net loss

$ (131,012)

$ (137,139)

$ (236)

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Delaware.  Effective January 1, 2001, the State of Delaware required that insurance companies domiciled in the State of Delaware prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Delaware Commissioner of Insurance.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles in the statutory financial statements. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle.  The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.  As a result of these changes, the Company reported a change of accounting principle in its statutory financial statements, as an adjustment that increased unassigned funds (surplus), by $25.9 million as of January 1, 2001.  This adjustment is due to $25.5 million of net deferred tax assets established as of January 1, 2001, offset by a decrease of $470,000 in the valuation of the Company's obligation for post-retirement benefits other than pensions on an NAIC basis as of January 1, 2001.

14. DIVIDEND RESTRICTIONS

The Company's and its insurance affiliate's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and SLNY.  Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve-month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company).  Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance.  The Company did not pay any dividends in 2002 and paid $15.0 million and $10.0 million of dividends to its parent, SLC (U.S.) Holdings, during 2001, and 2000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

14. DIVIDEND RESTRICTIONS (CONTINUED)

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the New York Superintendent of Insurance, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of:  (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the superintendent.  No dividends were paid during 2002 or 2001.  Dividends in the amount of $4.7 million were declared and paid during 2000 by the SLNY to the Company.  These dividends were approved by the Board of Directors and the State of New York Insurance Department.

15. COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through reduction in future premium taxes in some states. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments.  Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes.

LITIGATION

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters that could have a material effect upon the financial condition of the Company.

LINES OF CREDIT

The Company has syndicated two lines of credit each in the amount of $250 million.  There are 15 banks in the syndicate of lenders. The banks have committed to lend funds of up to $500 million when requested by the Company at prevailing rates determined in accordance with the line of credit agreements.  One line of credit terminates October 2003, the other in October 2007.  As of December 31, 2002, no amounts have been borrowed.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 25 years. As of December 31, 2002, minimum future lease payments under such leases are as follows:

2003

241

2004

243

2005

250

2006

257

2007

264

Thereafter

202

Total

$ 1,457

Total rental expense for the years ended December 31, 2002, 2001 and 2000 was $7.6 million, $6.9 million and $5.0 million, respectively.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Assurance Company of Canada (U.S.)

Wellesley, Massachusetts

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002.  Our audits also included the financial statement schedules listed in the Index at Item 15.  These financial statements and financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

Deloitte & Touche LLP

Boston, Massachusetts

February 21, 2003

PRO FORMA FINANCIAL INFORMATION

Sun Life Assurance Company of Canada (U.S.)

Pro-Forma Balance Sheets

(in thousands)

December 31, 2002

(Unaudited)

(Unaudited)

Pro-Forma

(Unaudited)

Keyport Life

Sun Life (U.S.)

Adjustments

Surviving Entity

Assets

Cash and Investments:

Available for Sale fixed Maturities

14,219,184

2,211,836

(8,000)

16,423,020

Trading Fixed Maturities

-

1,404,825

1,404,825

Subordinated note from affiliate held-to maturity

-

600,000

600,000

Short-term investments

6,390

171,627

178,017

Mortgage loans

169,567

778,962

948,529

Equity Securities

1,127

-

1,127

Equity Investment in Affiliate

-

95,803

(95,803)

-

Real Estate

-

79,783

79,783

Policy Loans

642,712

39,317

682,029

Other Invested Assets

486,093

379,719

865,812

Cash and Cash Equivalents

448,446

277,104

725,550

Total Cash and Investments

15,973,519

6,038,976

(103,803)

21,908,692

Accrued Investment Income

189,798

66,771

256,569

Deferred Policy Acquisition Costs

209,833

585,815

795,648

Value of business acquired

57,692

-

57,692

Goodwill

705,202

-

705,202

Current Income tax receivable

53,917

-

53,917

Receivable for Investments Sold

107,608

3,013

110,621

Other Assets

143,527

121,919

265,446

Separate Account Assets

2,334,755

13,383,358

15,718,113

Total assets

19,775,851

20,199,852

(103,803)

39,871,900

Liabilities

  Contractholder deposit funds and other policy
liabilities

14,434,364

3,517,720

17,952,084

Future Contract and policy benefits

40,510

677,163

717,673

Unearned Revenue

-

-

-

Payable for Investments purchased

308,317

57,129

365,446

Accrued Expenses and taxes

-

117,519

117,519

Deferred federal income taxes

(76,012)

104,736

(2,800)

25,924

Long-term Debt payable to affiliates

380,000

645,000

1,025,000

Partnership capital securities

-

607,826

607,826

Other liabilities

320,978

242,901

563,879

Separate account liabilities

2,317,611

13,383,358

15,700,969

Total liabilities

17,725,768

19,353,352

(2,800)

37,076,320

Minority Interest

95,803

-

(95,803)

-

Stockholders Equity

Common Stock

3,015

6,437

(3,015)

6,437

Additional paid-in-capital

1,682,080

388,672

1,136

2,071,888

Accumulated other comprehensive income

198,517

47,384

3,010

248,911

Retained Earnings

70,668

404,007

(6,331)

468,344

Total Stockholders Equity

1,954,280

846,500

(5,200)

2,795,580

Total Liabilities, MI and Stockholders Equity

19,775,851

20,199,852

(103,803)

39,871,900

Sun Life Assurance Company of Canada (U.S.)

Pro-Forma Statements of Income

(in thousands)

For the Year Ended 12/31/02

(Unaudited)

(Unaudited)

Pro Forma

(Unaudited)

Keyport Life

Sun Life (U.S.)

Adjustments

Surviving Entity

Revenues:

Premiums and annuity considerations

20,285

43,574

(20,285)

43,574

Net investment income

833,881

360,914

(9,585)

1,185,210

Derivative income

(185,613)

26,328

-

(159,285)

Net realized investments gains (losses)

(48,461)

17,978

(8,483)

(38,966)

Fee and other income

66,632

352,403

(5,935)

413,100

Total revenues

686,724

801,197

(44,288)

1,443,633

Benefits and Expenses:

Interest Credited

575,485

132,856

(3,651)

704,690

Interest Expense

9,546

96,497

-

106,043

Policyowner benefits

29,489

207,695

(16,022)

221,162

Amortization of DAC and VOBA

15,602

243,927

(8,016)

251,513

Other Operating Expenses

85,464

184,289

(9,547)

260,206

Total benefits and expenses

715,586

865,264

(37,236)

1,543,614

Income(Loss) before income tax expense and MI

(28,862)

(64,067)

(7,052)

(99,981)

Income Tax expense (benefit)

-

Federal

(11,025)

(46,174)

(2,250)

(59,449)

State

1,265

1,265

Income tax expense (benefit)

(11,025)

(44,909)

(2,250)

(58,184)

Income (Loss) before Minority Interest

(17,837)

(19,158)

(4,802)

(41,797)

Minority Interest

(1,612)

-

1,612

-

Net Income (loss)

(16,225)

(19,158)

(6,414)

(41,797)

KEYPORT LIFE INSURANCE COMPANY

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Keyport Life Insurance Company

Wellesley, Massachusetts

We have audited the accompanying consolidated balance sheet of Keyport Life Insurance Company (the "Company") and subsidiaries as of December 31, 2002, and the related consolidated statements of income, comprehensive income, stockholder's equity and cash flows for the year ended December 31, 2002.  Our audit also included the related financial statement schedules listed in the Index at Item 15.  These financial statements and financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Keyport Life Insurance Company and subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Deloitte & Touche LLP

Boston, Massachusetts

February 21, 2003

Report of Independent Auditors

The Board of Directors

Keyport Life Insurance Company

We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 2001, and the related consolidated statements of income, stockholder's equity, comprehensive income, and cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 2001, and the consolidated results of its operations and its cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the financial statements, in 2001, the Company changed its method of accounting for its derivatives.

ERNST & YOUNG LLP

Boston, Massachusetts

February 7, 2002

(except for the second paragraph of "Principles of Consolidation" in Note 2, as to which the date is December 31, 2002)

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands)

December 31,

2002

2001

ASSETS

Restated

Cash and investments:

Fixed maturities available for sale (amortized cost: 2002 -$13,858,732;

2001 -$12,166,570)

$ 14,219,184

$ 12,108,767

Equity securities (cost: 2002 - $1,105; 2001 - $36,859)

1,127

39,658

Mortgage loans

169,567

31,124

Policy loans

642,712

636,351

Other invested assets

280,465

521,259

Short term investments

6,390

17,758

Cash and cash equivalents

448,446

2,117,200

Total cash and investments

15,767,891

15,472,117

Accrued investment income

189,798

185,268

Deferred policy acquisition costs

209,833

47,611

Value of business acquired

57,692

95,155

Goodwill

705,202

714,755

Current income tax receivable

53,917

1,622

Deferred income tax asset

76,012

181,175

Intangible assets

11,814

12,100

Receivable for investments sold

107,608

21,797

Other assets

64,867

36,306

Separate account assets

2,334,755

2,995,094

Total assets

$ 19,579,389

$ 19,763,000

LIABILITIES, MINORITY INTEREST AND STOCKHOLDER'S EQUITY

Liabilities:

Future contract and policy benefits

 $        40,510

 $        39,919

Policy liabilities

14,434,364

13,710,588

Payable for investments purchased and loaned

308,317

1,165,609

Other liabilities

428,504

59,602

Separate account liabilities

2,317,611

2,966,820

Total liabilities

17,529,306

17,942,538

Commitments and contingencies - Note 13

Minority interest

95,803

73,485

Stockholder's equity:

Common stock, $1.25 par value; authorized 2,500 shares;

2,412 issued and outstanding

3,015

3,015

Additional paid-in capital

1,682,080

1,688,841

Retained earnings

 70,668

86,893

Accumulated other comprehensive income (loss)

198,517

(31,772)

Total stockholder's equity

1,954,280

1,746,977

Total liabilities, minority interest and stockholder's equity

$ 19,579,389

$ 19,763,000

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

Year Ended

For the 2 month period ended December 31,

For the 10 month period ended

Year Ended

December 31,

2001

October 31,

December 31,

2002

Restated

2001

2000

Revenues:

Net investment income, including distributions from

private equity limited partnerships

$ 802,297

$ 146,603

$ 735,641

$ 856,808

Interest credited to policyholders

575,485

107,315

498,668

539,643

Investment spread

226,812

39,288

236,973

317,165

Net realized investment gains (losses)

(41,148)

2,223

(22,790)

(35,796)

Net derivative gains (losses)

(123,426)

99,972

446

-

Net change in unrealized and undistributed (losses)

gains in private equity limited partnerships

(7,591)

-

(17,088)

31,604

Premiums

20,285

4,057

-

-

Fee income:

Surrender charges

29,291

2,261

13,654

24,266

Separate account income

30,587

8,699

44,460

43,518

Management fees

6,754

1,080

5,715

6,207

Total fee income

66,632

12,040

63,829

73,991

Expenses:

Policy benefits

29,489

4,629

4,869

4,997

Operating expenses

94,724

12,499

55,710

64,875

Amortization of deferred policy acquisition costs

23,241

1,694

95,507

116,123

Amortization of value of business acquired

22,686

3,828

-

-

Amortization of intangible assets

286

-

1,047

1,256

Total expenses

170,426

22,650

157,133

187,251

(Loss) income before income taxes, minority interest and

Cumulative effect of accounting changes

(28,862)

134,930

104,237

199,713

Income tax expense (benefit)

(11,025)

47,228

26,635

57,128

(Loss) income before minority interest and cumulative effect of accounting changes, net of tax

(17,837)

87,702

77,602

142,585

Minority interest share of (loss) income

(1,612)

809

-

-

(Loss) income before cumulative effect of

accounting changes

(16,225)

86,893

77,602

142,585

Cumulative effect of accounting changes, net of tax

-

-

60,847

-

Net (loss) income

$ (16,225)

$ 86,893

$ 16,755

$ 142,585

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

Year Ended

For the 2 month period ended December 31,

For the 10 month period ended

Year Ended

December 31,

2001

October 31,

December 31,

2002

Restated

2001

2000

Net (loss) income

$ (16,225)

$ 86,893

$ 16,755

$ 142,585

Other comprehensive income

Net change in unrealized holding gains (losses) on

available-for-sale securities

$ 359,070

$ (52,372)

$ 415,507

$ 213,396

Net change in deferred acquisition costs

(20,800)

600

(343,300)

(192,300)

Net change in value of business acquired

(32,923)

5,700

-

-

Reclassification adjustments of realized investment

gains (losses) into net income (loss)

48,944

(2,800)

29,300

45,900

Income tax (expense) benefit

(124,002)

17,100

(16,400)

67,300

Other comprehensive income (loss), net of tax

$ 230,289

$ (31,772)

$ 85,107

$ 134,296

Comprehensive income

$ 214,064

$ 55,121

$ 101,862

$ 276,881

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

Accumulated

Additional

Other

Common

Paid-in

Retained

Comprehensive

Stock

Capital

Earnings

Income (Loss)

Total

Balance, December 31, 1999

3,015

505,933

665,055

(160,615)

1,013,388

Net income

-

-

142,585

-

142,585

Other comprehensive income, net of tax:

-

-

-

134,296

134,296

Dividends paid

-

-

(10,034)

-

(10,034)

Balance, December 31, 2000

3,015

505,933

797,606

(26,319)

1,280,235

Net income

-

-

16,755

-

16,755

Other comprehensive income, net of tax:

-

-

-

85,107

85,107

Dividends paid

-

-

(99)

-

(99)

Balance, October 31, 2001

3,015

505,933

814,262

58,788

1,381,998

Sale of stockholder's equity

(3,015)

(505,933)

(814,262)

(58,788)

(1,381,998)

Sun Life acquisition cost

3,015

1,703,462

-

-

1,706,477

Consolidation of SLNY

-

(14,621)

-

-

(14,621)

Net income

-

-

86,893

-

86,893

Other comprehensive income, net of tax:

-

-

-

(31,772)

(31,772)

Balance, December 31, 2001 - Restated

3,015

1,688,841

86,893

(31,772)

1,746,977

Consolidation of SLNY

-

(6,761)

-

-

(6,761)

Net loss

-

-

(16,225)

-

(16,225)

Other comprehensive income, net of tax:

-

-

-

230,289

230,289

Balance, December 31, 2002

$ 3,015

$ 1,682,080

$ 70,668

$ 198,517

$1,954,280

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended

For the 2 month period ended December 31,

For the 10 month period ended

Year Ended

December 31,

2001

October 31,

December 31,

2002

Restated

2001

2000

Cash flows from operating activities:

Net (loss) income

$ (16,225)

$ 86,893

$ 16,755

$ 142,585

Adjustments to reconcile net (loss) income to net cash

provided by operating activities:

(Loss) income to minority interest

(1,612)

 809

-

-

Cumulative effect of accounting changes

-

-

60,847

-

Non-cash derivative activity

 145,277

(116,870)

94,048

-

Interest credited to policyholders

575,485

107,315

498,668

539,643

Net realized investment losses (gains)

41,148

(2,223)

22,790

35,796

Net change in unrealized and undistributed losses

(gains) in private equity limited partnerships

7,591

-

17,088

(31,604)

Amortization of intangible

286

-

-

-

Amortization of value of insurance in force & DAC

38,180

-

-

-

Net amortization on investments

55,597

(4,980)

(11,544)

59,836

Change in deferred policy acquisition costs

(188,239)

(12,102)

(64,985)

9,023

Change in current and deferred income taxes

(72,383)

49,519

(41,200)

5,783

Net change in other assets and liabilities

(17,171)

20,058

(116,807)

22,487

Net cash provided by operating activities

 567,934

128,419

475,660

783,549

Cash flows from investing activities:

Investments purchased - available for sale

(11,413,485)

(1,511,630)

(1,973,207)

(3,802,286)

Investments sold - available for sale

9,864,337

1,664,219

2,026,942

2,877,082

Investments matured - available for sale

-

-

86,626

894,779

Decrease in policy loans

(6,361)

(4,022)

(11,092)

(21,346)

Decrease in mortgage loans

(138,443)

2,210

2,217

2,692

Other invested assets sold (purchased), net

37,286

(28,689)

46,111

8,336

Net change in short term investments

11,368

(2,689)

-

-

Net cash (used in) provided by

investing activities

(1,645,298)

119,399

177,597

(40,743)

Cash flows from financing activities:

Withdrawals from policyholder accounts

(2,292,504)

(469,068)

(1,993,388)

(2,249,950)

Deposits to policyholder accounts

2,473,975

446,220

1,565,504

1,569,168

Debt proceeds

380,000

-

-

-

Net change in securities lending

(1,152,861)

30,900

(106,709)

600,386

Dividend

-

-

-

(10,034)

Net cash (used in) provided by

financing activities

(591,390)

8,052

(534,593)

(90,430)

Change in cash and cash equivalents

(1,668,754)

 255,870

118,664

652,376

Cash from consolidation of SLNY

-

14,387

-

-

Cash and cash equivalents at beginning of period

2,117,200

1,846,943

1,728,279

1,075,903

Cash and cash equivalents at end of period

$ 448,446

$ 2,117,200

$ 1,846,943

$ 1,728,279

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

1.  Change of Control

Through October 31, 2001, Keyport Life Insurance Company ("the Company") was a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("LFC"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

On May 3, 2001, LFC announced that it had reached a definitive agreement to sell its annuity and bank marketing businesses to Sun Life Financial Services of Canada Inc. ("SLF"), a Canadian holding company and parent of Sun Life Assurance Company of Canada ("SLOC").  The transaction was subject to customary conditions to closing, including receipt of approvals by various state insurance regulators in the U.S., certain other regulatory authorities in the U.S. and Canada and LFC's shareholders.

Effective after the close of business on October 31, 2001, all required approvals had been obtained and SLF Holdings, acquired the Company for approximately $1.7 billion in cash.  As part of the acquisition, SLF Holdings, another indirect subsidiary of SLOC, acquired Independent Financial Marketing Group, Inc. ("IFMG"), an affiliate of the Company ($20 million of the total purchase price was allocated to IFMG).  The acquisition of the Company and IFMG complements both SLF's product array and distribution capabilities and advances SLF towards its strategic goal of reaching a top 10 position in target product markets in North America.  SLF also expects to reduce costs through economies of scale.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets".  Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at estimated fair value at the date of acquisition.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of November 1, 2001 (in thousands):

Assets:

Fixed-maturity securities

$ 10,609,150

Equity securities

35,313

Mortgage loans

7,216

Policy loans

631,916

Value of business acquired

105,400

Goodwill

714,755

Intangible assets

12,100

Deferred taxes

217,633

Other invested assets

363,586

Cash and cash equivalents

1,846,887

Other assets acquired

465,152

Separate account assets

3,941,527

Total assets acquired

18,950,635

Liabilities:

Policy liabilities

12,052,071

Other liabilities

1,262,045

Separate accounts

3,930,042

Total liabilities assumed

17,244,158

Net assets acquired

$ 1,706,477

In 2002, the Company completed its valuation of certain assets acquired and liabilities assumed.  The revisions decreased goodwill by $9.6 million, decreased deferred taxes by $54.9 million, increased policy liabilities by $13.0 million, increased other liabilities by $13.7 million and reduced investments and other assets by $12.8 million and $5.8 million, respectively.

Intangible assets acquired primarily consist of state insurance licenses ($10.1 million) that are not subject to amortization.  The remaining $2.0 million of intangible assets relate to product rights that have a weighted-average useful life of 7 years.  Most of the goodwill is expected to be deductible for tax purposes.

As a result of the acquisition, the financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable.  For periods prior to the date of the acquisition, the balances are referred to as "Predecessor Basis."

2.  Accounting Policies

Organization

The Company offers a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market.  These annuity products are sold through a wide-ranging network of banks, agents and security dealers throughout the United States.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Benefit Life Insurance Company ("KBL") (through December 31, 2002), Liberty Advisory Services Corp. (through October 31, 2001) and Keyport Financial Services Corp. ("KFSC").  On October 31, 2001, the Company transferred its ownership interest in Liberty Advisory Service Corp., through a dividend, to LFC.

On December 31, 2002 the Company transferred its ownership interest in KBL for a 67% interest in Sun Life of New York ("SLNY").  SLNY and the Company are under common control.  Accounting principles generally accepted in the United States (GAAP) require that the financial statements reflect such transaction to the earliest year presented or to the date the entities became under common control (November 1, 2001).  Accordingly, the accompanying financial statements of the Company at December 31, 2001 and the two months then ended reflect the inclusion of SLNY in a manner similar to a pooling of interest.  Minority interest has been established for a portion of the earnings not attributable to Keyport's 67% ownership.  The restatement increased the Company's assets by $518.9 million and $619.2 million at December 31, 2002 and 2001, respectively.  Net income was increased by $1.2 million for the year ended December 31, 2002 and decreased by $83,000 for the two-month period ended December 31, 2001.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities.  All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after tax unrealized gains and losses (net of adjustments to deferred acquisition costs ("DAC") and value of business acquired ("VOBA")) are reported as a separate component of accumulated other comprehensive income (loss).  The cost basis of securities is adjusted for declines in value that are determined to be other-than-temporary.  Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of DAC and value of business acquired.

For the mortgage-backed bond portion of the fixed-maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security.  When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

Mortgage loans are carried at amortized cost.  Policy loans are carried at the unpaid principal balances plus accrued interest and do not exceed the net cash surrender value of the related insurance policy.

Investments in private equity limited partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method.  The equity method of accounting is used for all partnerships in which the Company has an ownership interest in excess of 3%.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The net change in unrealized and undistributed gains in private equity limited partnerships primarily represents increases (decreases) in the fair value of the underlying investments of the private equity limited partnerships that are accounted for under the equity method.  The net change is recorded net of the related amortization of value of business acquired and of DAC, and net of the amounts realized, which are recognized in investment income. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis.  There can be no assurance that any unrealized and undistributed gains(losses) will ultimately be realized or that the Company will not incur losses in the future on such investments.

The following amount represents the net change in unrealized and undistributed (losses) gains in private equity limited partnerships:

Year Ended December 31, 2002

For the 2 month Period ended December 31, 2001

For the 10 month period ended October 31, 2001

Year Ended December 31, 2000

Gross (loss) gain

$ (8,924)

-

$ (14,688)

$ 103,604

Net reclassification into net

investment income

-

-

(34,100)

(13,300)

(8,924)

-

(48,788)

90,304

Less:

DAC & VOBA Amortization

(1,333)

-

(31,700)

58,700

$ (7,591)

-

$ (17,088)

$ 31,604

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs (DAC)

DAC relates to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business.  Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses.  These costs are deferred and amortized with interest in relation to the present value of estimated gross profits from mortality; investment spread and expense margins over the estimated lives of the contracts.  This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized, including realized and unrealized gains and losses from investments.

DAC is adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities.  This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss). The impact of this adjustment on DAC was to (decrease) increase it by ($20.2) million and $0.6 million at December 31, 2002 and 2001, respectively, relating to this adjustment.

Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized.  The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced.  The amount of amortization of DAC could be revised in the near term if any of the estimates discussed above are revised.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Value of Business Acquired

The value of business acquired represents the actuarial-determined present value of projected future gross profits from policies in force at the date of their acquisition.  This amount is amortized in proportion to the projected emergence of profits over the estimated lives of the contracts.

The value of business acquired is adjusted for amounts relating to the recognition of unrealized investment gains and losses.  This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss).  Value of business acquired was ($27.3) million and $0.6 million at December 31, 2002 and 2001, respectively, relating to this adjustment.

Estimated future net amortization expense of the value of business acquired as of December 31, 2002 is as follows (in thousands):

2003

$10,961

2004

9,701

2005

8,395

2006

6,991

2007

5,586

Thereafter

16,058

Total

$57,692

Goodwill

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the acquisition of the Company.  In accordance with SFAS 142, the Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets and concluded that these assets are not impaired.  Goodwill is tested for impairment on an annual basis using the discounted cash flow method.

Intangible Assets

Intangible assets consist of state insurance licenses of $10.1 million that are not subject to amortization and $2.0 million of product rights that have a weighted-average useful life of 7 years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities and variable life policies are segregated in separate accounts.  Separate account assets consist principally of investments in mutual funds are carried at fair value.  Investment income and changes in mutual fund asset values are allocated to the policyholders and, therefore, do not affect the operating results of the Company.  The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts.  The difference between investment income and interest credited on the institutional accounts was reported as separate account fee income through October 31, 2001.  Effective November 1, 2001, the separate institutional accounts were classified as general account assets.  Investment income and interest credited were reported as components of net investment income and interest credited, respectively.

As of December 31, 2002 and 2001, the Company also classified $17.1 million and $28.3 million, respectively, of investments in certain mutual funds sponsored by former affiliates of the Company as separate account assets.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

Policy liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single-premium whole life policies.  Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Future contract and policy benefits

Future contract and policy benefits are liabilities for traditional life and health products.  Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force.  The liabilities associated with traditional life insurance and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency.  The assumptions used are based upon the Company's experience and industry standards.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

In 2002, as in prior years, the Company will file a consolidated federal income tax return with its life insurance subsidiaries, Independence Life and KBL stand-alone.  Because of KBL's merger into SLNY, starting in 2003 Keyport and Independence Life will file a consolidated federal income tax return, and SLNY will file on a standalone basis.  KFSC also files a standalone federal income tax return.  The Company and its subsidiaries will be eligible to file a consolidated return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("US Holdco") beginning in 2006.  US Holdco is a member of the Sun Life Financial Group Insurance Holding Company system and is an indirect subsidiary of SLOC.

The Company and its life insurance subsidiaries have a tax-sharing agreement that allocates income taxes to the Company and its subsidiaries as if each entity were to file separate income tax returns.  Tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated income tax return.  Effective December 21, 2002, KBL (as part of SLNY) is no longer included in this tax sharing agreement.  KFSC also had a tax-sharing agreement (through October 31, 2001) with the same terms as those outlined above.

Cash Equivalents

Short-term investments having a maturity of three months or less when purchased are classified as cash equivalents.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the 2001 presentation.

Restatement

On December 31, 2002, the Company acquired a 67% interest in SLNY, an affiliated company, in exchange for its interest in its wholly owned subsidiary, KBL.  SLNY was merged with KBL on December 31, 2002 and SLNY was the surviving entity. SLNY and Keyport are under common control.  Accounting principles generally accepted in the United States (GAAP) indicate that the financials should be restated to the earliest year presented or to the date the entities became under common control (November 1, 2001).  The financial condition and results of SLNY are included in the accompanying financial statements from November 1, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

3. Accounting Changes

The cumulative effect of accounting changes, net of tax, for the ten-month period ended October 31, 2001 of $60.8 million includes a loss of $54.3 million relating to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133" (collectively hereafter referred to as the "Statement") in the quarter ended March 31, 2001 and a loss of $6.5 million relating to the adoption of Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in the quarter ended June 30, 2001.

The Company adopted the Statement on January 1, 2001. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

The cumulative effect, reported after tax and net of related effects on DAC, upon adoption of the Statement at January 1, 2001 decreased net income and stockholder's equity by $54.3 million.  The adoption of the Statement may increase volatility in future reported income due, among other reasons, to the requirements of defining an effective hedging relationship under the Statement as opposed to certain hedges the Company believes are effective economic hedges.  The Company anticipates that it will continue to utilize its current risk management philosophy, which includes the use of derivative instruments.

The Company adopted EITF Issue No. 99-20 on April 1, 2001. EITF Issue 99-20 governs the method of recognizing interest income and impairment on asset-backed investment securities.  EITF Issue No. 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets.  Pursuant to EITF Issue No. 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized.  The cumulative effect, reported after tax and net of related effects on DAC, upon adoption of EITF Issue No. 99-20 on April 1, 2001 decreased net income by $6.5 million with a related increase to accumulated other comprehensive income of $1.8 million.

In September 2001, the EITF discussed Issue No. 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001" which gives accounting guidance and recommended disclosures.  Following this guidance, the Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there were no material claims exposure to the Company.  The national tragedy of September 11, 2001 has also had an adverse impact on the airline, hotel and hospitality businesses.  The Company has investments associated with these industries.  As of December 31, 2002, the Company recorded a $4.5 million write-down of its airline industry investments for "other-than-temporary declines" due to the decrease in market value.  The Company will continue to monitor these investments to determine if any further adjustments are necessary.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others ("FIN 45")."  FIN 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others.  This interpretation has no impact for Keyport.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

3. Accounting Changes (continued)

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," to improve financial reporting by enterprises involved with variable interest entities.  This interpretation states that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise.  This interpretation has no impact for Keyport as Keyport does not maintain any involvement with variable interest entities.

In July 2002, the American Institute of Certified Public Accountants ("AICPA") issued a proposed Statement of Position ("SOP"), "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Separate Accounts."  This SOP provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts.  The Company is in the process of evaluating the provisions of this SOP and its impact to the Company's financial position or results of operations.

4. Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at fair value.  On the date the derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilizes the derivative as an economic hedge ("non-designated derivative").  Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains.  Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

The Company issues equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract.  Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

The Company purchases call options and futures on the S&P 500 Index to economically hedge its obligation under the annuity contract to provide returns based upon this index.  The call options and futures are non-designated derivatives.  In addition, the Company utilizes non-designated total return swap agreements to hedge certain contract obligations.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements.  Interest rate swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes.  Prior to October 31, 2001, the interest rate swap agreements were designated and qualified as fair value hedges.  The ineffective portion of the fair value hedges, net of related effects on DAC, resulted in a loss of $2.6 million for the ten-month period ended October 31, 2001.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedging transactions.  This process included linking all fair value hedges to specific assets on the balance sheet.  The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values.  When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

4. Accounting for Derivatives and Hedging Activities (continued)

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value and changes in fair value will be reported in operations.  The subsequent fair value changes in the hedged asset will no longer be reported in current period operations.

Effective November 1, 2001, in conformity with SLOC accounting policies, the Company discontinued hedge accounting and classified its interest rate swap agreements as non-designated derivatives.  The Company believes that these derivatives provide economic hedges and the cost of formally documenting the effectiveness of the fair value of the hedged assets in accordance with the provisions of SFAS 133 was not justified.  The decrease in the swap values, net of related effects on the value of business acquired, resulted in a (loss) income of $(113.7) million and $64.9 million for the year ended December 31, 2002 and for the two month period ended December 31, 2001, respectively.  The change in values of the call options, futures, and the embedded derivative, net of related effects on the value of business acquired and DAC, (decreased) increased income by $(9.7) million and $35.1 million for the year ended December 31, 2002 and for the two month period ended December 31, 2001, respectively.

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

Assets /(Liabilities)

Notional Amounts

Carrying Value

 Fair
Value

12/31/2002

12/31/2002

12/31/2002

Interest rate swaps

$3,697,630

(205,569)

(205,569)

Total return swaps

203,018

(164,992)

(164,992)

S&P 500 Index call options

976,759

24,753

24,753

12/31/2001

12/31/2001

12/31/2001

Interest rate swaps

$2,172,526

$ (71,906)

$ (71,906)

Total return swaps

1,035,438

42,171

42,171

S&P 500 Index call options

-

56,125

56,125

The interest rate and total return swap agreements expire in 2003 through 2017.  The S&P 500 call options and futures maturities range from 2003 to 2009.

At December 31, 2002 and 2001, the Company had approximately $96.9 million and $92.5 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values.  The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions.  Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities.  The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance.  The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal.  Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5.  Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of fixed-maturity securities are as follows (in thousands):

December 31, 2002

Amortized Cost

Gross Unrealized Gains

Gross Unrealized Losses

Estimated
Fair Value

Fixed-maturity securities:

 Asset Backed and Mortgage Backed Securities

$ 5,158,297

$ 161,843

$ (81,822)

$ 5,238,318

 Foreign Government & Agency Securities

87,846

12,512

(8)

100,350

States & Political Subdivisions

1,649

96

-

1,745

 U.S. Treasury & Agency Securities

589,627

14,842

(981)

603,488

Corporate securities:

Basic Industry

$ 313,960

$ 16,874

$ (56)

$ 330,778

Capital Goods

370,441

25,960

(1,325)

395,076

Communications

787,935

42,982

(10,330)

820,587

Consumer Cyclical

744,063

41,818

(1,727)

784,154

Consumer Noncyclical

429,530

22,489

(3,543)

448,476

 Energy

537,089

27,270

(11,980)

552,379

 Finance

2,920,881

117,824

(21,943)

3,016,762

 Industrial Other

137,885

5,782

(258)

143,409

 Technology

66,294

1,928

(702)

67,520

 Transportation

505,660

23,742

(25,039)

504,363

 Utilities

1,207,575

47,016

(42,812)

1,211,779

Total Corporate

$ 8,021,313

$ 373,685

$ (119,715)

$ 8,275,283

Total fixed maturity securities

$ 13,858,732

$ 562,978

$ (202,526)

$ 14,219,184

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5.  Investments (continued)

December 31, 2001 - Restated

Amortized Cost

Gross Unrealized Gains

Gross Unrealized Losses

Estimated
Fair Value

Fixed-maturity securities:

 Asset Backed and Mortgage Backed Securities

$ 5,068,049

$ 53,350

$ (87,382)

$ 5,034,016

 Foreign Government & Agency Securities

306,578

15,191

(4,588)

317,182

States & Political Subdivisions

2,099

25

-

2,124

 U.S. Treasury & Agency Securities

339,476

540

(6,113)

333,903

Corporate securities:

Basic Industry

$ 294,373

$ 3,704

$ (8,531)

$ 289,546

Capital Goods

346,352

9,556

(2,347)

353,561

Communications

854,824

11,438

(10,674)

855,588

Consumer Cyclical

679,878

3,074

(4,487)

678,465

Consumer Noncyclical

513,491

7,572

(5,493)

515,570

 Energy

467,518

1,943

(6,650)

462,811

 Finance

1,987,366

12,127

(25,175)

1,974,318

 Industrial Other

102,023

2,271

(1,868)

102,426

 Technology

67,988

887

(1,874)

67,001

 Transportation

426,033

6,703

(8,080)

424,656

 Utilities

710,522

2,259

(15,181)

697,600

Total Corporate

$ 6,450,368

$ 61,534

$ (90,360)

$ 6,421,542

Total fixed maturity securities

$ 12,166,570

$ 130,640

$ (188,443)

$ 12,108,767

At December 31, 2002 and 2001, net unrealized (losses) gains on equity securities and investments in separate accounts aggregated $(1.5) million and $4.7 million, respectively.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2002.  At December 31, 2002, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

At December 31, 2002 and 2001, $595.9 million and $1.2 billion of fixed maturities were below investment grade, respectively.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2002 are as follows (in thousands):

Amortized Cost

Fair Value

Due in one year or less

$ 631,206

$ 635,956

Due after one year through five years

3,935,454

4,054,445

Due after five years through ten years

2,791,680

2,899,022

Due after ten years

1,342,094

1,391,443

8,700,734

8,980,866

Mortgage and asset-backed securities

5,158,298

5,238,318

$ 13,858,732

$ 14,219,184

Actual maturities may differ as borrowers may have the right to call or prepay obligations.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

Mortgage loans

The Company invests in commercial first mortgage loans throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made. The carrying value of mortgage loans was $169.6 million and $31.1 million at December 31, 2002 and 2001, respectively.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, appropriate allowances for losses have been made.  In those cases where, in management's judgement, the mortgage loan's value has been impaired, appropriate losses are recorded.   The company had no restructured or impaired mortgage loans at December 31, 2002 and 2001, respectively.  The allowances for losses at December 31, 2002 were $81,000.

Mortgage loans comprise the following property types and geographic regions at December 31 (in thousands):

Property Type:

2002

2001 - Restated

Office building

$ 66,167

$ 6,508

Residential

3,353

7,931

Retail

44,189

9,865

Industrial/warehouse

40,690

3,600

Other

15,249

3,220

Valuation allowance

(81)

-

Total

$ 169,567

$ 31,124

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

Geographic region:

2002 -

2001 - Restated

Arizona

$ 2,434

$ 2,524

California

10,981

1,959

Delaware

8,944

-

Florida

7,949

4,206

Georgia

6,945

1,060

Indiana

1,836

1,894

Kentucky

8,018

-

Louisiana

4,551

-

Maryland

4,774

3,301

Massachusettes

9,417

-

Michigan

5,875

549

New York

25,047

4,128

North Carolina

12,838

473

Ohio

11,479

2,736

Pennsylvania

17,835

1,986

Tennessee

3,177

90

Texas

7,347

668

Utah

1,980

1,538

Virginia

1,160

1,200

Washington

8,637

1,610

Other

8,424

1,202

Valuation allowance

(81)

-

Total

$ 169,567

$ 31,124

At December 31, 2002, scheduled mortgage loan maturities were as follows (in thousands):

2003

$ -

2004

3,792

2005

2,538

2006

-

2007

31,252

Thereafter

131,985

Total

$ 169,567

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future.  The outstanding commitments for these mortgages amount to $80.1 million and $0.5 million at December 31, 2002 and 2001, respectively.  The fair value of the outstanding commitments is not material to the Company.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5.  Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

2 months

Year Ended December 31,

ended 12/31/2001

10 months ended

Year Ended December 31,

2002

Restated

10/31/2001

2000

Fixed maturities

$ 802,328

$ 146,509

$ 678,035

$ 807,884

Mortgage loans

7,070

466

788

972

Other invested assets

(35,325)

(4,059)

33,485

84,745

Policy loans

36,648

5,758

30,701

36,985

Equity securities

484

797

9,651

276

Cash and cash equivalents

1,607

385

917

27,368

Gross investment income

812,812

149,586

753,577

958,230

Investment expenses

(10,515)

(3,253)

(17,936)

(21,014)

Amortization of options and interest rate caps

-

-

-

(80,408)

Net investment income

$ 802,297

$ 146,603

$ 735,641

$ 856,808

As of December 31, 2002 and 2001, the carrying value of non-income-producing fixed-maturity investments was $0.5 million and $81.8 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

2 months

Year Ended December 31,

Ended 12/31/2001

10 months ended

Year Ended December 31,

2002

Restated

10/31/2001

2000

Fixed maturities available for sale:

Gross gains

$ 135,821

$ 12,722

$ 19,374

$ 35,430

Gross losses

(128,637)

(9,821)

(7,510)

(70,474)

Other-than-temporary declines in value

(66,838)

-

(42,800)

(16,731)

(56,654)

2,901

(30,936)

(51,775)

Equity securities

2,378

-

1,665

-

Investments in separate accounts

-

-

-

4,386

Other invested assets

8,815

-

-

1,497

Gross realized investment (losses) gains

(48,461)

2,901

(29,271)

(45,892)

Amortization adjustments of deferred policy

acquisition costs and value of business acquired

7,313

(678)

6,481

10,096

Net realized investment (losses) gains

$ (41,148)

$ 2,223

$ (22,790)

$(35,796)

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

6.  Reinsurance

The Company's subsidiary, SLNY, has an agreement with SLOC whereby SLOC reinsures the mortality risks of the group life insurance contracts.  Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.  The agreement provides that SLOC will reinsure the mortality risks in excess of $50,000 per claim for group life contracts ceded by SLNY.

SLNY has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis. The agreement provides that the unrelated company will reinsure amounts above $4,000 per claim per month for long-term disability contracts ceded by SLNY.

The effects of reinsurance were as follows (in thousands):

Year ended December 31,

2 months ended

10 months ended

Year ended December 31,

2002

12/31/2001

10/31/2001

2000

Insurance premiums:

Direct

$ 25,900

$ 4,597

-

-

Ceded - Affiliated

4,133

280

-

-

Ceded - Non-affiliated

1,482

261

-

-

Net Premiums

$ 20,285

$ 4,056

-

-

Insurance and other individual policy benefits, and claims:

Direct

$ 19,644

$ 3,501

-

-

Ceded - Affiliated

2,858

1,227

-

-

Ceded - Non-affiliated

358

66

-

-

Net policy benefits and claims

$ 16,428

$ 2,208

-

-

SLNY is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim.  Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, SLNY evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

7.  Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

 Year ended
December 31,

2 months ended Restated

10 months ended

 Year ended
December 31,

2002

12/31/2001

10/31/2001

2000

Current

$ (45,827)

$ (2,359)

$ 89,493

$ 96,219

Deferred

34,802

49,587

(53,128)

(29,667)

Valuation allowance

-

-

(9,730)

(9,424)

$ (11,025)

$ 47,228

$ 26,635

$ 57,128

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

7.   Income Taxes (continued)

A reconciliation of income tax expense, with the expected federal income tax expense computed at the applicable federal income tax rate of 35%, is as follows (in thousands):

Year ended December 31,

2 months ended Restated

10 months ended

Year ended December 31,

2002

12/31/2001

10/31/2001

2000

Expected income tax expense

$ (10,103)

$ 47,224

$36,483

$69,899

Increase (decrease) in income taxes resulting from:

Nontaxable investment income

(1,622)

(195)

(1,002)

(2,704)

Amortization of goodwill

-

-

366

440

Change in valuation allowance

-

-

(9,730)

(9,424)

Other, net

700

199

518

(1,083)

Income tax expense

$ (11,025)

$ 47,228

$26,635

$57,128

The components of deferred income tax assets are as follows (in thousands):

December 31,

2002

2001 Restated

Deferred tax assets:

Policy liabilities

$ 33,104

$ 65,433

Deferred policy acquisition costs

53,319

100,559

Investments, net

-

20,142

Other

35,293

-

Total deferred tax assets

121,716

186,134

Deferred tax liabilities:

Investments, net

45,704

-

Other

-

4,959

Total deferred tax liabilities

45,704

4,959

Net deferred tax asset

$ 76,012

$181,175

Income taxes paid were $9.9 million, $64.0 million and $51.5 million for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.

As part of the Stock Purchase Agreement between SLF and LFC, LFC was obligated to reimburse the Company for any federal, state or local taxes arising from certain tax elections under Section 338(h) of the Internal Revenue Code of 1986.  LFC had given notice to the Company of certain objections it had with the calculation of these taxes.  The amount in dispute was approximately $27 million.  This dispute has been resolved and the recoverable amount was not adjusted.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

8.  Retirement Plans

As a result of the acquisition of the Company by SLF Holdings, the LFC Pension Plan was terminated effective November 1, 2001. Effective January 2002, essentially all United States employees of the Company became employees of Sun Life Assurance Company of Canada (U.S.) ("SLUS").  The employees of the Company were eligible to participate in a plan sponsored by SLUS when they achieved 1,000 hours of service.  The gain or loss on the termination of the Plan did not have any effect on the Company's financial statements as LFC was responsible for such gain or loss.

Prior to the acquisition by SLF Holdings, the Company's employees and certain employees of LFC were eligible to participate in the LFC Pension Plan (the "Plan").  It was the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974.  Additional amounts were contributed from time to time when deemed appropriate by the Company.  Under the Plan, all employees were vested after five years of service.  Benefits were based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit.  The Company also had an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan (the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code.  Plan assets consisted principally of investments in certain mutual funds sponsored by an affiliated company.

Pension cost related to the LFC Pension Plan is as follows (in thousands):

 10 months
ended

Year Ended December 31,

10/31/2001

2000

Pension cost consists of:

Service cost benefits earned during the period

$ 706

$ 734

Interest cost on projected benefit obligation

1,046

1,184

Expected return on Plan assets

(719)

(829)

Net amortization and deferred amounts

11

18

Total net periodic pension cost

$ 1,044

$ 1,107

The assumptions used to develop the accrued pension obligation and pension cost are as follows:

2001

2000

Discount rate

7.75%

7.75%

Rate of increase in compensation level

4.50

4.50

Expected long-term rate of return on assets

9.00

9.00

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans (under LFC through October 31, 2001 and SLOC thereafter).  Expenses related to these defined contribution plans totaled $0.8 million, and $0.9 million for the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

9.  Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments.  The aggregate fair-value amounts presented herein do not necessarily represent the underlying value of the Company, and, accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair-value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

Fixed maturities and equity securities: Fair values for fixed-maturity securities are based on quoted market prices, where available.  For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities.  The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans is determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: The carrying value of private equity limited partnerships and all other assets classified as other invested assets in the accompanying consolidated balance sheet approximate their fair value.  Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices.  The fair value of liabilities related to separate accounts is the amount payable on demand, which includes surrender charges.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value.  Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

9.  Fair Value of Financial Instruments (continued)

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

December 31,

December 31,

2002

2001

Restated

 Carrying
Value

 Fair
Value

 Carrying
Value

 Fair
Value

Assets:

Fixed-maturity securities

$14,219,184

$14,219,184

$ 12,108,767

$ 12,108,767

Equity securities

1,127

1,127

39,658

39,658

Mortgage loans

169,567

188,922

31,124

33,388

Policy loans

642,712

642,712

636,351

636,351

Other invested assets

280,465

280,465

521,259

521,259

Short term investments

6,390

6,390

17,758

17,758

Cash and cash equivalents

448,446

448,446

2,117,200

2,117,200

Separate accounts

2,334,755

2,334,755

2,995,094

2,995,094

Liabilities:

Policy liabilities

14,434,364

14,366,270

13,710,558

13,266,681

Separate accounts

2,317,611

2,317,611

2,966,820

2,966,820

10.  Quarterly Financial Data (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands).  The balances have been adjusted to reflect the merger of SLNY with Keyport at November 1, 2001.

2002 Quarters

March 31 Restated

June 30 Restated

 September 30
Restated

December 31

Net investment income, including

distributions from private equity

limited partnerships

$ 211,852

$ 206,664

$ 193,016

$ 190,765

Interest credited to policyholders

142,734

138,182

140,289

154,280

Investment spread

69,118

68,482

52,727

36,485

Premiums

5,677

5,268

3,611

5,729

Net realized investment (losses) gains

7,471

(24,584)

16,465

(40,500)

Net derivative income (losses)

9,941

(70,640)

(110,871)

48,144

Net change in unrealized and

undistributed gains (losses) in private

equity limited partnerships

(21,247)

10,993

12,498

(9,835)

Fee income

17,010

16,899

14,998

17,725

Pretax income (loss) before

minority interest and cumulative

effect of accounting changes

49,396

(32,922)

(62,612)

17,276

Net (loss) income

32,108

(21,399)

(40,937)

14,003

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

10.  Quarterly Financial Data (Unaudited) (continued)

2001 periods

2 Months ended

2001 Quarters

Month ended

December 31

March 31

June 30

September 30

October 31

Restated

Net investment income, including

distributions from private equity

limited partnerships

$ 234,919

$ 235,766

$ 195,391

$ 69,565

$ 146,603

Interest credited to policyholders

148,494

153,361

148,099

48,714

107,315

Investment spread

86,425

82,405

47,292

20,851

39,288

Premiums

Net realized investment (losses)

-

-

-

-

4,057

gains

(14,372)

(3,421)

(14,021)

9,024

2,223

Net derivative income (losses)

(3,823)

8,526

(6,537)

2,280

99,972

Net change in unrealized and

undistributed gains (losses) in

private equity limited

partnerships

2,656

(17,261)

(2,483)

-

-

Fee income

18,448

19,850

17,795

7,736

12,040

Pretax income (loss) before

minority interest and cumulative

effect of accounting changes

38,179

41,964

(977)

25,071

134,930

Net (loss) income

(23,877)

21,241

1,469

17,922

86,893

11.  Statutory Information

The Company's primary insurance company, Keyport Life Insurance Company, is domiciled in the State of Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department.  Statutory surplus and capital and statutory net (loss) income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions and income tax expense reflects only taxes paid or currently payable.  The Company's statutory surplus and net (loss) are as follows (in thousands):

Year ended December 31,

2002

2001

2000

Statutory surplus and capital

$ 533,613

$ 571,051

$ 805,235

Statutory net (loss)

(89,926)

(136,238)

(5,877)

Effective January 1, 2001, the State of Rhode Island required that insurance companies domiciled in the State of Rhode Island prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Commissioner of Insurance of the State of Rhode Island.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

11.  Statutory Information (continued)

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles for statutory purposes.  As a result of these changes, the Company reported an adjustment on a statutory basis that decreased unassigned surplus by $17.4 million as of January 1, 2001, which was primarily due to deferred tax assets and liabilities established as of that date.

The Company's ability to pay dividends is subject to certain restrictions.  Current Rhode Island insurance law permits the payment of dividends or distributions from the Company to its parent, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island.  The Company paid $0.1 million and $10.0 million in dividends to LFC in 2001 and 2000, respectively.  In connection with the SLOC acquisition, the Company will not be allowed to make any dividend payments for a period of 18 months (May 1, 2003) without the prior approval of the Rhode Island Insurance Department.  Subsequent to the 18 month period, the amounts of dividends that the Company will be able to pay will be based upon current Rhode Island insurance law.

12.  Transactions with Affiliated Companies

The Company reimbursed SLOC and LFC (prior to November 1, 2001) and certain affiliates for expenses incurred on its behalf for the years ended December 31, 2002 and 2000 and for the ten-month period ended October 31, 2001.  These reimbursements included corporate, general and administrative expenses, corporate overhead, such as executive and legal support, employee benefits, and investment management services.  The total amounts reimbursed were $66.1 million, $6.1 million, and $7.5 million for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.  In addition, certain affiliated companies distribute the Company's products and were paid $84.2 million, $47.1 million and $39.4 million by the Company for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.

On July 25, 2002, the Company issued a $380,000,000 promissory note at 5.76% to an affiliate, Sun Life (Hungary) Group Financing Limited Liability Company, which matures on June 30, 2012.  The Company will pay interest semi-annually beginning December 31, 2002.  The proceeds of the note were used to purchase fixed rate corporate and government bonds.

On December 31, 2002, Keyport Benefit Life Insurance Company ("KBL"), a wholly owned subsidiary of the Company, merged with and into Sun Life Insurance and Annuity Company of New York ("SLNY"), an affiliate.  Keyport and its subsidiaries, including KBL, were purchased on October 31, 2001 by Sun Life of Canada (U.S.) Holding, Inc., an upstream parent of SLNY.  On December 31, 2002, prior to the completion of the merger, the Company contributed capital in the amount of $30.15 million to KBL.  Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"), the parent of SLNY, contributed capital totaling $14.85 million to SLNY.  These contributions were approved by the respective boards of directors in anticipation of the merger transaction.  As a result of the merger, Sun Life (U.S.) continued to hold 2,000 shares of SLNY's common stock; however, the par value of the common stock was converted to $350 per share.  In exchange for its investment in KBL, SLNY issued the Company 4,001 shares of its common stock valued at $350 per share.  As a result of the share issuance and changes in par value, Sun Life (U.S.) ownership percentage of SLNY became 33%, with the Company holding the remaining 67%.

There were no material related party transactions during the two months ended December 31, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13.  Commitments and Contingencies

Leases

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2007.  Rental expense amounted to $5.7 million, $7.1 million, and $6.5 million for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.  The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2002 (in thousands):

2003

$ 5,267

2004

5,220

2005

5,080

2006

5,146

2007

4,769

Thereafter

1,241

$ 26,723

Legal Matters

The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate, and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years.

Investments

The Company has extended commitments to fund additional investments in private equity limited partnerships of $145.2 million.

PART C

ITEM 27. EXHIBITS

A. Amended and Restated Resolution of the Board establishing Keyport Variable Account I (filed herewith).

B. Form of Marketing Coordination Agreement between Sun Life Assurance Company of Canada (U.S.) and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-59662, filed with the Securities and Exchange Commission on April 26, 2002

C. Principal Underwriting Agreement (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on March 31, 2000.)

D. (1) Specimen Single Premium Variable Life Insurance Policy (filed herewith)

(2) Specimen Policy Endorsement (filed herewith)

(3) Specimen Name Change Endorsement (filed herewith)

(4) Specimen Name Change Endorsement (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-111634, filed with the Securities and Exchange Commission on December 31, 2003.)

E. Specimen Policy Application  (filed herewith)

F. (1) Certificate of Incorporation of Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-37907, filed with the Securities and Exchange Commission on October 14, 1997.)

(2) Bylaws of Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-37907, filed with the Securities and Exchange Commission on October 14, 1997.)

G. Not Applicable.

H.

     (1) Form of Participation Agreement Among Liberty Variable Investment Trust, Liberty Funds Distributor, Inc., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-111634, filed with the Securities and Exchange Commission December 31, 2003.)

     (1)(a) Form of Amendment to Participation Agreement (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-111634, filed with the Securities and Exchange Commission December 31, 2003.

     (2) Form of Participation Agreement 30, 2001 Among SteinRoe Variable Investment Trust, Liberty Funds Distributor, Inc., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-111634, filed with the Securities and Exchange Commission December 31, 2003.)

     (2)(a) Form of Amendment to Participation Agreement (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, file No. 333-111634, filed with the Securities and Exchange Commission December 31, 2003.)

I. None.

J. (1) Powers of Attorney (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-111634, filed with the Securities and Exchange Commission on December 31, 2003.)

   (2) Resolution of the Board of Directors of the depositor dated July 24, 2003, authorizing the use of powers of attorney for Officer signatures. (Incorporated herein by reference to the Registration Statement of Keyport Variable Account A on Form N-4, File No. 333-111634, filed with the Securities and Exchange Commission on December 31, 2003.)

K. Legal Opinion  (filed herewith)

L. None.

M. None.

N. Independent Auditor's Consents  (filed herewith)

O. None.

P. None.

Q. None.

ITEM 28. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and

Principal Positions and Officer

Business Address

With Depositor

Donald A. Stewart

Director

150 King Street West

Toronto, Ontario

Canada M5H 1J9

C. James Prieur

Chairman and Director

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Robert C. Salipante

President and Director

One Sun Life Executive Park

Wellesley Hills, MA 02481

David D. Horn

Director

257 Lake Street

P.O. Box 24

New Vineyard, ME 04956

James A. McNulty, III

Director

12 Wild Holly Lane

Medfield, MA 02052

S. Caesar Raboy

Director

220 Boylston Street

Boston, MA 02110

William W. Stinson

Director

1001 13th Avenue S.W.

Calgary, Alberta

Canada T2R 0L5

James C. Baillie

Director

Torys Suite 300, Maritime Life Tower

Toronto, Ontario

Canada MSK 1N2

Paul W. Derksen

Director

150 King Street West

Toronto, Ontario

Canada M5H 1J9

David K. Stevenson

Director

359 Grove Street

Needham, MA 02492

Claude A. Accum

Vice President and Chief Actuary

One Sun Life Executive Park

Wellesley Hills, MA 02481

James M.A. Anderson

Vice President, Investments

One Sun Life Executive Park

Wellesley Hills, MA 02481

Nancy L. Conlin

Vice President and Chief Counsel

One Sun Life Executive Park

Wellesley Hills, MA 02481

Gary Corsi

Vice President and Chief Financial Officer

One Sun Life Executive Park

Wellesley Hills, MA 02481

Mark W. DeTora

Vice President, Individual Insurance

One Sun Life Executive Park

Wellesley Hills, MA 02481

Ellen B. King

Assistant Vice President and Senior Counsel

One Sun Life Executive Park

and Secretary

Wellesley Hills, MA 02481

Philip K. Polkinghorn

Vice President, Annuities

112 Worcester Street

Wellesley Hills, MA 02481

James R. Smith

Vice President and Chief Information Officer

One Sun Life Executive Park

Wellesley Hills, MA 02481

Janet V. Whitehouse

Vice President, Human Resources and

One Sun Life Executive Park

Administrative Services

Wellesley Hills, MA 02481

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

The organization chart of Sun Life Assurance Company of Canada is incorporated by reference to Exhibit 15 to the Registration Statement on Form N-4 of Keyport Variable Account A, (File Nos. 333-111634, 811-07543), filed December 31, 2003.

None of the companies listed in such Exhibit 15 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

ITEM 30. INDEMNIFICATION

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.), as amended effective as of January 1, 2000 (a copy of which was filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Sun Life of Canada US Variable Account F, File No. 333-30844) provides for the indemnification of directors, officers and employees of Sun Life Assurance Company of Canada (U.S.). Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Assurance Company of Canada (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

ITEM 31. PRINCIPAL UNDERWRITERS

Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, H and I, Sun Life (N.Y.) Variable Accounts A, B and C, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account, Managed Sectors Variable Account, Keyport Variable Account A, and Keyport Variable Account I.

Name and Principal

Positions and Offices

Business Address*

with Underwriter

Jane P. Wolak

President

James M.A. Anderson

Director

Gary Corsi

Director

Ellen B. King

Clerk

Imants Sakson

Vice President

Norton A. Goss, II

Vice President & Chief Compliance Officer

Michael L. Gentile

Vice President

John E. Coleman

Vice President

Nancy C. Atherton

Assistant Vice President and Tax Officer

Jane F. Jette

Financial/Operations Principal and Treasurer

------------------------------

* The principal business address of all directors and officers of the principal underwriter, except for Ms. Wolak, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Ms. Wolak is 112 Worcester Street, Wellesley Hills, MA 02481

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained, in whole or in part, by Sun Life Assurance Company of Canada (U.S.) at its offices at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481 or at the offices of Clarendon Insurance Agency, Inc., at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. FEE REPRESENTATION

Sun Life Assurance Company of Canada (U.S.)("Sun Life of Canada (U.S.)") hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life (U.S.).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the city of Wellesley Hills, and the Commonwealth of Massachusetts, on the 30th day of December, 2003.

KEYPORT VARIABLE ACCOUNT I

(Registrant)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(Depositor)

By:

/s/ Robert C. Salipante

Robert C. Salipante, President

Attest:

/s/ Edward M. Shea

 Edward M. Shea, Assistant Vice President
and Senior Counsel

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

/s/ Robert C. Salipante

Robert C. Salipante

President and Director

(Principal Executive Officer)

December 30, 2003

/s/ Gary Corsi

Gary Corsi

Vice President and Chief

Financial Officer

(Principal Financial &

December 30, 2003

Accounting Officer)

*/s/ Donald A. Stewart

Donald A. Stewart

Director

*/s/ C. James Prieur

C. James Prieur

Chairman and Director

*/s/ James C. Baillie

James C. Baillie

Director

*/s/ Paul W. Derksen

Director

Paul W. Derksen

*/s/ David D. Horn

David D. Horn

Director

*/s/ James A. McNulty, III

James A. McNulty, III

Director

*/s/ S. Caesar Raboy

S. Caesar Raboy

Director

*/s/ David K. Stevenson

Director

David K. Stevenson

*/s/ William W. Stinson

William W. Stinson

Director

*By:

/s/ Edward M. Shea

Edward M. Shea, Attorney-In-Fact

December 30, 2003

* By Edward M. Shea pursuant to Powers of Attorney(Incorporated by reference to the Registration Statement on Form N-4 (File No. 333-111634) filed on or about December 31, 2003.).

Exhibit Index

Item No.

27(a)

Amended and Restated Resolution of the Board of Directors establishing Keyport Variable Account I

27(d)(1)

Specimen Single Premium Policy

27(d)(2)

Specimen Policy Endorsement

27(d)(3)

Specimen Name Change Endorsement

27(e)

Specimen Policy Application

27(k)

Legal Opinion

27(n)

Independent Auditors' Consents